      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                BLOCKBUSTER INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                              7841                             52-1655102
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification Number)

                           --------------------------

                                1201 ELM STREET
                              DALLAS, TEXAS 75270
                                 (214) 854-3000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                                EDWARD B. STEAD
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                BLOCKBUSTER INC.
                                1201 ELM STREET
                              DALLAS, TEXAS 75270
                                 (214) 854-3000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   Copies to:

         STEPHEN T. GIOVE                  MICHAEL D. FRICKLAS                 KENNETH A. LEFKOWITZ
       SHEARMAN & STERLING                     VIACOM INC.                  HUGHES HUBBARD & REED LLP
       599 LEXINGTON AVENUE                   1515 BROADWAY                   ONE BATTERY PARK PLAZA
     NEW YORK, NEW YORK 10022            NEW YORK, NEW YORK 10036         NEW YORK, NEW YORK 10004-1482
          (212) 848-4000                      (212) 258-6000                      (212) 837-6000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                  TITLE OF EACH CLASS OF                           PROPOSED MAXIMUM                   AMOUNT OF
               SECURITIES TO BE REGISTERED                   AGGREGATE OFFERING PRICE (1)          REGISTRATION FEE
Class A Common Stock, $.01 par value                                 $100,000,000                      $27,800

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus: one to be used in connection with a U.S. and Canadian offering of the registrant's class A common stock and one to be used in connection with a concurrent international offering of the class A common stock. The international prospectus will be identical to the U.S. prospectus except that it will have different front and back cover pages. The form of U.S. prospectus is included herein and is followed by the alternate pages to be used in the international prospectus which differ from those used in the U.S. prospectus. Each of the alternate pages for the international prospectus included herein has been labeled "Alternate Page for International Prospectus." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED       , 1999
P R O S P E C T U S
                                        SHARES
                               [BLOCKBUSTER LOGO]
                                BLOCKBUSTER INC.

                              CLASS A COMMON STOCK
                                  $  PER SHARE
                                   ---------

    We are selling       shares of our class A common stock. Of the       shares
of class A common stock that we are selling,       shares are being offered in
the United States and Canada by a syndicate of U.S. underwriters and shares are being offered concurrently outside the United States and Canada by a syndicate of international underwriters.

    In addition, the U.S. underwriters may purchase up to       additional
shares of our class A common stock under certain circumstances. The
international underwriters may also purchase up to       additional shares of
our class A common stock under certain circumstances.

    This is an initial public offering of our class A common stock. We currently expect the initial public offering price to be between $ and $ per share, and have applied to have the class A common stock listed on the New York Stock Exchange under the symbol "BBI."

    Following this offering, we will have two classes of authorized common stock, the class A common stock and class B common stock. The rights of the holders of class A common stock and class B common stock are identical, except with respect to voting and conversion.
                                 --------------

    INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS"
BEGINNING ON PAGE 10.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about       ,
1999.
                                 --------------

                                                                                                 PER SHARE     TOTAL
                                                                                                 ---------  ------------
Initial Public Offering Price..................................................................          $  $
Underwriting Discounts and Commissions.........................................................          $  $
Proceeds to Blockbuster Inc. (before expenses).................................................          $  $

                                 --------------

                          JOINT BOOK-RUNNING MANAGERS
SALOMON SMITH BARNEY                                    BEAR, STEARNS & CO. INC.
                                   ---------

CREDIT SUISSE FIRST BOSTON
                     GOLDMAN, SACHS & CO.
                                          J.P. MORGAN & CO.
ING BARING FURMAN SELZ LLC
       NATIONSBANC MONTGOMERY SECURITIES LLC
              PAINEWEBBER INCORPORATED
                      SCHRODER & CO. INC.
                             SG COWEN
                                    WIT CAPITAL CORPORATION

            , 1999

                                   [ARTWORK]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF CLASS A COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF CLASS A COMMON STOCK.
                                 --------------

                               TABLE OF CONTENTS

                                                                                            Page
                                                                                             ---
Prospectus Summary...................................................................          4
Risk Factors.........................................................................         10
Separation from Viacom...............................................................         20
Use of Proceeds......................................................................         22
Dividend Policy......................................................................         23
Capitalization.......................................................................         24
Dilution.............................................................................         25
Selected Combined Historical and Pro Forma Financial and Operating Data..............         26
Unaudited Pro Forma Combined Financial Data..........................................         28
Management's Discussion and Analysis of Financial Condition and Results of
  Operations.........................................................................         32
Video Industry Overview..............................................................         43
Business.............................................................................         47
Management...........................................................................         67
Agreements Between Viacom and Us.....................................................         79
Principal Stockholder................................................................         85
Description of Capital Stock.........................................................         86
Description of Credit Agreement......................................................         93
Shares Eligible for Future Sale......................................................         94
Material United States Federal Tax Consequences to Non-United States Holders.........         95
Underwriting.........................................................................         98
Legal Matters........................................................................        102
Experts..............................................................................        102
Where You Can Find More Information..................................................        102
Index to Audited Combined Financial Statements.......................................        F-1

                                 --------------

    At our request, certain of the underwriters have reserved up to   % of the
shares of class A common stock for sale at the initial public offering price to persons who are directors, officers or employees of us, or who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase these shares through a directed share program. The number of shares of class A common stock available for sale to the general public will be reduced to the extent of sales of shares under the directed share program to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of class A common stock offered in this offering.

    Until   , 1999 (25 days after the commencement of this offering), all dealers that buy, sell or trade our class A common stock, whether or not they are participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes us as we currently expect to exist at the time of this offering.

    For investors outside the United States: neither we nor any underwriter has taken or will take any action in any jurisdiction that would permit a public offering of the class A common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Both we and the underwriters require that persons who come into possession of this prospectus must inform themselves about and observe any restrictions as to the offering of the class A common stock and the distribution of this prospectus.

                            ------------------------

    BLOCKBUSTER-Registered Trademark-, BLOCKBUSTER VIDEO-Registered Trademark-, BLOCKBUSTER FAVORITES-TM-, BLOCKBUSTER GIFTCARD-Registered Trademark-, BLOCKBUSTER GIFTCARDS-TM-, BLOCKBUSTER REWARDS-TM-, BLOCKBUSTER ENTERTAINMENT AWARDS-Registered Trademark-, KIDPRINT-Registered Trademark-, BLOCKBUSTER MUSIC-Registered Trademark- and XTRA-VISION are our trademarks.

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus contains forward-looking statements relating to our operations that are based on our current expectations, estimates and projections about us and the home video industry. Words such as "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

    A number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, among others, those set forth in this prospectus under the heading "Risk Factors."

                          ORGANIZATION OF BLOCKBUSTER

    Our business and operations were previously conducted by Blockbuster Entertainment Corporation which was incorporated in Delaware in 1982 and entered the movie rental business in 1985. On September 29, 1994, Blockbuster Entertainment Corporation was merged with and into Viacom Inc. Since the merger, our business and operations have been conducted by various subsidiaries of Viacom. Recently, our business and operations were either (1) merged into Blockbuster Inc. or (2) purchased by Blockbuster Inc. or one of its subsidiaries. Blockbuster Inc., an indirect subsidiary of Viacom, was incorporated on October 16, 1989 in Delaware. We refer you to "Prospectus Summary -- Separation from Viacom" and "Separation from Viacom."

    Unless otherwise indicated or unless the context otherwise requires, all information in this prospectus gives effect to: (1) the reorganization described in "Prospectus Summary -- Separation from Viacom" and "Separation from Viacom -- Pre-Offering Transactions" and (2) the amendment to our certificate of incorporation to, among other things, change the amount and type of common stock that we can authorize.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR CLASS A COMMON STOCK. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE COMBINED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS.

OUR COMPANY

    We are the world's leading retailer of rentable home videocassettes, DVDs and video games, with about 6,500 stores in the United States and 26 other countries as of March 31, 1999. We operate primarily under the highly recognized BLOCKBUSTER brand name, which, according to The Gallup Organization, achieves nearly 100% recognition with active movie renters in the United States. Based on 1998 industry estimates from Paul Kagan Associates, Inc., a leading video industry expert, we estimate that our company-operated and franchised stores attained a U.S. market share in excess of 27%, over three times greater than that of our nearest competitor. In the United States, our customer transaction database contains information on about 87 million accounts, and we estimate that about 65% of the population lives within three miles of one of our stores. Our revenues in 1998 increased 17.5% from 1997, with about 79% of these revenues generated in the United States and about 21% generated outside of the United States. Nearly 60 million people worldwide have rented in excess of 970 million movies and video games from us or our franchisees within the last 12 months. For the year ended December 31, 1998, we and our franchisees recorded worldwide revenues of about $4.7 billion, $3.9 billion from our company operations and $0.8 billion from our franchised stores.

    Under the management team led by John F. Antioco, our chairman, president and chief executive officer, we developed and implemented a new business model that focuses on our core rental business and significantly improves customer satisfaction. Most significantly, we entered into domestic revenue-sharing agreements with all of the major Hollywood movie studios. Under these agreements, we agree to share our U.S. rental revenue with the studios for a limited period of time. We believe that these agreements have significant benefits to us, including:

    - substantially increasing the number of newly released videos in our stores to better satisfy customer demand;

    - contributing to an increase in revenues resulting from an increase in the total number of transactions and the number of videocassettes rented per transaction; and

    - aligning the studios' economic interests more closely with ours because they share a portion of the rental revenue with us for a period of time.

    Under our new business model, quarterly domestic same store rental revenues increased 8.6%, 17.5%, 20.0%, 20.5% and 23.1% in the first through fourth quarters of 1998 compared to 1997 and the first quarter of 1999 compared to the first quarter of 1998, respectively.

INDUSTRY OVERVIEW

    According to Paul Kagan Associates, the U.S. videocassette and DVD rental and sales industry grew from $15.7 billion in revenue in 1997 to $17.1 billion in 1998 and is expected to reach $22.0 billion in 2002. Paul Kagan Associates estimates that in 1998, 83.5 million, or 81.5%, of the 102.5 million total U.S. households owned a VCR. According to Paul Kagan Associates, 19.7 million VCRs and DVD players were sold in the United States in 1998, and this expert expects sales to reach 21.5 million units by 2002.

    The home video industry is highly fragmented, with single store owners currently operating about 49% of all locations that rent video titles. We believe that there are several competitive advantages of being a large home video chain and therefore believe individual stores and small chains in the home video industry will continue to consolidate with national and regional chains.

STRATEGY

    BUSINESS MODEL

    We believe our business model gives us an advantage over other large home video chains and a significant advantage over our single store competitors. The key elements of our business model are to:

    - provide a large number of copies and a broad selection of movie titles;

    - operate conveniently located and highly visible stores;

    - offer superior and consistent customer service;

    - optimize our pricing to local market conditions;

    - nationally advertise and market our BLOCKBUSTER brand name and the differences between us and our competitors;

    - use our extensive customer transaction database to effectively operate and market our business; and

    - improve our efficiency and lower our costs through self distribution.

    GROWTH STRATEGY

    The goal of our growth strategy is to increase our U.S. systemwide market share from 27%, as of December 31, 1998, to over 40% within the next three years and to significantly increase our market share in those countries outside the United States where it is profitable to do so. The key elements of our growth strategy are to:

    - increase our same store revenues;

    - expand our domestic store base;

    - expand our international store base;

    - expand our worldwide franchise program;

    - apply the benefits of our greater size by spreading fixed costs across our expanding operations;

    - pursue strategic acquisitions; and

    - pursue new technologies and products related to rentable home entertainment which capitalize on our brand name.

SEPARATION FROM VIACOM

    We are currently an indirect wholly owned subsidiary of Viacom. Immediately after the completion of this offering, Viacom will own none of the outstanding shares of our class A common stock and 100% of the outstanding shares of our class B common stock. Accordingly, Viacom will own common stock representing
about     % of our equity value, or about      % if the underwriters exercise
their over-allotment options in full, and about       % of the combined voting
power of our outstanding common stock, or about      % if the underwriters
exercise their over-allotment options in full. Viacom has rights protecting its ability to control at least 80% of our equity value and the combined voting power of our two outstanding classes of common stock. We refer you to "Agreements Between Viacom and Us -- Initial Public Offering and Split-off Agreement" for additional information with respect to these rights. Viacom has announced that, if it receives a favorable tax ruling from the Internal Revenue Service, it currently intends to distribute all of its holdings in our common stock to certain of its stockholders in a transaction intended to qualify for tax-free treatment under Section 355 of the Internal Revenue Code. Viacom has the sole discretion to determine if and when such split-off will occur and all terms of such split-off. If Viacom determines to make the distribution, it will occur some time after the later of (1) September 29, 1999, the five-year anniversary of the merger of Viacom and Blockbuster Entertainment Corporation and (2) unless the underwriters consent to an earlier date, 180 days after the completion of this offering. For additional information on the risks associated with Viacom not completing the split-off, we refer you to "Risk Factors -- Risk Factors Relating to Our Separation from Viacom."

THIS OFFERING

    This offering is for       shares of our class A common stock in the United
States and Canada and the concurrent offering of       shares of our class A
common stock outside of the United States and Canada. In this prospectus, a reference to each offering is a reference to both offerings. The closing of each offering is conditioned upon the closing of the other.

Class A common stock offered by us:

  Offering in the United States and Canada...  shares

  Offering outside of the United States and
    Canada...................................  shares

    Total offering...........................  shares

Common stock outstanding after this offering:

  Class A common stock.......................  shares(1)

  Class B common stock.......................  shares(2)

    Total common stock.......................  shares(1)

Voting rights; Conversion....................  The holders of class A common stock and class
                                               B common stock have identical rights, except
                                               with respect to voting and conversion.
                                               Holders of class A common stock are entitled
                                               to one vote per share and holders of class B
                                               common stock are entitled to five votes per
                                               share. Holders of the class A common stock
                                               and class B common stock generally vote
                                               together as a single class. We refer you to
                                               "Description of Capital Stock -- Common Stock
                                               -- Voting rights." Under certain
                                               circumstances, the class B common stock
                                               converts automatically or at the option of
                                               Viacom into class A common stock. We refer
                                               you to "Description of Capital Stock --
                                               Common Stock -- Conversion."

Use of proceeds..............................  We intend to use all of the net proceeds from this offering to repay certain borrowings
                                               under our credit agreement which we describe
                                               in "Description of Credit Agreement." For a
                                               full discussion of the use of proceeds, we
                                               refer you to "Use of Proceeds."

Dividend policy..............................  Subject to our financial performance and action by our board of directors, we
                                               currently intend to pay dividends on a
                                               quarterly basis, at an initial rate of $
                                               per share, commencing with the first
                                               declaration in      for payment in      . We
                                               refer you to "Dividends."

Risk factors.................................  You should consider the risks involved in an investment in our class A common stock. We
                                               refer you to "Risk Factors."

Proposed NYSE symbol.........................  BBI.

------------------------

(1) This assumes that the underwriters do not exercise their over-allotment options. We refer you to "Underwriting."

(2) Viacom beneficially owns all of the class B common stock.

OUR COMPANY INFORMATION

    Our principal executive offices are located at 1201 Elm Street, Dallas, Texas 75270 and our telephone number is (214) 854-3000.

SUMMARY COMBINED FINANCIAL DATA

    The summary combined historical and pro forma financial data presented below should be read in conjunction with the combined financial statements and notes thereto, the "Unaudited Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                                                              YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------------
                                                                                                     PRO FORMA
                                                                                                    ADJUSTED FOR
                                                                                                        THIS
                                                                                                      OFFERING
                                                                     1996       1997       1998       1998(1)
                                                                   ---------  ---------  ---------  ------------
                                                                   (IN MILLIONS, EXCEPT PER SHARE AND WORLDWIDE
                                                                                    STORE DATA)
STATEMENT OF OPERATIONS DATA(2):
  Revenues.......................................................  $ 2,942.1  $ 3,313.6  $ 3,893.4
  Gross profit...................................................    1,928.4    1,953.1    1,937.0
  Operating income (loss)........................................      267.6     (214.6)    (359.2)
  Income (loss) before income taxes..............................      249.2     (269.3)    (394.7)
  Net income (loss)..............................................       77.8     (318.2)    (336.6)
  Pro forma net income per share--basic and diluted(3)...........
  Pro forma weighted average shares outstanding--basic and
    diluted(3)...................................................

BALANCE SHEET DATA:
  Cash and cash equivalents......................................  $    58.6  $   129.6  $    99.0
  Rental library, net............................................      676.0      734.5      441.2
  Intangibles, net...............................................    6,309.6    6,192.7    6,055.6
  Total assets...................................................    8,794.6    8,731.0    8,274.8
  Long-term debt, less current portion(4)........................      249.0      331.3    1,715.2
  Stockholders' equity(4)........................................    7,784.4    7,617.6    5,637.9

OTHER DATA:
  EBITDA(5)(9)...................................................  $   599.3  $   207.9  $    23.7
  EBITDA as adjusted(6)(9).......................................      649.5      383.1      448.0
  Net income (loss) plus intangible amortization, net of
    tax(7)(9)....................................................      239.6     (155.0)    (172.5)
  Net income (loss) plus intangible amortization, net of tax, as
    adjusted(8)(9)...............................................      269.7       19.7      100.6
  Cash flows from operating activities...........................      985.0      991.3    1,234.5
  Cash flows from (used for) investing activities................   (1,235.1)  (1,188.1)  (1,022.2)
  Cash flows from (used for) financing activities................      208.8      269.3     (241.1)
  Amortization of intangibles....................................      166.2      168.7      170.2
  Depreciation...................................................      165.5      253.8      212.7
  Capital expenditures(10).......................................      323.7      262.2      175.0

WORLDWIDE STORE DATA:
  Company-operated stores at end of period.......................      4,472      5,105      5,283
  Franchised and joint venture stores at end of period...........        845        944      1,098
  Total stores at end of period..................................      5,317      6,049      6,381
  Same store revenues increase (decrease)(11)....................        5.1%      (1.8)%      13.3%

------------------------

(1) For information regarding the pro forma adjustments made to our historical financial data, we refer you to "Unaudited Pro Forma Combined Financial Data."

(2) The statement of operations data for the years presented do not fully reflect the trends in our business as we had significantly different business models during this period resulting in significant charges. As a result, our statement of operations data for the years presented are not comparable.

(3) Our historical capital structure is not indicative of our prospective capital structure because no direct ownership relationship existed among all the various units comprising our company. Accordingly, historical earnings per share has not been presented in the combined financial statements. Pro forma weighted average shares outstanding reflect all shares of class B common stock issued and outstanding which are owned by Viacom and the class A common stock to be issued in this offering as if these shares had been outstanding since January 1, 1998.

(4) This reflects the December 31, 1998 declaration of a $1.4 billion dividend payable to Viacom in the form of an interest-bearing promissory note.

(5) EBITDA represents net income (loss) before equity in loss of affiliated companies (net of tax), benefit (provision) for income taxes, interest expense and other items (net), depreciation and amortization of intangibles.

(6) EBITDA as adjusted excludes: (1) the $50.2 million restructuring charge recorded in 1996 primarily related to our corporate relocation and elimination of third-party distributors; (2) the $175.2 million effect on EBITDA of the $250 million charge recorded in 1997 primarily related to inventory write downs, closure of underperforming stores and expenses associated with our corporate relocation; and (3) the $424.3 million charge recorded in 1998 related to a change in accounting for videocassette and game rental amortization. We refer you to notes 3 and 4 of our combined financial statements included elsewhere in this prospectus.

(7) This represents net income (loss) plus intangible amortization, net of tax, which is primarily related to goodwill.

(8) Net income (loss) plus intangible amortization, net of tax, as adjusted: (1) excludes the $50.2 million restructuring charge recorded in 1996 primarily related to our corporate relocation and elimination of third-party distributors; (2) excludes the $250 million charge recorded in 1997 primarily related to inventory write downs, closure of underperforming stores and expenses associated with our corporate relocation; (3) excludes the $424.3 million charge recorded in 1998 related to a change in accounting for videocassette and game rental amortization; and (4) offset by the related tax benefits associated with these charges. We refer you to notes 3 and 4 of our combined financial statements included elsewhere in this prospectus.

(9) "EBITDA," "EBITDA as adjusted," "net income (loss) plus intangible amortization, net of tax" and "net income (loss) plus intangible amortization, net of tax, as adjusted" are presented here to provide additional information about our operations. These items should be considered in addition to, but not as a substitute for or superior to operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.

(10) This excludes cash used for acquisitions.

(11) A store is included in the same store revenue calculation after it has been opened and operated by us for more than 52 weeks. An acquired store becomes part of the same store base in the 53rd week after its acquisition and conversion. The percentage change is computed by comparing total net revenues for same stores as defined above at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year.

                                  RISK FACTORS

    You should carefully consider the risks described below and the other information contained in this prospectus before making a decision to invest in our class A common stock. We have separated the risks into three groups:

    - risks that relate to our business and industry;

    - risks that relate to our expected separation from Viacom; and

    - risks that relate to the securities market and ownership in our stock.

    In addition, the risks described below are not the only ones facing us. We have only described the risks we consider to be the most material. However, there may be additional risks that are viewed by us as not material or are not presently known to us.

    If any of the events described below were to occur, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. When we say below that something could or will have a material adverse effect on us, we mean that it could or will have one or more of these effects. In any such case, the price of our common stock could decline, and you could lose all or part of your investment in our company.

    This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

               RISK FACTORS RELATING TO OUR BUSINESS AND INDUSTRY

    We are subject to the following risks, which include risks that relate to our industry:

OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED BY NEW TECHNOLOGIES

    New digital technologies, such as near-video-on-demand, video-on-demand and Digital Video Express (commonly referred to as Divx), and others could have a material adverse effect on us, especially if newly released movies are made widely available by the studios to these technologies at the same time, or before, they are made available to the video stores for rental and these technologies are widely accepted by consumers.

    THE WIDESPREAD AVAILABILITY OF ADDITIONAL CHANNELS ON SATELLITE AND DIGITAL CABLE SYSTEMS MAY SIGNIFICANTLY REDUCE PUBLIC DEMAND FOR OUR PRODUCTS. Recent advances in direct broadcast satellite and cable technologies may adversely affect public demand for video store rentals. If this were to occur, it could have a material adverse effect on us. Direct broadcast satellite providers transmit numerous channels of programs by satellite transmission into subscribers' homes. Recently developed technology has presented cable providers with the opportunity to use digital technology to transmit many additional channels of programs over cable lines to subscribers' homes. If direct broadcast satellite and digital cable were to become widely available and accepted, this could cause a smaller number of movies to be rented due to viewers favoring the expanded number of conventional channels and expanded programming offered through these services. In addition, because of this increased availability of channels, direct broadcast satellite and digital cable providers have been able to:

    - substantially increase the number and variety of movies they can offer their subscribers on a pay-per-view basis; and

    - provide more frequent and convenient start times for the most popular movies.

    This is referred to within our industry and by others as near-video-on-demand. If near-video-on-demand were to become more widely available and accepted, pay-per-view purchases could significantly increase. Near-video-on-demand allows the consumer to avoid trips to the video store for rentals and returns of movies which also eliminates the chance they will incur an extended viewing fee. However, newly released movies are currently made available by the studios for rental prior to being made available on a near-video-on-demand basis, and near-video-on-demand does not allow the consumer to start, stop and rewind the movie. Increases in the size of this pay-per-view market could lead to an earlier distribution window for movies on pay-per-view if the studios perceive this to be a better way to maximize their revenue.

    WE MAY EVENTUALLY HAVE TO COMPETE WITH THE WIDESPREAD AVAILABILITY OF VIDEO-ON-DEMAND, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON US. Some digital cable providers have begun testing technology designed to transmit movies on demand with interactive capabilities such as start, stop and rewind. This is referred to within our industry and by others as video-on-demand. Video-on-demand is currently available in certain test markets. However, video-on-demand competes with other uses of cable infrastructure, such as the ability to provide internet access and basic telephone services, some of which may provide higher returns for operators. If video-on-demand could be profitably provided at a reasonable price and newly released movies were made available at the same time, or before, they were made available to the video stores for rental, video-on-demand could have a material adverse effect on us.

    WE CANNOT PREDICT THE IMPACT ON US IF DIVX BECOMES WIDELY AVAILABLE AND ACCEPTED. Divx has recently been introduced in the United States as an alternative to the videocassette and DVD. A Divx is a digital disc that has been specially encoded to permit viewing for a period of time and is priced similar to a rental transaction. After the initial viewing period is completed, the consumer may view the movie again or buy the movie by authorizing additional charges. Consumers are not obligated to return the Divx. Based upon public statements from Divx, we believe there were over 100,000 U.S. households that owned a Divx player in 1998 as compared to Paul Kagan Associates' estimate that over 80 million U.S. households owned a VCR in 1998 and over one million U.S. households owned a DVD player in 1998. We cannot predict the impact on us if Divx were to become widely available and accepted.

OUR INDUSTRY WOULD LOSE A SIGNIFICANT COMPETITIVE ADVANTAGE IF THE MOVIE STUDIOS ADVERSELY CHANGE THEIR CURRENT DISTRIBUTION PRACTICES

    A significant competitive advantage that our industry currently enjoys over most other movie distribution channels except theatrical release is the early timing of our distribution "window" which is exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, premium television, basic cable and network and syndicated television. The length of the window for movie rental varies, typically ranging from 30 to 90 days for domestic video stores and from 120 to 180 days for international video stores. Thereafter, movies are made sequentially available to television distribution channels.

    We could be materially adversely affected if:

    - the video store windows were no longer the first following the theatrical release;

    - the length of the video store windows were shortened; or

    - the video store windows were no longer as exclusive as it is now.

    Although we believe that the studios have a significant interest in maintaining a viable home video rental industry, because the order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie, we cannot predict the impact, if any, of any future decisions by the studios.

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT

    We cannot assure you that competing pressures we face will not have a material adverse effect on us. We believe our most significant competition comes from (a) non-videocassette providers of home viewing entertainment and (b) video stores and other retailers that rent or sell movies.

    WE COMPETE WITH NON-VIDEOCASSETTE PROVIDERS OF HOME VIEWING
ENTERTAINMENT. These providers include direct broadcast satellite, cable, digital terrestrial, network and syndicated television. We believe that our most significant competitive risk in this area comes from direct broadcast satellite and digital cable television. As mentioned above, further growth in the direct broadcast satellite and digital cable subscriber bases could cause a smaller number of videocassettes and DVDs to be rented with viewers favoring the expanded number of conventional channels and expanded programming, including sporting events, offered through these services. Direct broadcast satellite, digital cable and "traditional" cable providers not only offer numerous channels of conventional television, but they also offer pay-per-view movies, which permit a subscriber to pay a fee to see a selected movie. We cannot assure you that competing pressures we face from the pay-per-view industry will not have a material adverse effect on us.

    WE COMPETE WITH VIDEO STORES AND OTHER RETAILERS THAT RENT OR SELL
MOVIES. These retailers include, among others: (1) other local, regional and national video stores; (2) mass merchant retailers; (3) supermarkets, pharmacies and convenience stores; and (4) Internet sites. Although we believe that we currently compete favorably with these retailers, if any of our competitors were to grow and/or increase their presence in our markets, the continued success of our business would become further challenged.

WE COULD BE MATERIALLY ADVERSELY AFFECTED IF A GREATER PROPORTION OF NEWLY RELEASED MOVIES WERE INITIALLY PRICED AS A SELL-THROUGH PRODUCT IN THE UNITED STATES AND CONSUMERS WANTED TO OWN THESE MOVIES

    In general, studios initially price their movies at prices that are too high to generate significant consumer demand for purchase. Recently, however, the studios have released a limited number of movies at prices intended to generate consumer demand to purchase rather than rent them. This is referred to as sell-through pricing. Movies priced for sell-through are not subject to our revenue-sharing agreements. Although we believe that industry economics will dictate that most new releases on videocassettes and DVDs will continue to be initially priced for rental, we could be materially adversely affected if (1) a greater proportion of either release format were initially priced as a sell-through product in the United States and (2) consumers wanted to own, and not rent, these movies. This is because sell-through retail margins are generally lower than rental margins. In addition, other competitors, such as mass merchandisers, retailers, warehouse clubs and Internet sites, can distribute and sell these sell-through movies at lower costs and/or may operate at lower margins than us. Our sell-through business in the United States represented only 7.0% of our domestic 1998 revenues. However, if enough consumers desire to rent rather than own these movies the adverse effect of sell-through would be offset, in part or in full, by the improved margins we would obtain from renting sell-through movies because these movies have low initial wholesale prices and are not subject to revenue-sharing.

SIGNIFICANT BENEFITS WOULD BE LOST AND WE WOULD BE MATERIALLY ADVERSELY AFFECTED IF OUR REVENUE-SHARING AGREEMENTS WERE MATERIALLY ADVERSELY CHANGED OR DISCONTINUED

    Historically, we paid the major studios or their licensees between $60 and $70 per videocassette for major theatrical releases that were priced for rental in the United States. In 1998, we entered into revenue-sharing agreements with the major studios in the United States. These agreements generally have terms ranging from two to five years. Under these agreements, we pay only a minimal up front cost per videocassette and agree to share our U.S. rental revenue with the studios for a limited period of time. In addition, we agree to take a minimum number of copies of each movie title that is released by a studio in any U.S. movie theater. We also agree to take, in some cases, a minimum number of movies that are not released by a studio in any U.S. movie theater.

    If our revenue-sharing agreements are materially adversely affected or discontinued, this will have a material adverse effect on us.

IF THE AVERAGE SALES PRICE FOR THE PREVIOUSLY VIEWED TAPES OBTAINED UNDER REVENUE-SHARING IS NOT AT OR ABOVE AN EXPECTED PRICE, OUR EXPECTED GROSS MARGINS MAY BE ADVERSELY AFFECTED

    Under our revenue-sharing agreements, we expect to earn revenues in two ways: (1) revenues resulting from the rental of the videocassettes and (2) revenues resulting from the sales of the previously viewed tapes to the public after the period of time after their useful lives as rental products. To achieve our expected gross margins, we need to sell these previously viewed tapes at or above an expected price. If the average sales price of these previously viewed tapes is not at or above this expected price, our gross margins under our revenue-sharing agreements may be adversely affected. As a result of revenue-sharing, we will need to sell significantly more previously viewed tapes than in the past. Even though revenue-sharing was not fully implemented during all of 1998, domestically we sold about 17.6 million previously viewed tapes in 1998, as compared to 1997 when we sold about 7.8 million previously viewed tapes. This represents about a 126% increase in sales. We cannot assure you that we will be able to sell, on average, these previously viewed tapes at or above the expected price since we do not have extensive experience in selling previously viewed tapes in these quantities. Other factors that affect our ability to sell these previously viewed tapes at expected prices, include: (1) consumer desire to own the particular movie; and (2) the number of previously viewed tapes available for sale by others to the public. In addition, after the expiration of the video store distribution window, the sales of previously viewed tapes also compete with newly released videos which are priced for sell-through.

OUR REVENUES MAY SIGNIFICANTLY FLUCTUATE

    Our revenues are subject to significant fluctuations, which are generally caused by the following factors:

    - CONSUMER APPEAL OF NEWLY RELEASED MOVIES. We are highly dependent upon rental revenues from newly released movies. About 81% of our 1998 domestic rental revenues were from the rentals of newly released movies. Each week different movies are released for rental. Our rental revenues will fluctuate depending upon the level of consumer acceptance with respect to these newly released movies.

    - SEASONALITY. Our business generally experiences revenue declines in April and May, due in part to improved weather and Daylight Savings Time, and in September and October, due in part to the start of school and the introduction of new television programs.

    - SPECIAL EVENTS. Special sporting events, such as the Olympics and the World Cup, and other events may negatively affect our revenues.

    Fluctuations in revenues may adversely affect our near-term earnings, which in turn could adversely affect our year-to-year and quarter-to-quarter comparisons of revenues and earnings.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES IN OUR RECENT FINANCIAL HISTORY

    We have experienced significant losses during the most recent two fiscal years, primarily as a result of unusual charges taken in 1997 and 1998. Our net losses were $318.2 million in 1997 and $336.6 million in 1998. For a discussion of our operating results, the substantial net losses incurred during the periods indicated and the unusual charges, we refer you to "Management's Discussion and Analysis of Financial Condition and Results of Operations." We cannot assure you that we will have net income in future periods.

IF WE DETERMINE THAT WE NEED TO WRITE OFF A SIGNIFICANT PORTION OF OUR INTANGIBLE ASSETS FROM OUR FINANCIAL STATEMENTS, THIS ACCOUNTING ADJUSTMENT WILL ADVERSELY AFFECT OUR RESULTS OF OPERATIONS, WHICH MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

    We have a substantial amount of intangible assets on our combined financial statements. At December 31, 1998, we had net intangible assets of $6,055.6 million, which represented about 73% of our total assets and about 107% of our stockholders' equity. Our intangible assets consist primarily of goodwill. This goodwill was primarily created when Viacom acquired our company in 1994 for a purchase price in excess of the fair market value of our tangible assets and liabilities at that time. This goodwill was originally recorded on Viacom's financial statements but has been "pushed-down" to us as an asset on our combined financial statements. This goodwill generally represents our BLOCKBUSTER name. We cannot assure you that the value of these intangible assets, including goodwill, will ever be realized by us. These intangible assets are amortized over their estimated remaining economic life, which in the case of goodwill does not exceed 40 years.

    Currently, we believe that the carrying value of our intangible assets is appropriate. However, we evaluate on a regular basis whether or not events and circumstances have occurred that indicate that all or a portion of the carrying amount of these intangible assets may require adjustment. If future events determine that (1) a significant portion of unamortized intangible assets, including goodwill, is not recoverable and must be written off or (2) the amortization period for these intangible assets has to be significantly shortened, these events will adversely affect our results of operations. We refer you to our combined financial statements and the related notes contained elsewhere in this prospectus.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OUR GROWTH STRATEGY

    WE MAY BE UNABLE TO FULLY EXECUTE OUR NEW STORE EXPANSION. We intend to proceed with a significant expansion. Over each of the next three years, we expect to open:

    - about 500 new company-operated stores in the United States;

    - about 200 new franchise stores in the United States;

    - about 170 new company-operated stores in markets outside the United States; and

    - about 125 new franchise and/or joint venture stores in markets outside the United States.

    In order to meet our store expansion goals within this three-year period, we will be required to invest considerable time in implementing these plans. Although we believe that we have personnel and other resources required to implement our store expansion goals, we cannot assure you that we will be able to execute our new store expansion within the expected time frame.

    WE CANNOT ASSURE YOU AS TO THE PROFITABILITY OF NEWLY OPENED OR PREEXISTING STORES. In connection with this growth strategy, we expect to open company-operated stores in markets, regions or countries where we have limited or no operating history. We cannot assure you (1) that these newly opened stores will achieve revenue or profitability levels comparable to those of our existing stores or (2) that these stores will achieve such revenue or profitability levels within the time periods estimated by us. Conversely, we expect to open smaller company-operated stores in markets where we already have significant operations in order to maximize our market share within these markets. Although we have a customized store development approach, we cannot assure you that these smaller newly opened stores will not negatively impact the revenues of those preexisting stores in any given market.

    WE MAY BE UNABLE TO SUCCESSFULLY GROW AND OPERATE PROFITABLY WITH RESPECT TO OUR INTERNATIONAL OPERATIONS. The international home video and video game industry varies from country to country which may affect our ability to grow and operate profitably within a particular country. Factors that may vary include, among others (1) political and economic systems and risks and (2) legal standards and regulations, such as those relating to foreign ownership rights, unauthorized copying, intellectual property rights, labor and employment matters, trade regulation and business practices, franchising and taxation. Although we believe that we are generally able to apply our overall domestic and international experiences to achieve success in our individual international operations, we cannot assure you that we will be able to grow and operate profitably in markets outside the United States.

WE MAY BE LIABLE FOR LEASE PAYMENTS RELATED TO BLOCKBUSTER MUSIC STORES

    In October 1998, about 380 BLOCKBUSTER MUSIC stores were sold to Wherehouse Entertainment Inc. Certain of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. As of March 31, 1999, the average remaining term of these leases was 4.1 years. We have agreed to indemnify Viacom with respect to any amount paid under these guarantees. As of the time of the sale, we estimated that we were contingently liable for about $93 million with respect to the remaining term of these leases if Wherehouse defaults on all of these leases. This amount has not been discounted to present value. Our contingent liability will vary over time depending on the lease terms remaining. We have not recorded any reserves related to this contingent liability in our combined financial statements. If Wherehouse defaults, related losses could adversely affect our future operating income.

WE DEPEND ON OUR EXECUTIVE MANAGEMENT TEAM

    We are highly dependent on the efforts of our executive officers, particularly John F. Antioco, our chairman, president and chief executive officer. While we believe that we could find replacements for these key personnel, the loss of their services could have an adverse effect on us. Mr. Antioco has entered into an employment contract with us through 2002. We refer you to "Management -- Employment Agreements."

WE COULD BE MATERIALLY AND ADVERSELY AFFECTED IF OUR CENTRALIZED DOMESTIC
  DISTRIBUTION CENTER IS SHUT DOWN

    Our domestic distribution system is centralized. This means that we ship nearly all of the products to our U.S. company-operated stores, including newly released videos purchased under the revenue-sharing agreements, through our distribution center. If our distribution center is shut down for any reason we could incur significantly higher costs and longer lead times associated with distributing our videocassettes and other products to our stores.

WE ARE SUBJECT TO GOVERNMENTAL REGULATION

    We are subject to various international, U.S. federal, state and local laws affecting our business, including laws that govern the offer and sale of franchises, the disclosure and retention of video rental records, access and use of our video stores by disabled persons and state and local licensing, zoning, land use, construction and environmental regulations. Any finding that we have been or are in noncompliance could result in, among other things, governmental penalties or private litigant damages which could have a material adverse effect on us. Furthermore, changes in existing laws, including environmental and employment laws, new laws or increases in the minimum wage may increase our costs.

WE MAY BE ADVERSELY AFFECTED IF OUR YEAR 2000 REMEDIATION EFFORTS ARE NOT
  SUCCESSFUL

    We are highly dependent upon the proper functioning of our computer and infrastructure systems as well as those of our third party vendors. The failure of our systems, or those of our third party vendors, to be year 2000 compliant could have a material adverse effect on us. The possible consequences of a failure include, among others:

    - incomplete or inaccurate accounting, recording or processing of rentals and sales of videocassettes, DVDs, video games and other products and the reporting of this information;

    - delays or failures in ordering, shipment and distribution of videocassettes, DVDs, video games and other products;

    - the creation of uncertainty about our customer database; or

    - the inability to consummate credit and debit card and check transactions.

    If a potential Year 2000 problem is not remedied, potential risks to us include business interruption, financial loss, harm to our reputation and legal liability. We refer you to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

              RISK FACTORS RELATING TO OUR SEPARATION FROM VIACOM

    We are subject to the following risks in connection with our expected separation from Viacom:

WE WILL BE CONTROLLED BY VIACOM AS LONG AS IT OWNS A MAJORITY OF THE COMBINED VOTING POWER OF OUR TWO CLASSES OF COMMON STOCK AND OUR OTHER STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING DURING THIS TIME

    AFTER THE COMPLETION OF THIS OFFERING, WE WILL BE CONTROLLED BY VIACOM. We have two classes of common stock: class A common stock, which entitles the holder to one vote per share, and class B common stock, which entitles the holder to five votes per share, on all matters submitted to our stockholders. After the completion of this offering, Viacom will own 100% of our outstanding shares of class B common stock. Accordingly, Viacom will own common stock
representing about     % of our equity value, or about     % if the underwriters
exercise their over-allotment options in full and about     % of the combined
voting power of our outstanding common stock, or about     % if the underwriters
exercise their over-allotment options in full. As long as Viacom owns a majority of the combined voting power of our common stock outstanding, Viacom will be able to determine the outcome of all corporate actions requiring stockholder approval. For example, Viacom will continue to control decisions with respect to:

    - the direction and policies of our company, including the election and removal of directors;

    - mergers or other business combinations involving us;

    - the acquisition or disposition of assets by us;

    - future issuances of our common stock or other securities;

    - the incurrence of debt by us;

    - the payment of dividends, if any, on our common stock; and

    - amendments to our certificate of incorporation and bylaws.

    VIACOM HAS NO OBLIGATION TO COMPLETE THE SPLIT-OFF. Viacom has the sole discretion to determine the timing and all terms of any split-off and is under no obligation to effect the split-off. We cannot assure you as to whether or not or when the split-off will occur, or as to the terms of the split-off.

THERE ARE POTENTIAL CONFLICTS OF INTEREST WITH RESPECT TO OUR RELATIONSHIP WITH
  VIACOM

    There are potential conflicts of interest between Viacom and us regarding, among other things:

    - our past and ongoing relationship with Viacom, including, but not limited to, Viacom's control of our tax matters for years in which we are consolidated with Viacom for tax purposes, the acquisition of videocassettes from Paramount Pictures Corporation, an indirect subsidiary of Viacom, and the agreements between Viacom and us relating to this offering and the split-off;

    - potential competitive business activities; and

    - sales or distributions by Viacom of all or part of its ownership interest in our company.

    We cannot assure you that we will be able to resolve any potential conflicts or that, if resolved, we would not be able to receive a more favorable resolution if we were dealing with someone who was not controlling us.

THREE OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS AND EXECUTIVE OFFICERS OF VIACOM

    Prior to our split-off from Viacom, we expect that three members of our board of directors will be directors and executive officers of Viacom. These directors will have obligations to us as well as to Viacom and may have conflicts of interest with respect to matters potentially or actually involving or affecting us. Our certificate of incorporation contains provisions designed to facilitate resolution of these potential conflicts which we believe will assist our directors in fulfilling their fiduciary duties to our stockholders. These provisions do not, however, alter the fiduciary duty of loyalty of our directors under applicable Delaware law. Subject to applicable Delaware law, by becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions of our certificate of incorporation. Although these provisions are designed to resolve such conflicts between us and Viacom fairly, we cannot assure you that any conflicts will be so resolved. We refer you to "Description of Capital Stock -- Certain Provisions of Our Certificate of Incorporation and Bylaws" for more information.

OUR HISTORICAL COMBINED FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY

    Since September 1994, our operations have been conducted by various entities owned directly or indirectly by Viacom. Following this offering, we will be required to supplement our financial, administrative and other resources to provide services necessary to operate successfully as an independent public company. In addition, the financial information included in this prospectus may not necessarily reflect our results of operations, financial position and cash flows in the future or what the results of operations, financial position or cash flows would have been had we been a separate, stand-alone entity during the periods presented. The financial information included in this prospectus does not reflect many significant changes that will occur in our capital structure, funding and operations as a result of our separation from Viacom and this offering. For additional information, we refer you to "Agreements Between Viacom and Us," "Unaudited Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   RISK FACTORS RELATING TO THE SECURITIES MARKET AND OWNERSHIP OF OUR STOCK

    There are risks related to the securities market that you should consider in connection with your investment in and ownership of our stock. These risks include limitations on our ability to execute certain business combinations and change of control transactions.

WE CANNOT PREDICT THE EFFECT THAT THE SPLIT-OFF WILL HAVE ON THE PRICE OF OUR COMMON STOCK; THE PRICE OF OUR COMMON STOCK COULD BE MATERIALLY AND ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET

    We cannot predict the effect that the split-off will have on the price of your class A common stock. The split-off could involve the distribution of about shares of our common stock by Viacom to its stockholders, representing about
  % of the equity value of our company. All of those shares would be eligible for immediate resale in the public market, other than any shares held by our affiliates. Viacom has the sole discretion to determine the timing, structure and terms of the split-off or other distribution of its shares of our common stock.

    Conversely, if the split-off or other similar transaction is not completed, Viacom will have the right to require us to register its shares of our common stock under the U.S. securities laws for sale in the public market. For a further explanation of this right, we refer you to "Agreements Between Viacom and Us -- Registration Rights Agreement." Sales by Viacom or others of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of your class A common stock.

THERE MAY BE AN ADVERSE EFFECT ON THE PRICE OF OUR CLASS A COMMON STOCK DUE TO DISPARATE VOTING RIGHTS OF OUR CLASS A COMMON STOCK AND OUR CLASS B COMMON STOCK AND, POSSIBLY, DIFFERENCES IN THE LIQUIDITY OF THE TWO CLASSES

    The differential in the voting rights of the class A common stock and class B common stock could adversely affect the price of the class A common stock to the extent that investors or any potential future purchaser of our common stock ascribe value to the superior voting rights of the class B common stock. The holders of class A common stock and class B common stock generally have identical rights except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to five votes per share on all matters to be voted on by stockholders. Holders of class A common stock and class B common stock are entitled to separate class votes on amendments to our certificate of incorporation that would alter or adversely affect the powers, preferences or special rights of the shares of their respective classes. In addition, it is possible that differences in the liquidity between the two classes may develop, which could result in price differences. We refer you to "Description of Capital Stock."

OUR ANTI-TAKEOVER PROVISIONS MAY DELAY OR PREVENT A CHANGE OF CONTROL OF OUR COMPANY, WHICH COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

    The existence of some provisions in our corporate documents and Delaware law may delay or prevent a change in control of our company, which could adversely affect the price of our common stock. Our certificate of incorporation and bylaws contain some provisions that may make the acquisition of control of our company more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by our stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Viacom, however, is generally exempted from these provisions and will have special rights so long as it owns at least a majority of the combined voting power of our two classes of common stock outstanding. We refer you to "Description of Capital Stock" for a summary of these anti-takeover provisions.

    In addition, we have entered into a tax matters agreement with Viacom with respect to certain tax matters relating to this offering and the split-off, which will require, among other things, that until two years after the completion of the split-off, we cannot voluntarily enter into certain transactions, including any merger transaction or any transaction involving the sale of our capital stock without the consent of Viacom. In addition, we have agreed under this tax matters agreement to indemnify Viacom for any tax liability incurred as a result of the failure of the split-off to qualify as a tax-free transaction due to a takeover of our company or any other transaction involving our capital stock, assets or businesses regardless of whether or not such transaction is within our control. We refer you to "Agreements Between Viacom and Us -- Tax Matters Agreement."

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THE OFFERING AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT AS A RESULT

    We, Viacom and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors. These factors, some or all of which are beyond our control, include:

    - actual or anticipated fluctuations in our operating results;

    - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

    - success of our operating and growth strategies;

    - operating and stock price performance of other comparable companies; and

    - realization of any of the risks described in these Risk Factors.

    In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

WE CANNOT ASSURE YOU TO WHAT EXTENT A PUBLIC MARKET FOR OUR COMMON STOCK WILL
  DEVELOP

    Prior to this offering, there has been no public market for our common stock. We have filed an application to list our class A common stock for trading on the New York Stock Exchange. We do not know the extent to which investor interest in our company will lead to the development of a trading market for our class A common stock or how our class A common stock will trade in the future.

                             SEPARATION FROM VIACOM

    SET FORTH IN THIS SECTION IS VIACOM'S CURRENT INTENTION AS TO OUR POSSIBLE SEPARATION FROM VIACOM. VIACOM HAS THE SOLE DISCRETION TO DETERMINE THE TIMING AND ALL TERMS OF ANY SPLIT-OFF AND IS UNDER NO OBLIGATION TO EFFECT THE SPLIT-OFF. WE CANNOT ASSURE YOU AS TO WHETHER OR NOT OR WHEN THE SPLIT-OFF WILL OCCUR, OR AS TO THE TERMS OF THE SPLIT-OFF.

OVERVIEW

    Our business and operations were previously conducted by Blockbuster Entertainment Corporation, which was incorporated in Delaware in 1982 and entered the movie rental business in 1985. On September 29, 1994, Blockbuster Entertainment Corporation was merged with and into Viacom. Since the merger, our business and operations have been conducted by various subsidiaries of Viacom. Recently, our business and operations were either (1) merged into Blockbuster Inc. or (2) purchased by Blockbuster Inc. or one of its subsidiaries. Blockbuster Inc., an indirect subsidiary of Viacom, was incorporated on October 16, 1989 in Delaware.

    Viacom has announced that, if it receives a favorable tax ruling from the Internal Revenue Service, it currently intends to distribute all of its holdings in our common stock to certain of its stockholders in a transaction intended to qualify for tax-free treatment under Section 355 of the Internal Revenue Code. Viacom has the sole discretion to determine if and when such split-off will occur and all terms of such split-off. If Viacom determines to make the distribution, it will occur some time after the later of (1) September 29, 1999, the five-year anniversary of the merger of Viacom and Blockbuster Entertainment Corporation and (2) unless the underwriters consent to an earlier date, 180 days after the completion of this offering. For additional information of the risks associated with Viacom not completing the split-off, we refer you to "Risk Factors -- Risk Factors Relating to Our Separation from Viacom."

    Viacom is not obligated to consummate the split-off, and neither Viacom nor we have any intention of purchasing or redeeming the shares issued in this offering if the split-off is not consummated. In addition, if the split-off is ultimately consummated, Viacom does not have any obligation with respect to the timing or any of the terms of the split-off. We refer you to "Risk Factors -- Risk Factors Relating to Our Separation from Viacom -- Viacom has no obligation to complete the split-off."

    The split-off is intended to establish us as a stand-alone entity with objectives separate from those of other businesses of Viacom. We and Viacom believe that the split-off will resolve management, systemic and other problems that have arisen from the operation of the two groups of businesses under a common parent corporation. In addition, although we have no specific plans, we believe that the split-off will allow us to facilitate the expansion of our business by making acquisitions by issuing our stock and by entering into partnerships and other agreements. The split-off will also allow us to modify our compensation structure to be more in line with that used by other retailers and provide incentives to our employees that are more closely linked to our performance. In order to accomplish the split-off, we and Viacom have undertaken or intend to undertake the transactions described below.

PRE-OFFERING TRANSACTIONS

    CONSOLIDATION OF BLOCKBUSTER SUBSIDIARIES. In September and November 1998, numerous U.S. subsidiaries of Viacom International Inc., a wholly owned subsidiary of Viacom, each of which were directly or indirectly involved in our business, were merged with and into our current legal entity (Blockbuster Inc.). At the same time we entered into our credit agreement discussed below, we and/or certain of our subsidiaries purchased stock or assets from affiliates of Viacom in order to acquire certain non-U.S. operations of our business with borrowings under our credit agreement.

    DIVIDEND NOTE AND ACQUISITION NOTES. On December 31, 1998, we declared a dividend in the form of a promissory note in the principal amount of $1.4 billion to Viacom International Inc. (the "Dividend

Note"). In addition, in the first quarter of 1999, we issued promissory notes in the aggregate principal amount of about $77 million to Viacom International Inc. in order to obtain funds for an acquisition of video stores (the "Acquisition Notes"). We will pay the Dividend Note, the Acquisition Notes and any other notes owed to Viacom International Inc. or its affiliates, together with any accrued and unpaid interest, with the proceeds of the borrowings under the credit agreement described below.

    CREDIT AGREEMENT.  On        , 1999, we entered into a $2.0 billion term and
revolving credit agreement with a syndicate of lenders. For a more complete description of the credit agreement, we refer you to "Description of Credit
Agreement." On such date, we borrowed $           billion under this credit
agreement, all of which was used to (1) acquire certain non-U.S. operations of our business from affiliates of Viacom and (2) repay the Dividend Note, the Acquisition Notes and any other note owed to Viacom International Inc. or its affiliates, together with any accrued and unpaid interest. We refer you to "Use of Proceeds."

    AGREEMENTS BETWEEN VIACOM AND US. In order to complete this offering and the split-off, we and Viacom have entered into a number of agreements. In addition, there are other agreements between Viacom and us not related to either this offering or the split-off. We refer you to "Agreements Between Viacom and Us."

THE OFFERING

    We expect to offer about   % of our class A common stock in this offering.
As a result, immediately after the completion of this offering, Viacom will own none of the outstanding shares of our class A common stock and 100% of the
outstanding shares of our class B common stock, which will represent about   %
of the equity value and   % of the voting power of our outstanding common stock.
Until such time as Viacom holds less than 50% of the combined voting power of all classes of our common stock outstanding, Viacom will be able to control the vote on all matters submitted to our stockholders, including the election of directors and the approval of extraordinary corporate transactions. We refer you to "Risk Factors -- Risk Factors Relating to Our Separation from Viacom -- After the completion of this offering, we will be controlled by Viacom."

POST-OFFERING TRANSACTIONS

    EXCHANGE OFFER. Viacom intends to offer to exchange its shares of our common stock for shares of Viacom's class A common stock and Viacom's class B common stock. In connection with the request for a tax ruling from the Internal Revenue Service, Viacom has represented that National Amusements, Inc., the largest single stockholder of Viacom, will not participate in the exchange offer. If the amount of Viacom's common stock held by its stockholders tendered in the exchange offer is not sufficient to result in a distribution of all of our shares of common stock held by Viacom, Viacom will distribute in a "backup distribution" all of its remaining shares of our common stock that it holds to its stockholders in proportion to their Viacom shareholdings. Conditions to completion of the exchange offer are expected to include:

    - the acceptance of the offer by a sufficient number of Viacom's stockholders to result in a distribution of shares of our common stock held by Viacom such that, if the backup distribution is necessary, National Amusements, Inc. will not receive more than 10% of the total number of our outstanding shares of common stock in the backup distribution; and

    - the receipt of a favorable tax ruling from the Internal Revenue Service.

                                USE OF PROCEEDS

    The net proceeds to be received by us from the sale of       shares of class
A common stock in this offering are estimated to be about $      million, or
about $      million if the underwriters exercise their over-allotment options in full, after deducting underwriting discounts and commissions and estimated offering expenses. All of the net proceeds of this offering will be used to
repay some of the borrowings under our credit agreement. The first $     million
will be used to repay the $     million revolving loan maturing on       , 2000.
Any remaining proceeds will be used to repay a portion of the $     million
revolving loan maturing on        , 2004.

    On   , 1999, we entered into a $2.0 billion term and revolving credit agreement with a syndicate of lenders.

Our credit agreement is comprised of:

    - a $     million revolving loan maturing on       , 2000;

    - a $     million revolving loan maturing on       , 2004; and

    - a $     million term loan maturing on       , 2004.

Borrowings under the credit agreement accrue interest at a rate equal to the interest rates prevailing on the date of determination in the London interbank market for the interest period selected by us, plus a margin over this rate. For a more complete description of the credit agreement, we refer you to "Description of Credit Agreement."

    We have used the borrowings under the credit agreement:

    - to purchase certain non-U.S. operations of our business from affiliates of
      Viacom in an aggregate amount of $       ;

    - to repay a promissory note issued by us to Viacom International Inc. in the principal amount of $1.4 billion plus accrued and unpaid interest to satisfy dividends declared by us in favor of Viacom International Inc.;

    - to repay promissory notes issued by us to Viacom International Inc. in the aggregate principal amount of about $77 million plus accrued and unpaid interest for the acquisition of video stores; and

    - for working capital and general corporate purposes.

                                DIVIDEND POLICY

    Following this offering, our dividend practices with respect to our common stock will be determined and may be changed from time to time by our board of directors. Under Delaware law and our certificate of incorporation, our board of directors is not required to declare dividends on our common stock. We currently
intend to pay dividends on a quarterly basis, at an initial rate of $     per
share, commencing with the first declaration in      for payment in      . Our
board of directors is free to change our dividend practices at any time from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on our common stock on the basis of our results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors.

                                 CAPITALIZATION

    The following table sets forth our cash and cash equivalents, short-term borrowings and capitalization:

 (1) at December 31, 1998; and

 (2) giving pro forma effect to:

       - the borrowings under the credit agreement and the application of the amounts borrowed thereunder;

       - this offering and the application of the net proceeds to be received
         from the sale of the   shares of class A common stock offered hereby at
         an initial offering price of $           per share, after deducting the
         underwriting discounts and commissions and the estimated offering expenses; and

       - the conversion of Viacom's net equity investment in our company into shares of class B common stock.

    We refer you to "Use of Proceeds" and "Description of Credit Agreement" for additional information relating to the application of the net proceeds from this offering and the credit agreement.

                                                                                             DECEMBER 31, 1998
                                                                                        ----------------------------
                                                                                                        PRO FORMA
                                                                                                      ADJUSTED FOR
                                                                                                          THIS
                                                                                        HISTORICAL     OFFERING(1)
                                                                                        -----------  ---------------
                                                                                           (DOLLARS IN MILLIONS)

Cash and cash equivalents.............................................................   $    99.0      $
                                                                                        -----------  ---------------
                                                                                        -----------  ---------------

Debt: (2)

  Short-term borrowings, including current portion of credit agreement and capital
    lease obligations.................................................................        22.2
                                                                                        -----------  ---------------

  Long-term debt:

    Notes payable to Viacom...........................................................     1,576.4

    Long-term debt, third party credit agreement, less current portion................          --

    Capital lease obligations, less current portion...................................       138.8
                                                                                        -----------  ---------------

      Total long-term debt, less current portion......................................     1,715.2
                                                                                        -----------  ---------------

      Total debt......................................................................     1,737.4
                                                                                        -----------  ---------------

Stockholders' equity:

  Class A common stock, par value $0.01 per share,    shares authorized,    shares
    issued and outstanding pro forma (3)(4)...........................................          --

  Class B common stock, par value $0.01 per share,    shares authorized,    shares
    issued and outstanding pro forma (4)..............................................          --

  Additional paid-in capital..........................................................          --

  Viacom's net equity investment......................................................     5,695.8

  Accumulated other comprehensive loss-foreign currency translation adjustment........       (57.9)
                                                                                        -----------  ---------------

      Total stockholders' equity (4)..................................................     5,637.9
                                                                                        -----------  ---------------

Total capitalization..................................................................   $ 7,375.3      $
                                                                                        -----------  ---------------
                                                                                        -----------  ---------------

------------------------------

 (1) We refer you to "Unaudited Pro Forma Combined Financial Data."

 (2) For a description of our borrowings, we refer you to note 7 of our combined financial statements.

 (3) Excludes      shares of class A common stock issuable upon conversion of
     the class B common stock and      shares reserved for the exercise of
     options granted under our employee compensation plans. We refer you to "Management."

 (4) The pro forma assumes that the underwriters have not exercised their over-allotment options. If the underwriters exercise their over-allotment options in full, the number of issued and outstanding shares of class A
     common stock and class B common stock will increase to      and      ,
     respectively. In addition, it is estimated that stockholders' equity will
     increase to $     , with a corresponding decrease in the amount outstanding
     under our credit agreement. We refer you to "Use of Proceeds."

                                    DILUTION

    As of December 31, 1998, we had a net tangible book value of $           or
$   per share. After giving effect to our sale of   shares of class A common
stock offered hereby (assuming the underwriters do not exercise their
over-allotment options) at an initial public offering price of $           per
share, after deducting the underwriting discount and commission and estimated offering expenses, our pro forma net tangible book value as of December 31, 1998
would have been about $           or $           per share. This represents an
immediate increase in net tangible book value of $           per share to the
existing stockholder and an immediate dilution of $           per share to new
investors. The following table illustrates this per share dilution.

                                                                                    PER SHARE
                                                                                    ----------
Initial public offering price per share...........................................  $
  Net tangible book value before this offering(1).................................  $
  Increase attributable to new investors..........................................  $
Pro forma net tangible book value after this offering.............................  $
                                                                                    ----------
Dilution per share to new investors (2)...........................................  $
                                                                                    ----------
                                                                                    ----------

------------------------

(1) This represents our net tangible book value (tangible assets less total liabilities) as of December 31, 1998 divided by the number of shares of class B common stock owned by Viacom.

(2) If the underwriters' over-allotment options are exercised in full, the
    dilution per share to new investors will be   per share.

    The following table summarizes, as of December 31, 1998, the relative investment of the existing stockholder and new investors, giving pro forma effect to the sale by us of the shares of class A common stock offered in this offering.

                                                                                        TOTAL CASH
                                                               SHARES PURCHASED       CONSIDERATION       AVERAGE
                                                             --------------------  --------------------  PRICE PER
                                                              NUMBER     PERCENT    AMOUNT     PERCENT     SHARE
                                                             ---------  ---------  ---------  ---------  ---------
Existing Stockholder.......................................                     %  $                  %
New Investors..............................................                     %                     %
                                                             ---------  ---------  ---------  ---------  ---------
    Total..................................................                100.0%  $             100.0%
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

    The foregoing computations do not include   shares of class A common stock
issuable upon the exercise of options granted under our employee compensation plans. We refer you to "Management."

    SELECTED COMBINED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table sets forth our selected combined historical and pro forma financial data as of the dates and for the periods indicated. The selected statement of operations and balance sheet data for the years ended December 31, 1996 through 1998 are derived from our audited combined financial statements. The selected statement of operations data for the nine months ended September 30, 1994, the three months ended December 31, 1994 and the year ended December 31, 1995 and the selected balance sheet data as of December 31, 1994 and 1995 are derived from our unaudited combined financial statements prepared by us, which in our opinion, include all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial position at such dates and the results of operations for such respective periods. The financial information herein may not necessarily reflect results of operations, financial position and cash flows of our company in the future or what the results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented.

    The pro forma financial data have been derived from the unaudited pro forma combined financial data which were prepared by us to illustrate the estimated effects of the transactions to reorganize our company and the application of the net offering proceeds. For a more complete description of these transactions we refer you to "Unaudited Pro Forma Combined Financial Data" and notes thereto included elsewhere in this prospectus. In addition, the unaudited pro forma combined financial data do not purport to represent what the results of operations or financial position of our company would actually have been if the transactions to reorganize our company and the application of the net offering proceeds had in fact occurred on such dates or to project the results of operations or financial position of our company for any future period or date.

    The following data should be read in conjunction with, and are qualified by reference to, the combined financial statements and related notes thereto, the "Unaudited Pro Forma Combined Financial Data" and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                        YEAR ENDED DECEMBER 31,
                                                                               ------------------------------------------
                                                NINE MONTHS    THREE MONTHS
                                                   ENDED           ENDED
                                               SEPTEMBER 29,   DECEMBER 31,
                                                  1994(1)          1994          1995      1996(2)    1997(3)    1998(4)
                                               -------------  ---------------  ---------  ---------  ---------  ---------
                                                        (IN MILLIONS, EXCEPT PER SHARE AND WORLDWIDE STORE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...................................    $ 1,468.0       $   546.3     $ 2,403.3  $ 2,942.1  $ 3,313.6  $ 3,893.4
  Gross profit...............................      1,030.9           431.0       1,705.4    1,928.4    1,953.1    1,937.0
  Operating expenses.........................        742.9           273.6       1,275.2    1,660.8    2,167.7    2,296.2
  Operating income (loss)....................        288.0           157.4         430.2      267.6     (214.6)    (359.2)
  Interest expense and other items, net......        (16.6)           (2.4)        (11.0)     (18.4)     (54.7)     (35.5)
  Income (loss) before income taxes..........        271.4           155.0         419.2      249.2     (269.3)    (394.7)
  Benefit (provision) for income taxes.......       (127.1)          (71.8)       (227.7)    (167.4)     (30.0)      59.4
  Equity in income (loss) of affiliated
    companies, net of tax....................          1.7              --         (48.6)      (4.0)     (18.9)      (1.3)
  Net income (loss)..........................    $   146.0       $    83.2     $   142.9  $    77.8  $  (318.2) $  (336.6)
  Pro forma net income (loss) per
    share--basic and diluted (6).............
  Pro forma weighted average shares
    outstanding--basic and diluted (6).......

BALANCE SHEET DATA:
  Cash and cash equivalents..................                    $    55.2     $   100.3  $    58.6  $   129.6  $    99.0
  Rental library, net........................                        291.1         519.5      676.0      734.5      441.2
  Intangibles, net...........................                      6,147.1       6,531.3    6,309.6    6,192.7    6,055.6
  Total assets...............................                      8,249.7       8,570.9    8,794.6    8,731.0    8,274.8
  Long-term debt, less current portion (7)...                        296.3         168.3      249.0      331.3    1,715.2
  Stockholders' equity (7)...................                      7,274.9       7,737.2    7,784.4    7,617.6    5,637.9

WORLDWIDE STORE DATA:
  Company-operated stores at end of period...                        3,067         3,692      4,472      5,105      5,283
  Franchised and joint venture stores at end
    of period................................                        1,002           821        845        944      1,098
  Total stores at end of period..............                        4,069         4,513      5,317      6,049      6,381
  Same store revenues increase
    (decrease)(8)............................                                                   5.1%      (1.8)%      13.3%

                                               PRO FORMA
                                                ADJUSTED
                                                FOR THIS
                                                OFFERING
                                                1998(5)
                                               ----------
STATEMENT OF OPERATIONS DATA:
  Revenues...................................
  Gross profit...............................
  Operating expenses.........................
  Operating income (loss)....................
  Interest expense and other items, net......
  Income (loss) before income taxes..........
  Benefit (provision) for income taxes.......
  Equity in income (loss) of affiliated
    companies, net of tax....................
  Net income (loss)..........................
  Pro forma net income (loss) per
    share--basic and diluted (6).............
  Pro forma weighted average shares
    outstanding--basic and diluted (6).......
BALANCE SHEET DATA:
  Cash and cash equivalents..................
  Rental library, net........................
  Intangibles, net...........................
  Total assets...............................
  Long-term debt, less current portion (7)...
  Stockholders' equity (7)...................
WORLDWIDE STORE DATA:
  Company-operated stores at end of period...
  Franchised and joint venture stores at end
    of period................................
  Total stores at end of period..............
  Same store revenues increase
    (decrease)(8)............................

------------------------------

(1) The statement of operations data for the nine months ended September 29, 1994 represents Blockbuster Entertainment Corporation as an independent company relating solely to the videocassette and video game rental business prior to its acquisition by Viacom. In September 1994, Blockbuster Entertainment Corporation merged with and into Viacom. All financial data subsequent to September 29, 1994 reflects Viacom's basis of accounting established in purchase accounting effective with its acquisition and pushed down to our company.

(2) During 1996 we recognized a restructuring charge of $50.2 million primarily relating to our corporate relocation and elimination of third party distributors.

(3) During 1997 we recognized charges totaling $250 million primarily related to inventory write-downs, closure of underperforming stores, write-offs attributable to international joint ventures and expenses incurred in connection with our corporate relocation.

(4) During 1998 we changed our method of amortizing our videocassette and video game rental inventory. This newly adopted method represents a more accelerated method of amortization. The adoption of this new method of amortization was accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, we recorded a non-cash charge of $424.3 million recognized as cost of sales.

(5) For information regarding the pro forma adjustments made to our historical financial data, we refer you to "Unaudited Pro Forma Combined Financial Data."

(6) Our historical capital structure is not indicative of our prospective capital structure since no direct ownership relationship existed among all the various units comprising our company. Accordingly, historical earnings per share has not been presented in the combined financial statements. Pro forma weighted average shares outstanding reflect all shares of class B common stock issued and outstanding which are owned by Viacom and the class A common stock to be issued in this offering as if these shares had been outstanding since January 1, 1998.

(7) This reflects the December 31, 1998 declaration of a $1.4 billion dividend payable to Viacom in the form of an interest-bearing promissory note.

(8) A store is included in the same store revenue calculation after it has been open and owned by us for more than 52 weeks. An acquired store becomes part of the same store base in the 53rd week after acquisition and conversion. The percentage change is computed by comparing total net revenues for same stores as defined above at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The unaudited pro forma combined statement of operations of our company for the year ended December 31, 1998, and the unaudited pro forma combined balance sheet as of December 31, 1998 have been prepared based on our combined financial statements and related notes presented elsewhere in this prospectus. This data is based on various assumptions and includes the adjustments explained in the related notes. The unaudited pro forma combined statement of operations and the unaudited pro forma combined balance sheet have been prepared as if the transactions described in the following paragraph had occurred as of the beginning of the period presented, and as of December 31, 1998, respectively.

    On December 31, 1998, we declared a dividend in the form of an interest-bearing promissory note to Viacom of $1.4 billion. Prior to or at the same time as this offering, the following transactions occurred:

    - we entered into a $2.0 billion credit agreement;

    - we purchased certain non-U.S. operations of our business from affiliates
      of Viacom in an aggregate amount of $       using borrowings under the
      credit agreement;

    - we repaid the $1.4 billion promissory note to Viacom using borrowings under the credit agreement;

    - we used all of the proceeds of this offering net of underwriting discounts
      and commissions and estimated offering expenses to repay $      of
      borrowings under the credit agreement; and

    - we and Viacom will enter into a transition services agreement with respect to cash management, accounting, financial and tax services as well as employee benefit plan and insurance administration.

We refer you to "Description of Credit Agreement," "Use of Proceeds" and "Agreements Between Viacom and Us."

    The unaudited pro forma combined financial data do not purport to represent what the results of operations or financial position of our company would actually have been if this offering and the other transactions described above had in fact occurred on such dates or to project the results of operations or financial position of our company for any future date or period. This data should be read in conjunction with the combined financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

    We believe the estimates and assumptions used to prepare the unaudited pro forma combined financial data provide a reasonable basis for presenting the significant effects of this offering and the transactions discussed above, and that the pro forma adjustments give appropriate effect to the estimates and assumptions and are properly applied in the unaudited pro forma combined financial data.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998

                                  (UNAUDITED)

                                                                                                    PRO FORMA
                                                                                                   ADJUSTED FOR
                                                          PRO FORMA                   OFFERING         THIS
                                             HISTORICAL  ADJUSTMENTS    PRO FORMA    ADJUSTMENTS     OFFERING
                                             ---------  -------------  -----------  -------------  ------------
                                                           (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenues...................................  $ 3,893.4    $             $             $             $
Cost of sales..............................    1,956.4
Operating expenses, excluding amortization
  of intangibles...........................    2,126.0             (1)
Amortization of intangibles................      170.2
                                             ---------       ------    -----------        -----    ------------
Operating income (loss)....................     (359.2)
Interest expense and other items, net......      (35.5)            (2)                         (4)
                                             ---------       ------    -----------        -----    ------------
Income (loss) before income taxes..........     (394.7)
Benefit for income taxes...................       59.4             (3)                         (5)
Equity in loss of affiliated companies, net
  of tax...................................       (1.3)
                                             ---------       ------    -----------        -----    ------------
Net income (loss)..........................  $  (336.6)   $             $             $             $
                                             ---------       ------    -----------        -----    ------------
                                             ---------       ------    -----------        -----    ------------
Earnings per share -- basic and diluted....                                                         $         (6)
                                                                                                   ------------
                                                                                                   ------------
Weighted average shares outstanding --
  basic and diluted........................                                                                   (6)

------------------------

(1) This reflects additional general and administrative expense resulting from the transition services agreement and from the addition of personnel to fulfill certain functions previously provided by Viacom, net of $12.5 million of allocated general and administrative expense from Viacom.

(2) This reflects additional interest expense resulting from the payment of the $1.4 billion promissory note payable to Viacom and the purchase of certain non-U.S. operations of our business from affiliates of Viacom with borrowings under the credit agreement. The additional interest expense was calculated by multiplying the $1.576 billion of debt outstanding at December
    31, 1998 by an annual interest rate of      %, and subtracting the
    historical related party interest cost of $8.4 million. This rate represents the average of the one-month LIBOR rate as of the end of each month in 1998
    plus      %. If interest rates were to increase or decrease by .125 of 1%, our company's related interest expense would be expected to increase or decrease by about $2.0 million annually.

(3) This reflects the income tax benefit associated with adjustments described in footnotes (1) and (2) above.

(4) This reflects the reduction in interest expense as a result of the use of
    all of the net proceeds of this offering to repay $     of borrowings under
    the $2.0 billion credit agreement.

(5) This reflects the reduction of the income tax benefit associated with the adjustment in footnote (4) above.

(6) The pro forma basic earnings per share includes both the class A common stock and class B common stock expected to be outstanding as of the date of this offering. The pro forma diluted earnings per share does not differ from basic earnings per share as the exercise price of employee stock options expected to be outstanding will be equal to the initial public offering price. Therefore, no dilution is expected.

                        PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 1998

                                  (UNAUDITED)

                                     ASSETS

                                                                                                     PRO FORMA
                                                  PRO FORMA                        OFFERING        ADJUSTED FOR
                                  HISTORICAL     ADJUSTMENTS      PRO FORMA       ADJUSTMENTS      THIS OFFERING
                                  -----------  ---------------  -------------  -----------------  ---------------
                                                    (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Cash and cash equivalents.......   $    99.0      $               $                $                 $
Receivables, net................       124.8
Merchandise inventories.........       277.4
Prepaid assets..................       130.5
                                  -----------       -------     -------------        -------      ---------------
      Total current assets......       631.7
Rental library, net.............       441.2
Deferred income taxes...........        92.5
Property and equipment, net.....       995.3
Intangibles, net................     6,055.6
Other assets....................        58.5
                                  -----------       -------     -------------        -------      ---------------
      Total assets..............   $ 8,274.8      $               $                                  $
                                  -----------       -------     -------------        -------      ---------------
                                  -----------       -------     -------------        -------      ---------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable................   $   448.6      $               $                $                 $
Accrued expenses................       361.8
Current portion of long-term
  debt and capital lease
  obligations...................        22.2             (1)                              (4)
Deferred income taxes...........        13.6
                                  -----------       -------     -------------        -------      ---------------
      Total current
        liabilities.............       846.2
Notes payable to Viacom.........     1,576.4             (1)
Long-term debt..................                         (1)                              (4)
Capital lease obligations.......       138.8
Other liabilities...............        75.5
                                  -----------       -------     -------------        -------      ---------------
      Total liabilities.........     2,636.9

Stockholders' equity:
  Class A common stock, par
    value $.01 per share;
    shares authorized,
    shares issued and
    outstanding pro forma.......          --                                              (3)
  Class B common stock, par
    value $.01 per share;
    shares authorized,
    shares issued and
    outstanding pro forma.......          --             (2)
  Additional paid-in capital....          --             (2)                              (3)
  Viacom's net equity
    investment..................     5,695.8             (2)
  Accumulated other
    comprehensive loss-foreign
    currency translation
    adjustment..................       (57.9)
                                  -----------       -------     -------------        -------      ---------------
      Total liabilities and
        stockholders' equity....   $ 8,274.8      $               $                                  $
                                  -----------       -------     -------------        -------      ---------------
                                  -----------       -------     -------------        -------      ---------------

                        PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 1998

                                  (UNAUDITED)

------------------------

(1) This reflects the application of $1.576 billion in borrowings under our $2.0 billion credit agreement to repay the $1.4 billion promissory note payable to Viacom as a dividend and to purchase and retire the historical intercompany debt as part of the purchase of certain non-U.S. operations of our business from affiliates of Viacom. Should the ultimate amount paid to Viacom and its affiliates for non-U.S. operations differ from the recorded intercompany debt, such difference will be recognized as an increase or reduction of stockholders' equity.

(2) This reflects conversion of Viacom's net equity investment in our company
    into      shares of class B common stock.

(3) This reflects the receipt of $     in net proceeds from this offering.
    Proceeds are calculated based on the assumed sale of      shares at $
    per share, net of underwriting discounts and commissions of $     million,
    and estimated offering expenses of $     million. The pro forma adjustments
    assume that the underwriters have not exercised their over-allotment options. If the underwriters exercise their over-allotment options in full, the number of issued and outstanding shares of class A common stock and
    class B common stock will increase to      and      , respectively and it is
    estimated that stockholders' equity will increase to $     with a
    corresponding decrease to the amount outstanding under our credit agreement. We refer you to "Use of Proceeds."

(4) This reflects the use of all of the net proceeds from this offering to repay
    $     of borrowing under the $2.0 billion credit agreement as described in
    "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMBINED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    Blockbuster entered into the video rental business in 1985 and is the world's leading retailer of rentable home videocassettes, DVDs and video games. Our 6,500 stores offer a wide selection of entertainment products for rent or purchase. Our business model was significantly modified in 1997 to refocus on videocassette rental, improving the customer experience and satisfying customer demand earlier for newly released videos. During 1998, our customers' responses were very favorable with a revenue increase of 17.5%, an increase in same store revenues of 13.3% and an increase in domestic rental transactions of 14.4% as compared to 1997.

    The combined financial statements for the years presented do not fully reflect the trends in our business as we had significantly different business models during these periods. In addition, the years presented include significant charges which relate to these business model changes. As a result and as further explained below, our results of operations for those years are not comparable.

    In connection with our merger with Viacom in 1994, we valued our videocassette rental inventory at fair market value, which formed the basis for subsequent amortization of this inventory over a period of up to 36 months. Such fair market value proved, on average, to be lower than the cost of rental videocassettes acquired after the merger. As a result, amortization was lower with respect to rental videocassettes acquired in the 1994 merger than rental videocassettes purchased after the merger. This lower amortization favorably affected results in 1996 and, to a lesser extent, in 1997. Amortization in 1996 and in 1997 also increased as a result of increased purchases of videocassettes.

    In 1996, we decided to offer not only our traditional video rental and related merchandise but various other merchandise categories, including clothing, books and magazines. We also decided to move our corporate headquarters from Fort Lauderdale, Florida to Dallas, Texas and to build an 850,000 square foot distribution center to handle our existing and new products and eliminate third party distribution. These changes resulted in a $50.2 million charge.

    Following significant management changes in 1997, we determined that the new merchandise lines that had been added in 1996 were not as profitable as our core rental business. As a result, we refocused our product lines and in the second quarter of 1997, we recorded charges amounting to $250 million, $100.8 million of which related to a reduction in the carrying value of certain retail merchandise inventory.

    In recognizing that we could not purchase enough videocassettes at the "full" cost to satisfy customer demand without significantly increasing our risk, we changed our business model. In 1998, in order to increase the quantity and selection of newly released video titles and satisfy our customers' demand for newly released video titles earlier, we entered into revenue-sharing agreements with the major movie studios. Prior to our change to a revenue-sharing business model, our videocassette rental inventory was purchased at "full" cost, generally between $60 and $70 per videocassette for major theatrical releases that were priced for rental in the United States. The implementation of revenue-sharing dramatically affected our cost of sales as we changed our business model from a primarily fixed to a primarily variable cost approach. Starting in the second quarter of 1998, revenue-sharing payments to the movie studios became a significant component of our cost of sales. In addition, we shortened the period over which we amortize the up front cost of acquiring most newly released videocassettes to three months. In connection with this change in method of accounting for our videocassette rental inventory, we recorded a $424.3 million charge to reflect a reduction in the carrying value of this inventory.

RESULTS OF OPERATIONS

    The following table sets forth both historical and "as adjusted" results of operations and other financial data. Historical amounts reflect the actual results as reported in our combined financial statements. The "as adjusted" information excludes the charges discussed above. For additional information, we refer you to notes 3 and 4 of our combined financial statements. We believe the "as adjusted" amounts better reflect the ongoing trends and operations of our business and facilitate the comparative discussion of our results of operations. Amortization of intangibles principally reflects amortization of goodwill incurred by Viacom in connection with its acquisition of Blockbuster Entertainment Corporation in 1994.

                                                                          YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------------
                                                            1996                    1997                    1998
                                                   ----------------------  ----------------------  ----------------------

                                                                  AS                      AS                      AS
                                                   HISTORICAL ADJUSTED(1)  HISTORICAL ADJUSTED(2)  HISTORICAL ADJUSTED(3)
                                                   ---------  -----------  ---------  -----------  ---------  -----------
                                                           (IN MILLIONS, EXCEPT MARGIN AND WORLDWIDE STORE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................  $ 2,942.1   $ 2,942.1   $ 3,313.6   $ 3,313.6   $ 3,893.4   $ 3,893.4
Cost of sales....................................    1,013.7     1,013.7     1,360.5     1,259.7     1,956.4     1,532.1
                                                   ---------  -----------  ---------  -----------  ---------  -----------
Gross profit.....................................    1,928.4     1,928.4     1,953.1     2,053.9     1,937.0     2,361.3
Operating expenses...............................    1,660.8     1,610.6     2,167.7     2,048.2     2,296.2     2,296.2
                                                   ---------  -----------  ---------  -----------  ---------  -----------
Operating income (loss)..........................      267.6       317.8      (214.6)        5.7      (359.2)       65.1
Interest expense and other items, net............      (18.4)      (18.4)      (54.7)      (54.7)      (35.5)      (35.5)
                                                   ---------  -----------  ---------  -----------  ---------  -----------
Income (loss) before income taxes................      249.2       299.4      (269.3)      (49.0)     (394.7)       29.6
Benefit (provision) for income taxes.............     (167.4)     (187.5)      (30.0)      (93.2)       59.4       (91.8)
Equity in loss of affiliated companies, net of
  tax............................................       (4.0)       (4.0)      (18.9)       (1.3)       (1.3)       (1.3)
                                                   ---------  -----------  ---------  -----------  ---------  -----------
Net income (loss)................................  $    77.8   $   107.9   $  (318.2)  $  (143.5)  $  (336.6)  $   (63.5)
                                                   ---------  -----------  ---------  -----------  ---------  -----------
                                                   ---------  -----------  ---------  -----------  ---------  -----------
OTHER DATA:
Depreciation.....................................  $   165.5   $   165.5   $   253.8   $   208.7   $   212.7   $   212.7
Amortization of intangibles......................      166.2       166.2       168.7       168.7       170.2       170.2
EBITDA(4)........................................      599.3       649.5       207.9       383.1        23.7       448.0
Net income (loss) plus intangible amortization,
  net of tax(5)..................................  $   239.6   $   269.7   $  (155.0)  $    19.7   $  (172.5)  $   100.6
MARGINS:
Rental Margin....................................       74.1%       74.1%       69.6%       69.6%       54.6%       67.8%
Product Margin...................................       19.3        19.3         7.4        24.4        19.8        19.8
Gross Margin.....................................       65.5        65.5        58.9        62.0        49.8        60.6
WORLDWIDE STORE DATA:
Same store revenues increase (decrease)..........        5.1%                   (1.8)%                  13.3%

Total stores at end of period..........      5,317                 6,049                 6,381
                                         ---------             ---------             ---------
                                         ---------             ---------             ---------

------------------------

(1) This excludes a $50.2 million restructuring charge associated with the relocation of our headquarters to Dallas, Texas and the elimination of third party distributors.

(2) This excludes a $250 million charge principally associated with a write-down of excess inventory of $100.8 million, operating charges for domestic and international reorganization, store closings and corporate relocation costs. Also, excludes write-offs attributable to international joint ventures recorded in equity in loss of affiliated companies, net of tax.

(3) This excludes a $424.3 million charge associated with a change in the method of accounting for videocassettes and video game rental inventory.

(4) "EBITDA" and "Net income (loss) plus intangible amortization, net of tax" is presented here to provide additional information about our operations. These items should be considered in addition to, but not as a substitute for or superior to, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.

(5) This represents net income (loss) plus intangible amortization, net of tax, which is primarily related to goodwill.

The following discussion reflects "as adjusted" amounts unless otherwise noted.

COMPARISON OF 1998 TO 1997

    REVENUES. Revenues increased $579.8 million, or 17.5%, in 1998 from 1997 largely as a result of 13.3% growth in our same store revenues which increased primarily as a result of a 14.4% increase in our domestic rental transactions and the net addition of 178 company-operated stores. Revenue growth consisted primarily of increases in rental revenues of $555.6 million, or 20.9%, due to an increase in the number of rental transactions driven by (1) a substantial increase in the quantity and selection of newly released videos provided through revenue-sharing agreements, (2) the impact of our advertising campaigns aimed at marketing the improved customer experience, (3) the implementation of more competitive pricing and rental terms, and (4) the increased popularity of game rentals. Product revenues also contributed to revenue growth increasing $24.0 million, or 4.0%, over the prior year largely as a result of the video release of TITANIC, an increase in the number of company-operated stores and improved merchandising campaigns in certain markets.

    COST OF SALES. Cost of sales increased $272.4 million, or 21.6%, in 1998 from 1997. These costs consist primarily of revenue-sharing payments to movie studios, amortization costs associated with rental products, residual costs associated with the sale of previously viewed tapes and cost of retail product. As a result of the change in accounting in 1998, the operating results for 1998 and 1997 are not fully comparable. Our total cost of product sold increased $46.4 million, or 10.3%, in 1998 from 1997. This increase exceeds our revenue increase of 4% due to increased markdowns and promotional activities during 1998.

    Including the charges of $424.3 million in 1998 and $100.8 million in 1997, the total historical cost of sales increased $595.9 million, or 43.8%, in 1998 from 1997.

    GROSS PROFIT. Gross profit as a percentage of revenues (gross margin) decreased slightly to 60.6% in 1998 from 62.0% in 1997. Including the $424.3 million charge in 1998 and $100.8 million charge in 1997, historical gross margin decreased as a percentage of revenues to 49.8% in 1998 from 58.9% in 1997. Gross margin for 1998 and 1997 is not comparable because of the charges recorded in the second quarter of each year.

    OPERATING EXPENSES. Total operating expenses increased $248.0 million, or 12.1%, in 1998 from 1997 as a result of the following:

        GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense, which includes expenses incurred at the store and corporate level, increased $201.0 million, or 13.1%, in 1998 from 1997, primarily due to compensation and occupancy expenses. Store labor increased because of an increase in the number of operating store personnel, an increase in the number of company-operated stores and an increase in the U.S. minimum wage. The increase in the number of store personnel reflects our commitment to better serve our customers and support our revenue growth. The increase in occupancy expense was primarily attributable to growth in total company-operated stores and increased expenses associated with existing store lease renewals. As a percentage of total revenues, general and administrative expenses decreased to 44.5% in 1998 from 46.2% in 1997.

        ADVERTISING EXPENSES. Advertising expenses increased by $41.5 million, or 29.7%, in 1998 from 1997 due to additional promotional and advertising activity to increase customer awareness of the greater quantity and selection of newly released videos, our improved customer service, and the improved selection of BLOCKBUSTER FAVORITES.

        DEPRECIATION. Depreciation expense increased $4.0 million, or 1.9%, in 1998 from 1997. The increase in depreciation reflects our net store growth in 1998.

    Including the 1998 and 1997 charges, the total historical operating expenses increased $128.5 million, or 5.9%, in 1998 from 1997.

    INTEREST EXPENSE AND OTHER ITEMS, NET. Interest expense and other items, net decreased $19.2 million in 1998 from 1997. During 1998 and 1997, we recognized non-cash expenses of $10.5 million and $27.1 million, respectively, to write down certain non-strategic investments to their net realizable value. In the future, interest expense will increase significantly due to our increase in debt. We refer you to "-- Liquidity and Capital Resources."

    BENEFIT (PROVISION) FOR INCOME TAXES. The historical results recognized a benefit for income taxes of $59.4 million in 1998 as compared to a provision for income taxes of $30.0 million in 1997. This change was primarily attributable to the mix of domestic and foreign income or losses. We do not recognize a benefit for foreign losses, as it is more likely than not that the benefit will not be realized. Goodwill associated with Viacom's acquisition of our business and pushed down to us is not amortizable for tax purposes. Excluding the non-deductible amortization of intangibles, the annual effective tax rates would have been 24.6% in 1998 and (25.8%) in 1997.

    EQUITY IN LOSS OF AFFILIATED COMPANIES, NET OF TAX. The equity in loss of affiliated companies, net of tax, decreased primarily due to the fact that we recognized a pre-tax charge of $29.4 million in 1997 associated with our investment in our Japanese joint venture.

COMPARISON OF 1997 TO 1996

    REVENUES. Revenues increased $371.5 million, or 12.6%, in 1997 principally due to an increase of 633 company-operated stores over the prior year, partially offset by a decline in same store revenues. Revenue growth consisted primarily of an increase in rental revenues of $277.1 million, or 11.6%, driven by the increase in the number of company-operated stores. This increase was partially offset by a decline in same store rental revenues resulting from many factors including a reduction in the number of active customers and rental transactions. Product revenues increased $102.7 million, or 20.9%, over the prior year due to our significant focus on domestic retail merchandise during the first half of 1997 and due to improved product offerings in certain international markets.

    COST OF SALES. Cost of sales increased $246.0 million, or 24.3%, in 1997 from 1996. This increase was primarily due to an increase in amortization expense in 1997 as compared to 1996 resulting from a smaller percentage of our amortization expense in 1997 being attributable to the lower cost rental videocassette inventory we acquired in 1994.

    GROSS PROFIT. Gross profit as a percentage of revenues (gross margin) decreased to 62.0% in 1997 from 65.5% in 1996. Including the $100.8 million charge in 1997, gross margin decreased as a percentage of revenues to 58.9% in 1997 from 65.5% in 1996. Gross margin for 1997 and 1996 is not comparable because of the charges recorded in the second quarter of 1997.

    OPERATING EXPENSES. Total operating expenses increased $437.6 million, or 27.2%, in 1997 from 1996 as a result of the following:

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased in 1997 primarily due to increases in compensation and occupancy expenses. The increase in compensation expense was due primarily to increases in the minimum wage in late 1996 and 1997 and an increase in the number of company-operated stores. In addition, in connection with our relocation to Dallas, we incurred higher salary expense due to the hiring of temporary employees until positions could be filled in Dallas. We also paid higher salaries overall due to the strong labor demand in the Dallas market. The increase in occupancy expense was primarily attributable to growth in our total number of company-operated stores. As a percentage of total revenues, general and administrative expenses increased to 46.2% in 1997 from 39.5% in 1996.

        ADVERTISING EXPENSES. Advertising expenses increased by $24.2 million, or 21.0%, in 1997 from 1996 primarily due to increased promotions designed to increase customer traffic.

        DEPRECIATION. Depreciation expense increased $43.2 million, or 26.1%, in 1997 from 1996 principally due to the higher purchases of equipment, fixtures and leasehold improvements associated with our store growth and the accelerated depreciation on the warehouse equipment located at our former distribution center in Garland, Texas.

    Including the 1997 and 1996 charges, total historical operating expenses increased $506.9 million, or 30.5%, in 1997 from 1996.

    INTEREST EXPENSE AND OTHER ITEMS, NET. Interest expense and other items, net increased $36.3 million in 1997 from 1996. Excluding the $27.1 million charge in 1997, interest expense and other items, net increased $9.2 million, or 50%, in 1997 from 1996. This increase is primarily attributable to increased funding from Viacom to support our foreign expansion. In the future, interest expense will increase significantly due to our increase in debt. We refer you to "-- Liquidity and Capital Resources."

    PROVISION FOR INCOME TAXES. The historical results recognized a provision for taxes of $30.0 million in 1997 and $167.4 million in 1996. This change was primarily attributable to the mix of domestic and foreign income or losses. We did not recognize a benefit for foreign losses, as it is more likely than not that the benefit will not be realized. In addition, goodwill associated with Viacom's acquisition of our businesses and operations which was pushed down to Blockbuster is not amortizable for tax purposes. Excluding the non-deductible amortization of intangibles, the annual effective tax rates would have been (25.8%) in 1997 and 41.8% in 1996.

    EQUITY IN LOSS OF AFFILIATED COMPANIES, NET OF TAX. The historical amount of equity in loss of affiliated companies, net of tax, increased $14.9 million in 1997 over the prior year. This increase was primarily due to the fact that we recognized a pre-tax charge of $29.4 million in 1997 associated with our investment in our Japanese joint venture.

GENERAL ECONOMIC TRENDS, QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

    We anticipate that our business will be affected by general economic and other consumer trends. Our business is subject to fluctuations in future operating results due to a variety of factors, many of which are outside of our control. These fluctuations may be caused by, among other things:

    - the number, timing and performance of new or acquired stores;

    - public acceptance and interest in newly released videos;

    - our mix of products rented and sold;

    - additional and existing competition and their pricing actions;

    - marketing programs and new release acquisition costs;

    - changing technologies; and

    - other factors affecting retailers in general.

We cannot assure you that we will have positive earnings in any quarter, or that earnings in any particular quarter will not fall short of either (1) those in the prior quarter or (2) your expectations. We refer you to "Risk Factors -- Risk Factors Related to Our Business and Industry -- Our Revenues May Significantly Fluctuate."

    The following table sets forth quarterly statement of operations data for the eight quarters ended December 31, 1998. This unaudited quarterly information is as adjusted for the charges discussed above and described in notes 3 and 4 of the combined financial statements and in our opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. This data should be read in conjunction with the combined financial statements and the notes thereto. The quarterly operating results are not necessarily indicative of the operating results for any future period.

                                                                                  QUARTER ENDED
                                                              -----------------------------------------------------
                                                                              JUNE
                                                               MARCH 31     30(1)(2)    SEPTEMBER 30   DECEMBER 31
                                                              -----------  -----------  -------------  ------------
                                                                                 ($ IN MILLIONS)
1997
Revenue.....................................................   $   823.8    $   765.3     $   817.7     $    906.8
Gross profit................................................       538.3        471.3         504.5          539.8
Operating income (loss).....................................        71.2        (43.3)        (14.8)          (7.4)
Net income (loss)...........................................       (19.3)       (52.6)        (37.8)         (33.8)
Net income (loss) plus intangible amortization,
  net of tax................................................        21.5       (11.8)           3.0            7.0

Same store revenues increase (decrease).....................       (1.2%)       (2.3%)        (1.5%)         (1.0%)

1998
Revenue.....................................................   $   931.2    $   890.0     $   985.4     $  1,086.8
Gross profit................................................       604.6        524.5         591.7          640.5
Operating income (loss).....................................        67.0        (32.6)          5.4           25.3
Net income (loss)...........................................        15.8        (44.9)        (21.5)         (12.9)
Net income (loss) plus intangible amortization,
  net of tax................................................        56.8         (3.9)         19.6           28.1
Same store revenues increase (decrease).....................        7.6%        12.6%         18.2%          14.5%

------------------------

(1) This excludes the charges recorded in the second quarter of 1997. Historical gross profit, operating loss and net loss were $370.5 million, $263.6 million and $227.3 million, respectively.

(2) This excludes the charges recorded in the second quarter of 1998. Historical gross profit, operating loss and net loss were $100.2 million, $456.9 million and $318.0 million, respectively.

    There is a distinct seasonal pattern to the home video business with the peak rental periods tending to coincide with school vacation patterns such as summer, spring break and holidays. Conversely, our business generally experiences revenue declines in April and May, due in part to improved weather and Daylight Savings Time, and in September and October, due in part to the start of school and the introduction of new television programs. In addition, factors that affect retailers in general, such as weather patterns and special or unusual events, also have an impact on the home video business. As we expand into new markets and geographic locations, we may experience additional seasonal trends that would create fluctuations in operating results.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY PRIOR TO AND UPON OUR SEPARATION FROM VIACOM

    Our capital investments and acquisitions have been financed with a combination of cash flow from operations and advances from Viacom. We generate cash from operations predominantly from the rental of videocassettes and we have substantial operating cash flow because most of our revenue is received in cash and cash equivalents. Under Viacom's centralized cash management system, Viacom deposits sufficient cash in our bank accounts to meet our daily obligations and withdraws excess funds from those accounts. These transactions are included in advances from Viacom in the combined balance sheets and combined statements of cash flows. Excess operating cash flow and additional funding from Viacom had been used primarily for the opening and acquiring of new stores, the refurbishment, remodeling and relocation of existing stores and the purchase of videocassette inventory.

    We expect to fund our future anticipated cash requirements (including the anticipated cash requirements for capital expenditures and payments of principal and interest on any borrowings) with funds generated from our operations in addition to various external funds which may be available to us. The external sources of funds may include future issuances of debt, equity or other securities. We believe that such internally and externally generated funds will provide us with adequate liquidity and capital necessary upon our separation from Viacom and for the foreseeable future.

CASH FLOWS

    OPERATING ACTIVITIES. Net cash flows from operating activities increased $243.2 million from $991.3 million in 1997 to $1,234.5 million in 1998 primarily due to stronger operating results, excluding the non-cash items, and improved payment terms with vendors, partially offset by prepayments for revenue-sharing and an increased investment in retail merchandise. Revenue-sharing payments are reflected as a reduction of cash flow from operating activities. Accordingly, these payments will have a downward impact on cash flow from operations as revenue-sharing payments increase. However, this downward impact should be more than offset by a decline in videocassette purchases included in investing activities.

    Net cash flow from operating activities in 1997 increased $6.3 million from $985.0 million in 1996 and was primarily attributable to slowing of our investment in product inventory and accounts receivable in 1997 reflecting our change in focus from retail to rental.

    INVESTING ACTIVITIES. Net cash used for investing activities decreased $165.9 million from $1,188.1 million in 1997 to $1,022.2 million in 1998 primarily due to the lower up front costs required for revenue-sharing titles compared to traditional pricing. Capital expenditures decreased due to a reduction in new store openings in 1998 as compared to 1997 and cash used for acquisitions decreased as a result of our change in focus from expansions through acquisitions to enhancing existing store performance.

    Net cash used for investing activities decreased $47.0 million in 1997 from $1,235.1 million in 1996. This decrease was primarily due to the reduction in new store openings and acquisitions. These decreases were partially offset by increased rental library purchases and cash received from the disposition of our Fort Lauderdale headquarters.

    The major components of investing activities are detailed below:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1996        1997        1998
                                                                              ----------  ----------  ----------
                                                                                        (IN MILLIONS)
Cash flows from investing activities:
  Rental library purchases..................................................  $   (751.5) $   (860.2) $   (818.1)
  Capital expenditures......................................................      (323.7)     (262.2)     (175.0)
  Cash used for acquisitions................................................      (154.4)      (79.0)      (34.2)
  Other.....................................................................        (5.5)       13.3         5.1
                                                                              ----------  ----------  ----------
Net cash flow from (used for) investing activities..........................  $ (1,235.1) $ (1,188.1) $ (1,022.2)
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

    Our capital expenditures include store equipment and fixtures, remodeling of certain existing stores, implementation and upgrading of office and store technology and the opening of new store locations. Each new store opening requires initial capital expenditures, including leasehold improvements, inventory, equipment and costs related to site location, lease negotiations and construction permits. We plan to evaluate and pursue new sites and acquisitions within the video rental industry in both the United States and in international markets and will require capital and/or ongoing infrastructure enhancements to support our expansion strategies in developing markets and for acquisitions

    FINANCING ACTIVITIES. Net cash flow from financing activities decreased $510.4 million to a net cash outflow of $241.1 million in 1998 as a result of repayments to Viacom.

    Net cash flow from financing activities increased $60.5 million from $208.8 million in 1996 to $269.3 million in 1997 as a result of advances from Viacom.

    On December 31, 1998, we declared a $1.4 billion dividend in the form of promissory note to Viacom International Inc. In the first quarter of 1999, we issued other promissory notes of about $77 million to Viacom International Inc. relating to our purchase of video stores. We will pay both these notes including accrued and unpaid interest as well as any other notes owed to Viacom International Inc. or its affiliates with the proceeds of the borrowings under the credit agreement described below.

    On         , 1999, we entered into a $2.0 billion term and revolving credit agreement with a syndicate of lenders. On such date, we borrowed $
billion, all of which was used to (1) acquire certain non-U.S. operations of our business from affiliates of Viacom and (2) repay debt owed to Viacom International Inc. and its affiliates. The revolving credit agreement is intended to replace our reliance on Viacom's centralized cash management system. Upon completion of this offering and after giving effect to the foregoing
financing transactions, we expect to have outstanding $   billion of long-term
indebtedness. For a more complete description of the credit agreement, we refer you to "Description of Credit Agreement."

    We believe that cash flow from operations and future borrowings, will provide us with adequate liquidity and capital necessary to continue to fund our daily operations and expansion strategy in the forseeable future. Depending upon our growth opportunities and other factors, we may, from time to time, consider the issuance of debt, equity or other securities, to refinance debt or for general corporate purposes. However, we can not assure you that we will be able to access capital markets in the future on terms that are satisfactory to us.

OTHER FINANCIAL MEASUREMENTS: WORKING CAPITAL

    At December 31, 1997 and 1998, we had cash and cash equivalents of $129.6 million and $99.0 million, respectively. Working capital, however, reflected a deficit of $85.2 million and $214.5 million, respectively, due to the accounting treatment of our videocassette rental inventory. Under generally accepted accounting principles, videocassette rental inventories are accounted for as non-current assets and are excluded from the computation of working capital. The acquisition cost of videocassette rental inventories, however, is reported as a current liability and, accordingly, is included in the computation of working capital. Consequently, we believe working capital is not as significant a measure of financial condition for companies in the home video industry as it is for companies in other industries. Because of this accounting treatment, we may, from time to time, operate with a working capital deficit.

AVAILABILITY OF FOREIGN NET OPERATING LOSSES.

    Foreign net operating losses, which are fully reserved, may not be available to us after the split-off.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to various market risks including interest rates on our debt and foreign exchange rates.

INTEREST RATE RISK

    Historically, we have had no material interest rate risk associated with debt used to finance our operations due to limited borrowings and our relationship with Viacom. Subsequent to this offering, we intend to manage our interest rate exposure using a mix of fixed and floating interest rate debt and, if appropriate, financial derivative instruments.

FOREIGN EXCHANGE RISK

    Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also reflect economic growth, inflation, interest rates, government actions and other factors. As currency exchange rates fluctuate, translation of the statements of operations of our international businesses into U.S. dollars may affect year-over-year comparability and could cause us to adjust our financing and operating strategies.

    On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing, or local, currencies and one common currency, the euro. The euro trades on currency exchanges and may be used in business transactions. Conversion to the euro eliminates currency exchange risk between the participating member countries. Beginning January 2002, new euro-denominated bills and coins will be issued, and local currencies will be withdrawn from circulation.

    Our operations outside the United States constitute 20.6% of our total revenues. Our operations in Europe constitute 11.0% of the total revenues. The majority of these sales are from Great Britain, which has not adopted the euro.

    Numerous issues are raised by the euro currency conversion including the need to adapt computer and financial systems and business processes and equipment. Due to these uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing, costs, and the resulting impact, if any, on financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Blockbuster adopted SOP 98-5 effective January 1, 1998. Adoption of SOP 98-5 had no material effect on our combined financial statements.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") effective for fiscal years beginning after June 15, 1999. We anticipate that due to our limited use of derivative instruments, the adoption of SFAS 133 effective January 1, 2000, will not have a material effect on our financial statements.

YEAR 2000 COMPLIANCE

OVERVIEW

    The widespread use of computer programs that rely on two-digit dates to perform computations and decision-making functions may cause computer systems to malfunction prior to or in the year 2000 and lead to significant business delays and disruptions in the United States and internationally. We have implemented a year 2000 program in order to identify, assess and mitigate our year 2000 risks. As part of our program, we have hired independent consultants to assist in the review and oversight of our program, as well as to perform certain testing operations. In addition, we have established a project management team to monitor our program.

    We are reviewing our year 2000 issues based upon three areas: applications, infrastructure and business partners.

        Applications cover the software systems resident on mainframe, mid-range, network and personal computers. We define an application as one or a collection of programs directly related to a common system. For example, a financial application may include all the general ledger and accounts receivable software code used to process information. In addition, our applications have been segregated into critical and non-critical applications. Critical applications are software systems which, if not operational, could have a material impact on our business operations.

        Infrastructure includes computers, data and voice communications networks, and other equipment which use embedded chip processors (e.g., inventory movement systems, telephone systems, etc.).

        Business partners include franchisees, third party vendors, customers and other service providers whose systems may interface with us or whose own operations are important to our daily operations.

    These three areas have been addressed using a five phase program: inventory, assessment, remediation, testing and contingency planning.

    - Phase 1 inventories the respective applications, hardware and business partners.

    - Phase 2 assesses the possible impact of a year 2000 error on the continuing operation of each identified application, hardware system or business partner relationship and subsequently determines the risk of year 2000 noncompliance to operations and assigns priorities.

    - Phase 3 establishes and implements specific plans for the remediation of applications and hardware systems and for the determination of business partners' compliance.

    - Phase 4 tests each application and hardware system and reviews business partners' compliance under the plans established in phase 3, to ensure that year 2000 issues no longer exist.

    - Phase 5 establishes and implements contingency plans in the event internal or external systems are not compliant.

    Changes may occur to our operations during the implementation of our year 2000 program or subsequent to the completion of each phase, therefore, we may periodically revise our plans. We continue to review and test systems for year 2000 compliance as changes occur.

STATE OF READINESS

    Our year 2000 progress is as follows:

    APPLICATIONS

    We have completed the inventory and assessment phases. We have identified 16 critical domestic and 6 critical international applications which primarily relate to point-of-sale, warehousing and distribution and finance/payroll. A significant number of critical and non-critical worldwide applications have been remediated and tested and the remaining applications are scheduled for completion by August, 1999.

    INFRASTRUCTURE

    We have completed the domestic and international inventory and assessment phases. A majority of the systems with embedded processors have completed the remediation and testing phases. The remaining hardware systems remediation will be completed by August, 1999.

    BUSINESS PARTNERS

    During the course of business operations, we rely on third party business partners to distribute products and to provide services. These business partners include financial institutions, governmental agencies and utilities. The disruption of the ability to receive services or to distribute our products could adversely affect our financial condition. Although we have little or no control over the remediation and testing of these third party systems, we are taking appropriate action to determine the level of year 2000 compliance of third parties. These actions include, but are not limited to, requesting written confirmation of a business or business system's year 2000 compliance; directly meeting with business management; and, performing additional independent tests.

    We have substantially completed the inventory phase and are in the assessment phase of business partners and expect this phase to be completed by the second quarter of 1999. The determination of third party year 2000 compliance will continue through the end of the year.

CONTINGENCY PLANS AND RISKS

    As the remediation, testing and review of each application, infrastructure item and business partners occurs, we are determining the need for contingency plans. Where appropriate, plans addressing both operational and technical alternatives are being developed. This phase has begun and will continue through the end of 1999.

    Our goal is to achieve timely and substantial year 2000 compliance, with remediation work assigned based upon how critical each system is to our business. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of compliance by third parties upon which we rely, we are unable to determine at this time what the consequences of the year 2000 problem will be. Our year 2000 program can only minimize, but cannot eliminate, the risks of third party non-compliance. If we, or one of these third parties upon which we rely, fail to adequately address the year 2000 problem, it could disrupt our business. The possible consequences of a failure include incomplete or inaccurate accounting, recording or processing of rentals and sales of videocassettes, video games and other products and the reporting of this information; delays or failures in ordering, shipment and distribution of videocassettes, video games and other products; the creation of uncertainty about our customer database; or inability to consummate credit and debit card and check transactions. We will continue to devote the necessary resources to complete our year 2000 program and contingency plans and believe that such completion will significantly mitigate operational and financial risks.

COSTS

    Costs of our year 2000 program have been expensed as incurred. The estimated costs to complete our year 2000 program is currently expected to total about $11 million, $8 million of which has been incurred to date. We do not expect this to have a material adverse effect on our results of operations, financial position or liquidity.

                            VIDEO INDUSTRY OVERVIEW

DOMESTIC HOME VIDEO INDUSTRY

    According to Paul Kagan Associates, the U.S. videocassette and DVD rental and sales industry grew from $15.7 billion in revenue in 1997 to $17.1 billion in 1998 and this expert expects to reach $22.0 billion in 2002. Paul Kagan Associates estimates that, in 1998, 83.5 million, or 81.5%, of the 102.5 million total U.S. households owned a VCR. The number of VCRs that were sold in the United States in 1998 was estimated by Paul Kagan Associates to be 18.8 million, a 3.5% increase from 1997, which represents the largest number of VCRs sold in any single year. In addition, Paul Kagan Associates estimates that about 900,000 DVD players were sold in the United States during 1998. According to Paul Kagan Associates, the VCR and DVD markets will continue to grow as the number of multi-VCR households is expected to increase from 37.0 million in 1998 to 43.8 million by 2002 and the number of VCRs and DVD players sold in 2002 is expected to reach 21.5 million.

    As part of a November 1997 survey, the Video Software Dealers Association revealed that each week nearly one-quarter of all U.S. households make a trip to their video store, and each month almost three-fourths of all U.S. households with children rent videocassettes. We believe that the following factors, among others, make video rental a preferred medium of entertainment for millions of customers:

    - the opportunity to browse among a very broad selection of movies;

    - the control over viewing, such as the ability to control start, stop, pause, fast-forward and rewind;

    - the opportunity to view recently released movies prior to their availability for viewing in the home through other mediums such as pay-per-view, pay television, basic cable television and network and syndicated television; and

    - the opportunity to entertain one or more people for a reasonable price.

    The home video industry is highly fragmented. However, the home video industry has experienced consolidation in recent years, as video store chains have gained significant market share from single store operators. According to Paul Kagan Associates, the five largest video store chains have a 40% market share of all U.S. consumer video rentals in 1998. Dun & Bradstreet, as cited by the Video Software Dealers Association, estimates that by the first quarter of 1999 there were about 24,590 independent video stores in the United States, down from about 26,960 in the first quarter of 1998. About 49% of all locations that rent video titles are currently operated by single store owners. In addition, according to the Video Software Dealers Association, more than 14,000 of these single store operators generate annual revenues of less than $220,000. We believe that small stores and chains in the home video industry will continue to consolidate with national and regional chains and that such consolidation will offer us numerous acquisition opportunities. We believe that there are several competitive advantages of being a large home video chain, including marketing efficiencies, brand recognition, access to more copies of each videocassette through direct revenue-sharing agreements, sophisticated information systems, greater access to prime real estate locations, greater access to capital and competitive pricing made possible by size and operating efficiencies. Even if there is significant consolidation, however, we expect that the home video industry will remain fragmented.

    Historically, the major studios or their licensees released movies to video stores at wholesale prices between $60 and $70 per videocassette for major theatrical releases that were priced for rental in the United States. The studios still release movies at relatively high wholesale prices unless the movie is subject to a revenue-sharing agreement or a quantity discount program or is designated by the studios as a sell-through movie. The studios attempt to maximize total revenue from newly released video titles by maintaining the high wholesale price during the first four months to one year after a movie is released. Thereafter, in order to promote sales to consumers, the major studios release the movies at a substantially lower price, which movies generally sell at retail for about $10 to $20 per videocassette.

    Since the late 1980s, revenue-sharing agreements have been available to home video chains and independent video dealers through deals brokered by distributors such as Rentrak Corporation and SuperComm, Inc. More recently, the major studios have entered into revenue-sharing agreements directly with several large video chains. Under these new agreements, video stores share with the studios an agreed-upon percentage of the video stores' rental revenue for a limited period of time in exchange for minimal up-front payments for the videocassettes by the video stores. This percentage generally declines over a period of weeks following the initial release of the movie. The video stores may also agree to take a minimum number of copies of each movie that is released by a studio in any U.S. movie theater. The video stores may also agree to take a minimum number of movies that are not released by a studio in any U.S. movie theater. The revenue-sharing agreements, subject to limitations and exceptions, allow the video stores to sell previously viewed tapes to their customers.

    We believe that the revenue-sharing agreements have the following significant benefits to participating video stores:

    - they provide these stores with the opportunity to substantially increase the quantity and selection of newly released video titles that they stock;

    - they increase revenues as a result of the increase in total number of transactions per store and number of videocassettes rented per transaction; and

    - they align the studios' economic interests more closely with the interests of the video stores.

    In addition, we believe that revenue-sharing has increased the revenues received on an annual basis by the studios through increased rental activity on new releases as well as greater distribution and revenues on non-hit movies through minimum output provisions.

    In addition to wholesale pricing and revenue-sharing agreements, studios release some movies at relatively low initial prices which movies generally are sold by retailers for $10 to $20 per videocassette. Because the wholesale price is relatively low and these movies are not subject to the revenue-sharing agreements, retailers generally purchase these movies primarily for sale and such movies are referred to as sell-through movies. These typically consist of movies for children and other movies that have unique characteristics or other mass ownership appeal, such as THE RUGRATS MOVIE and TITANIC.

INTERNATIONAL HOME VIDEO INDUSTRY

    According to Paul Kagan Associates, the potential market for home video rentals is growing at a faster pace outside the United States than within the domestic market. According to Paul Kagan Associates, the number of households outside of the United States and Canada which own a VCR is expected to grow from about 264 million in 1996 to about 353 million by 2001. Currently, we operate in 26 countries outside of the United States.

    Some of the attributes of the home video industry outside of the United States are similar to those of the home video industry within the United States. For example, the major studios generally release movies outside of the United States according to the same sequential windows as the release of movies within the United States, though the international windows tend to last for a longer period of time. In general, however, the home video industry outside of the United States does not mirror the home video industry within the United States. For example, most countries have different systems of supply and distribution of movie titles. Revenue-sharing agreements, which have proliferated within the U.S. home video industry among large home video chains, generally have not yet spread into markets outside of the United States. In addition, competition in most international markets generally tends to be more fragmented, with few large home video chains.

MOVIE STUDIO DEPENDENCE ON VIDEO RENTAL INDUSTRY

    According to Paul Kagan Associates, total U.S. movie studio and independent supplier revenue increased about 11% per year from $9.0 billion in 1994 to $13.8 billion in 1998. Paul Kagan Associates also indicates that the video rental industry is the largest single source of U.S. revenue to movie distributors, representing about $6.7 billion, or 48.5%, of the $13.8 billion of movie revenue in 1998. The following table represents Paul Kagan Associates' estimates of revenues of total movie distributor revenue.

                                                        YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                           1994       1995       1996       1997       1998
                                         ---------  ---------  ---------  ---------  ---------
                                                             (IN MILLIONS)
U.S. home video........................  $   4,612  $   5,264  $   6,181  $   6,311  $   6,690
Other U.S. revenue.....................      4,398      5,359      5,942      6,431      7,108
                                         ---------  ---------  ---------  ---------  ---------
    Total U.S. revenue.................      9,010     10,623     12,123     12,742     13,798
                                         ---------  ---------  ---------  ---------  ---------

International home video...............  $   3,443  $   4,230  $   4,464  $   4,406  $   4,185
Other international revenue............      4,515      4,964      6,010      6,400      6,904
                                         ---------  ---------  ---------  ---------  ---------
    Total international revenue........      7,958      9,194     10,474     10,806     11,089
                                         ---------  ---------  ---------  ---------  ---------

      Total revenue....................  $  16,968  $  19,817  $  22,597  $  23,548  $  24,887
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------

    Of the many movies produced by major studios and released in the United States each year, relatively few are profitable for the studios based on box office revenues alone. In addition to purchasing box office hits, video rental stores, including those operated by us, purchase movies on videocassette and DVD that were not successful at the box office, thus providing the movie studios with a reliable source of revenue for almost all of their movies. We believe that the consumer is more likely to view movies which were not box office hits on a rented videocassette or DVD than on most other formats because video rental stores provide an inviting opportunity to browse and make an impulse choice among a very broad selection of movie titles. In addition, we believe the relatively low cost of video rentals encourages consumers to rent films they might not pay to view at a theater.

    Historically, new technologies have led to the creation of additional distribution channels for movie studios. Movie studios seek to maximize their revenues by releasing movies in sequential release date "windows" to various movie distribution channels. After the initial theatrical release, studios make their movies available to video stores for a specified period of time. This window is exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, premium television, basic cable and network and syndicated television. The current length of the window for video stores varies, typicallly ranging from 30 to 90 days for domestic video stores and from 120 to 180 days for international video stores. Thereafter, movies are made sequentially available to other television distribution channels. This method of sequential release allows the movie studios to increase their total revenue while minimizing the adverse effect on the revenue derived from previously established channels. With the advent of revenue-sharing and the incremental revenues associated with such agreements, most movie studios have lengthened the video store window for many box office hits.

HOME VIDEO GAME INDUSTRY

    The home video game industry has historically been affected by changing technology, limited hardware platform life cycles and hit-or-miss software titles. In addition, video games typically generate most of their rental revenue during the first twelve months after their release. We believe that during this time period, the differential between the retail price and a rental price of a new video game is typically high enough to make rentals an attractive alternative to the customer. According to Adams Media Research and VidTrac, the total domestic home video game market generated about $2.0 billion in software sales and $495 million in rental revenue in 1997. These markets grew to about $2.7 billion and about

$800 million in 1998, respectively, which represents a 36.8% and 61.7% increase, respectively. Adams Media Research estimates that video game software sales will reach about $3.4 billion in 2002, a 25% increase over the $2.7 billion in software sales in 1998.

    According to the Interactive Digital Software Association, most of the recent growth in the home video game industry has been fueled by the success of the Sony PlayStation-TM- and Nintendo 64-TM- and their respective video games. As of March 31, 1999, the installed base of Sony PlayStation and Nintendo 64 within the United States was about 15.7 million and 10.6 million units, respectively. We expect that the home video game industry will continue to grow with the anticipated U.S. introduction of Sega's Dreamcast-TM- and the Sony PlayStation II-TM-.

                                    BUSINESS

    We are the world's leading retailer of rentable home videocassettes, DVDs and video games, with about 6,500 stores in the United States and 26 other countries as of March 31, 1999. We operate primarily under the highly recognized BLOCKBUSTER brand name, which, according to The Gallup Organization, achieves nearly 100% recognition with active movie renters in the United States. Our U.S. Internet site, WWW.BLOCKBUSTER.COM, provides information about our stores and products, delivers content regarding certain movies and entertainment programs and serves as our electronic commerce venue. Based on 1998 industry estimates from Paul Kagan Associates, Inc., a leading video industry expert, we estimate that our company-operated and franchised stores attained a U.S. market share in excess of 27%, over three times greater than that of our nearest competitor. In the United States, our customer transaction database contains information on about 87 million accounts, and we estimate that about 65% of the population lives within three miles of one of our stores. Our revenues in 1998 increased 17.5% from 1997, with about 79% of these revenues generated in the United States and about 21% generated outside of the United States. Nearly 60 million people worldwide have rented in excess of 970 million movies and video games from us or our franchisees within the last 12 months. For the year ended December 31, 1998, we and our franchisees recorded worldwide revenues of about $4.7 billion, $3.9 billion from our company operations and $0.8 billion from our franchised stores.

    Our brand recognition and leading market position have allowed us to create one of the strongest entertainment franchises in the United States. In 1998, we and our franchisees had a market share of the U.S. video rental market in excess of 27% based on industry estimates of Paul Kagan Associates, over three times greater than that of our nearest competitor. We have developed this leading position based on a business model which provides our customers with superior convenience, selection and service at attractive prices. We estimate that about 65% of the U.S. population lives within three miles of one of our stores and our customer transaction database contains information on about 87 million customer accounts. About 59 million people worldwide have rented movies or video games from us or our franchisees within the last 12 months.

    As of March 31, 1999, we operated in 26 other countries with leading market positions in Great Britain, Canada and Ireland. Historically, the international video retailing markets have been highly fragmented with varying distribution patterns in each market. We believe that the economies of scale that we are able to bring to each market, combined with our worldwide name recognition and established distribution agreements, provide us with significant international growth opportunities.

    In 1997, John F. Antioco was recruited to serve as our chairman, president and chief executive officer, selected in part for his significant multi-store retail experience. Under the management team led by Mr. Antioco, we began to develop a new business model which refocused on our core rental business. When substantially implemented in the second quarter of 1998, this business model led to a significant improvement in customer satisfaction. Most significantly, we entered into domestic revenue-sharing agreements with all of the major Hollywood studios. Under these agreements we share our U.S. rental revenues with the studios for a limited period of time, which enables us to provide the most popular newly released video titles to our customers more quickly, in greater quantity and on a more efficient basis. We believe these agreements also have the following significant benefits:

    - substantially increasing the number of newly released videos in our stores to better satisfy customer demand;

    - contributing to an increase in revenues resulting from an increase in the total number of transactions and the number of videocassettes rented per transaction; and

    - aligning the studios' economic interests more closely with ours because they share a portion of the rental revenue with us for a period of time.

    In addition to revenue-sharing, we have made other changes that have increased our same store revenues while providing enhanced revenue opportunities for the studios. Reflecting this turnaround, quarterly domestic same store rental revenues increased 8.6%, 17.5%, 20.0%, 20.5% and 23.1% in the first through fourth quarters of 1998 compared to 1997 and the first quarter of 1999 compared to the first quarter of 1998, respectively.

BUSINESS MODEL

    Our current business model is designed to increase customer traffic and transaction size by improving customer satisfaction and ultimately generate higher sales volume per store. We believe our business model gives us an advantage over other large home video chains and a significant advantage over our single store competitors. We are applying key elements of our business model to our international operations. The key elements of our business model are discussed below.

    BROAD SELECTION AND LARGE NUMBER OF MOVIES

    We strive to be the leader in satisfying customer demand by stocking each of our stores with more copies and a wider variety of newly released movies than our competitors. In large part, our revenue-sharing agreements and our ability to self-distribute have allowed us to implement this strategy in the United States. For the year ended December 31, 1998, which reflects nine months under our new business model, we obtained on average 130% more copies of each videocassette per store and 49% more video titles than the prior year. In addition to newly released video titles, we offer a broad selection of time-tested popular movies and a wide variety of independent and lower-cost movies that we acquire and are generally only available at our stores for a specified period of time.

    Our goal is to stock each of our stores with a selection and quantity of merchandise which is optimal for that store. Using our customer transaction database, we determine on a store-by-store basis the number of copies of each new release which are to be offered by each store. Our objective is to stock the top 1,000 most commonly rented popular movies as part of our BLOCKBUSTER FAVORITES. In addition, we use our customer transaction database to periodically review each store's inventory of BLOCKBUSTER FAVORITES and identify movie titles within this category which have not been rented for a period of time. We offer these previously viewed tapes for sale and replace them with movies which we believe our customers are interested in renting.

    CONVENIENT AND VISIBLE STORES OF OPTIMAL SIZE AND LOCATION

    We maintain a strong presence throughout the United States with an estimated 65% of the U.S. population living within three miles of one of our stores. Our experienced store development team can quickly identify the optimal sites for our new stores within our targeted markets through the use of our extensive real estate and customer transaction databases. We have developed three distinct store formats which are tailored to maximize our penetration in each market. These three formats include our "new" traditional store format (about 4,800 square feet), our seam store format (about 2,500-3,500 square feet) and our store-in-store format (about 1,000-1,200 square feet). In addition to stores, we have begun to deploy video vending machines on an experimental basis.

    In 1998, we began a comprehensive program to remodel our company-operated stores worldwide. We expect to fit most of our company-operated stores with new interior signage. We also expect to remodel the interior and exterior of some of our company-operated stores in order to enhance our customer's shopping experience. During 1998, we remodeled about 700 company-operated stores worldwide.

    SUPERIOR AND CONSISTENT CUSTOMER SERVICE

    We focus on providing superior service to all of our customers. An essential aspect of continuing to improve customer service has been our focus on improving the in-store experience of each customer. We have worked to improve the quality of our staff through recruitment, compensation, training and employee appreciation and incentive programs. These programs encourage and empower our store employees to gain experience and product knowledge in order to effectively meet the needs of our customers. In addition, our domestic customers are eligible to participate in our BLOCKBUSTER REWARDS premium membership program, which allows our customers to earn free rentals. Our most active customers are automatically enrolled in the BLOCKBUSTER REWARDS Gold program which offers additional free rental benefits and the ability to reserve movies. These programs are designed to develop customer loyalty by encouraging our customers to rent movies only from our stores.

    COMPETITIVE PRICING

    Our goal is to optimize on a store-by-store basis the price at which we rent our video titles. In 1998, we initiated a dual pricing strategy that differentiated pricing between newly released video titles and BLOCKBUSTER FAVORITES, whereby the BLOCKBUSTER FAVORITES were priced lower than the newly released video titles. We believe that our customers perceive this two-tiered pricing as more appropriate in light of the differences between the demand for the newly released video titles and the BLOCKBUSTER FAVORITES. Our customer transaction database provides us with the ability to adjust our overall pricing strategy for each U.S. store based on local market conditions, including local prices established by our competitors. In addition, we have implemented a new policy in our company-operated stores, setting the rental term of our BLOCKBUSTER FAVORITES, our video games and certain of our newly released video titles to a period ranging from two to five evenings. Previously, all rentals were due after two evenings.

    NATIONAL ADVERTISING AND MARKETING PROGRAMS

    Our large U.S. store base and our extensive customer database enable us to be the only home video chain that currently maintains a national advertising and marketing program, including network television, national promotions and local television and radio. For the year ended December 31, 1998, we incurred about $181 million in advertising expenses. In addition, some of our business partners, including the studios, allow us to direct a significant amount of their advertising expenditures. Furthermore, the studios incur additional expenditures to promote their newly released movies.

    Our advertising and marketing provide information regarding one or more key points of difference between ourselves and the competition. We have pursued an aggressive advertising and marketing campaign in order to promote awareness of the BLOCKBUSTER name. Our primary goal is to make our name so recognizable that any time a person wishes to rent a movie, he or she will first consider coming to one of our stores. Our advertising and marketing tries to convey the message that a visit to one of our stores will allow the customer to experience the magic of the movies.

    USE THE CUSTOMER TRANSACTION DATABASE

    We have developed and utilized an extensive customer transaction database with about 87 million customer accounts in the United States. This database enables us to effectively operate and market our business. For example, we are able to directly communicate with our customers on a targeted and customized basis relating to our products and programs. We are also able to stock each of our company-operated stores with the quantity and selection of merchandise which is optimal to that store.

    SELF DISTRIBUTION CAPABILITIES

    We have constructed and launched a highly-automated distribution center in McKinney, Texas which allows us to distribute substantially all of our products to our domestic company-operated stores. We believe that our distribution center gives us a significant competitive advantage over our competitors which use third party distributors because we are able to process and distribute a greater quantity of products while reducing costs and improving service to our stores. In particular, we mechanically repackage our newly released videos to make them suitable for rental at our stores. Previously, this activity had been performed manually at each store. In addition, our distribution center gives us the capacity to accommodate our planned store expansion without incurring significant expenditures. For example, between 1997 and the end of 1999, we anticipate that we will have tripled the number of videocassettes processed and distributed to our stores. We also believe these distribution capabilities were a major factor in our ability to successfully implement our revenue-sharing agreements to provide superior movie selection to our customers.

GROWTH STRATEGY

    We believe that our growth strategy will further establish our company as the leading home video chain in the world. Our goal is to increase our systemwide U.S. market share from 27%, as of December 31, 1998, to over 40% within the next three years and to significantly increase our market share in those countries outside the United States where we believe it is profitable to do so. We believe that our growth objectives can be met because (1) the home video industry is highly fragmented both in the United States and internationally, (2) consolidation has already begun and will continue and (3) the advantages created by our new business model positioned us to increase our market share. As explained more fully below, our growth will principally be driven by an increase in our same store revenues, an expansion of both our company-operated and franchisee-operated store base in the United States and internationally and by spreading our expenses over a larger revenue base.

    INCREASE SAME STORE REVENUES

    By implementing each element of our business model, we believe that we will increase same store revenues by:

    - increasing the number of movies or video games that a customer rents on each visit to our stores;

    - continuing to grow our active customer base as we increase our market share;

    - increasing the number of times that active customers visit our stores;

    - expanding our offering of rentable home entertainment, such as DVDs and video games; and

    - further increasing the quantity of videocassettes in our stores.

    EXPAND DOMESTIC STORE BASE

    Based on our current store prototypes, we believe that the potential exists for 4,000 additional new traditional video stores in the United States. Over the next three years, we expect to add about 500 company-operated stores per year to our U.S. store base. We plan to open most of these new stores in the 70 largest markets in the United States. With the use of our extensive customer transaction database and real estate database, our experienced store development team identifies markets with growth opportunities and responds to these opportunities with the appropriate store location and store format, which store format ranges from about 1,000 to 4,800 square feet. We believe that through our site selection process and flexible store formats, our new stores will generate sufficient revenue to recover our capital investment in a short period of time without significantly reducing the revenues of our existing stores.

    EXPAND INTERNATIONAL STORE BASE

    Our international strategy is focused on both expanding into markets where we already have an established market position and entering and expanding our presence in new or less mature markets. Although, as of March 31, 1999, we operated stores in 26 markets outside of the United States, 90% of our international rental revenue was generated by our top seven international markets. These markets are Great Britain, Canada, Ireland (including Northern Ireland), Mexico, Australia, Spain and Taiwan. We believe that the growth opportunities in these markets are significant because they are highly fragmented and our respective market share in each of these countries is generally estimated by us to be less than 40%. We expect to open over 400 new company-operated stores in these seven markets over the next three years. We also plan to open over 100 new company-operated stores over the next three years in international markets other than our top seven markets. As in the United States, we use different store prototypes in response to local real estate and market conditions. In addition, we have developed and use a new country entry model which targets development of a specified range of a number of company-operated stores and franchised stores at which point economies of scale can be used to reduce corporate overhead costs and national advertising expenses.

    EXPAND WORLDWIDE FRANCHISE PROGRAM

    Over the next three years, we expect to add about 200 franchised stores per year to our franchised U.S. store base and about 125 franchised stores per year to our international store base. This includes joint ventures in which we own a minority interest. As of March 31, 1999, we had about 125 franchisees operating 640 U.S. franchised stores and 421 international franchised stores. For the year ended December 31, 1998, we had royalty revenues of $60.7 million relating to our franchise operations, or about 1.6% of our 1998 revenues. In order to accomplish this objective, we have refined our franchise approval process, hired personnel exclusively dedicated to the development of new franchises and launched a campaign to attract prospective franchisees. In order to increase the attractiveness of our U.S. franchise program, by the end of 1999 we expect to make our revenue-sharing agreements with the studios available to our U.S. franchisees, which will provide them with an option to increase their quantity and selection of movies.

    APPLY THE BENEFITS OF GREATER SIZE

    Our leading market position enables us to derive significant economies of scale and operating efficiencies that are not necessarily available to our smaller competitors. We are able to achieve efficiencies on both a store level basis and a systemwide basis. On a store level basis, the increase in the volume of transactions and the consequent increase in revenues per store as a result of our business model provides us with the opportunity to reduce our labor costs as a percentage of revenues. On a systemwide basis, we believe that we can reduce our distribution costs and selling, general and administrative expenses as a percentage of our revenues.

    PURSUE STRATEGIC ACQUISITIONS

    For the year ended December 31, 1998, we acquired 51 video stores. Thus far in 1999, we have acquired or are under contract to acquire about 130 video stores. We will continue to review potential acquisitions, including acquisitions of video rental chains and certain stores operated by our franchisees as well as acquisitions in complementary businesses which will enable us to take advantage of the highly recognized BLOCKBUSTER brand name, our extensive customer transaction database and our existing distribution system.

    PURSUE NEW TECHNOLOGIES AND PRODUCTS

    Our leading market position and recognizable brand name allow us to take advantage of developing technologies and products related to rentable home entertainment. For example, we are aggressively seeking to develop our online retailing. We currently are redesigning our U.S. Internet site, WWW.BLOCKBUSTER.COM, to capitalize on:

    - our existing customer relationships;

    - our extensive customer transaction database;

    - recognition of the BLOCKBUSTER brand name;

    - our studio relationships;

    - our distribution center capabilities; and

    - our existing store base.

    We expect to increase our online retail sales of videocassettes, DVDs, compact discs and BLOCKBUSTER

GIFTCARDS. We also expect to begin online sale of previously viewed tapes, video games, previously played video games and other entertainment products.

    In addition, we have already tracked the success of DVDs in the marketplace and have introduced DVDs for rental and sale in about 750 domestic stores and in certain markets outside of the United States. As DVDs become more widely accepted by the public we intend to rent and sell DVDs in all of our stores.

CUSTOMER TRANSACTION DATABASE

    We have developed and utilize an extensive U.S. customer transaction database with about 87 million accounts. This database has tracked customer names, addresses, phone numbers, transaction histories, demographic information and, recently, e-mail addresses. We also maintain a customer transaction database in each of the countries in which we operate outside of the United States. As of March 1999, the following chart summarizes the number of our systemwide U.S. customer accounts that have been active for the periods shown:

[Bar graph which shows that:

1. about 17.8 million customers rented or purchased a product from one of our stores within the last 30 days;

2. about 28.4 million customers rented or purchased a product from one of our stores within the last three months;

3. about 34.5 million customers rented or purchased a product from one of our stores within the last six months;

4. about 39.1 million customers rented or purchased a product from one of our stores within the last nine months;

5. about 42.2 million customers rented or purchased a product from one of our stores within the last year; and

6. about 86.8 million customers have rented or purchased a product from one of our stores.]

    We consider our customer transaction database to be one of our core assets, which we currently use to:

    - communicate with and market directly to our customers on a national basis;

    - develop programs to reward our most loyal customers;

    - strategically locate potential new store sites based on demographics and unique trade areas; and

    - customize and improve the allocation of merchandise on a store-by-store basis, based on local demographics and prior rental history of our customers.

Over time, we believe we will use the information we collect and the relationships we have developed with our customers through our database to:

    - evaluate new industry trends such as DVDs and the digital broadcast system;

    - further develop and enhance our promotional and marketing strategy through e-mail and other channels of distribution;

    - help customers choose and rent movies by analyzing their previous viewing history;

    - promote our internet site and services; and

    - capitalize on new home delivery systems for filmed entertainment as these systems become economically viable.

MERCHANDISING

    We offer a wide selection of movies and video games for rent and purchase. We stock each of our company-operated stores with the quantity and selection of merchandise which we believe is optimal for that particular store.

    The breakdown of the domestic revenues generated from the rental and sale of such products for the year end December 31, 1998 is as follows:

[Pie graph which shows a breakdown of our domestic revenue as follows:

1   about 71.1% of our domestic revenues was generated by movie rentals;

2   about 9.4% of our domestic revenues was generated by video game rentals;

3 about 5.2% of our domestic revenues was generated by previously viewed tapes and previously played video game sales;

4 about 7.0% of our domestic revenues was generated by sell-through movie sales; and

5 about 7.3% of our domestic revenues was generated from the rental and sale of other items.]

    VIDEOCASSETTE AND VIDEOCASSETTE PLAYER RENTALS. Our typical traditional domestic store generally carries about 6,100 different movie titles available for rent, which include about 600 newly released video titles and about 5,500 BLOCKBUSTER FAVORITES. About 81% of 1998 domestic rental revenues were from the rentals of newly released movies. In some of our stores, we rent videocassette players. Under our revenue-sharing agreements, we are able to make available a substantial number of additional copies of each newly released video in order to satisfy our customers' demand shortly after the movie is released. In addition, we are able to offer substantially more newly released video titles which increases the variety of movies available in our stores. Our average customer rents two videocassettes every time he or she visits one of our stores. Our stores outside of the United States generally carry fewer movies due to their smaller store sizes.

    VIDEOCASSETTE SALES. We offer sell-through movies for sale for about $10 to $20 per videocassette. These typically consist of (1) classic movies that we believe have ownership appeal, (2) childrens' movies and (3) new releases that are priced for sell-through. We also offer for sale previously viewed tapes to the public after the period of time after their useful lives as rental products. These previously viewed tapes are generally rewrapped and are sold at low prices.

    DVDS AND DVD PLAYERS. We currently rent and sell about 300 different DVD titles, about 66% of which are available for rent and 34% of which are available for sale in about 750 domestic stores and in certain markets outside of the United States. We also rent DVD players in these stores. As DVDs become more widely accepted in the marketplace we expect to increase the number of our stores that rent and sell DVDs.

    VIDEO GAMES AND VIDEO GAME CONSOLES. We rent video games for use with Sony PlayStation-TM-, Nintendo-TM- and other video game platforms in all of our domestic stores and many of our international stores. In these stores, we also sell previously played video games and rent the video game consoles. In addition, we sell new games in most of our stores in markets outside of the United States.

    OTHER PRODUCTS. For the convenience of our customers, we sell VCR accessories, such as blank videocassettes and videocassette cleaning equipment, and a limited selection of snacks and beverages in all of our stores. Occasionally, we sell licensed products to complement our selection of movies. Also, we sell music compact discs and cassette tapes in certain select stores and on our U.S. Internet site.

STORES AND STORE OPERATIONS

    SITE SELECTION. We have developed a comprehensive model which we use to find suitable locations for company-operated stores and markets for franchise stores. We seek to locate our company-operated stores in geographic areas with population and customer concentrations that enable us to better allocate available resources and manage operating efficiencies in inventory management, advertising, marketing, distribution, training and store supervision. We are targeting the remaining markets for the opportunity to develop franchises. Accordingly, we are targeting the 70 largest markets in the United States to develop company-operated stores and we are targeting the remaining markets for new franchise development.

    Within each targeted market, we identify potential sites for new and replacement stores by evaluating market dynamics, some of which include population demographics, psychographics, customer penetration levels and competition. We use our extensive real estate database and customer transaction database to continuously monitor market conditions and select strategic store locations. Our experienced store development team is capable of securing store leases and preparing sites for operation, a process which typically takes about six months. We use our knowledge of market areas and rely upon the familiarity of our brand name to enhance our ability to obtain prime store locations, negotiate favorable lease terms with landlords and enter into multiple store leases.

    STORE DEVELOPMENT

    For the periods presented, the following table summarizes opened stores, acquired stores, closed stores, and sold stores.

                     OUR WORLDWIDE STORE COUNT INFORMATION

                                                                               NUMBER OF FRANCHISED
                                               NUMBER OF                       AND/OR JOINT VENTURE              TOTAL
                                        COMPANY-OPERATED STORES                       STORES                    STORES
                                  -----------------------------------  -------------------------------------  -----------
                                   DOMESTIC    INTERNAT'L     TOTAL     DOMESTIC     INTERNAT'L      TOTAL     DOMESTIC
                                  -----------  -----------  ---------  -----------  -------------  ---------  -----------
STORES AT 12/31/94..............       2,065        1,002       3,067         725           277        1,002       2,790
  Open..........................         313          142         455          86            56          142         399
  Acquired......................         195          165         360      --                 3            3         195
  Closed........................         (33)        (154)       (187)        (18)          (29)         (47)        (51)
  Sold..........................          (3)      --              (3)       (150)         (129)        (279)       (153)
                                       -----        -----   ---------       -----         -----    ---------       -----
STORES AT 12/31/95..............       2,537        1,155       3,692         643           178          821       3,180
  Open..........................         367          211         578          78            92          170         445
  Acquired......................         200           98         298           2        --                2         202
  Closed........................         (36)         (58)        (94)        (17)          (10)         (27)        (53)
  Sold..........................          (2)      --              (2)        (71)          (50)        (121)        (73)
                                       -----        -----   ---------       -----         -----    ---------       -----
STORES AT 12/31/96..............       3,066        1,406       4,472         635           210          845       3,701
  Open..........................         345          163         508          82            94          176         427
  Acquired......................          57          258         315           7        --                7          64
  Closed........................        (114)         (69)       (183)        (14)          (10)         (24)       (128)
  Sold..........................          (7)      --              (7)        (19)          (41)         (60)        (26)
                                       -----        -----   ---------       -----         -----    ---------       -----
STORES AT 12/31/97..............       3,347        1,758       5,105         691           253          944       4,038
  Open..........................         174          165         339          53           141          194         227
  Acquired......................          46            5          51      --                21           21          46
  Closed........................         (70)        (121)       (191)        (24)          (10)         (34)        (94)
  Sold..........................      --              (21)        (21)        (22)           (5)         (27)        (22)
                                       -----        -----   ---------       -----         -----    ---------       -----
STORES AT 12/31/98..............       3,497        1,786       5,283         698           400        1,098       4,195
  Open..........................          60           51         111          13            22           35          73
  Acquired......................          86       --              86      --            --           --              86
  Closed........................         (25)         (17)        (42)         (2)           (1)          (3)        (27)
  Sold..........................      --           --          --             (69)       --              (69)        (69)
                                       -----        -----   ---------       -----         -----    ---------       -----
STORES AT 3/31/99...............       3,618        1,820       5,438         640           421        1,061       4,258
                                       -----        -----   ---------       -----         -----    ---------       -----
                                       -----        -----   ---------       -----         -----    ---------       -----


                                  INTERNAT'L     TOTAL
                                  -----------  ---------
STORES AT 12/31/94..............       1,279       4,069
  Open..........................         198         597
  Acquired......................         168         363
  Closed........................        (183)       (234)
  Sold..........................        (129)       (282)
                                       -----   ---------
STORES AT 12/31/95..............       1,333       4,513
  Open..........................         303         748
  Acquired......................          98         300
  Closed........................         (68)       (121)
  Sold..........................         (50)       (123)
                                       -----   ---------
STORES AT 12/31/96..............       1,616       5,317
  Open..........................         257         684
  Acquired......................         258         322
  Closed........................         (79)       (207)
  Sold..........................         (41)        (67)
                                       -----   ---------
STORES AT 12/31/97..............       2,011       6,049
  Open..........................         306         533
  Acquired......................          26          72
  Closed........................        (131)       (225)
  Sold..........................         (26)        (48)
                                       -----   ---------
STORES AT 12/31/98..............       2,186       6,381
  Open..........................          73         146
  Acquired......................      --              86
  Closed........................         (18)        (45)
  Sold..........................      --             (69)
                                       -----   ---------
STORES AT 3/31/99...............       2,241       6,499
                                       -----   ---------
                                       -----   ---------

    We plan to open most of our new company-operated stores in the largest 70 markets in the United States. Based upon our current store model, we believe that there is the potential for 4,000 additional new traditional video stores in the United States.

    Outside the United States, we plan to open most of our new company-operated stores in the seven markets where we already have a significant presence. In addition, we plan to add franchised and joint venture stores in other international markets.

    STORE FORMAT. In the past, we have sought to locate stores in locations that were convenient and visible to the public. We intend to continue to conveniently locate store locations by incorporating an "appropriate" store format using our extensive customer transaction database and real estate database to maximize revenues without significantly decreasing the revenues of our nearby stores. To do so, we have designed three store formats:

    - NEW TRADITIONAL STORES (about 4,800 square feet). These stores have been or will be constructed in markets where store-to-population ratios are low and where we believe market conditions are optimal. On average, each new traditional store carries about 600 different newly released video titles and about 4,000 total copies of these movies and about 5,500 different BLOCKBUSTER FAVORITES and about 6,900 total copies of these movies.

    - SEAM STORES (about 2,500-3,500 square feet). These stores have been or will be constructed in order to compete:

       a. in markets that are located in between our traditional stores without significantly decreasing the market shares of those traditional stores; and

       b.  in rural areas.

       On average, each seam store carries about 500 different newly released video titles and about 3,000 copies of these movies and about 3,500 different BLOCKBUSTER FAVORITES and about 5,000 total copies of these movies.

    - STORE-IN-STORES (about 1,000-1,400 square feet). These stores have been or will be constructed within a department store, supermarket or other store. This strategy is being pursued to further expand our presence and meet demand in mature markets where we already have a strong presence. On average, each store-in-store carries about 500 different newly released video titles and about 2,400 copies of these movies and about 2,200 different BLOCKBUSTER FAVORITES and about 2,700 total copies of these movies.

    We also periodically examine whether the formats of our existing stores are optimal for their location and may downsize or relocate existing stores as opportunities arise.

    STORE LAYOUT. We design our stores to provide a recognizable distinctive format offering an extensive selection of products in an attractive design aimed at capturing the magic of the movies. We believe that our trademark blue and yellow colors which dominate most of our stores make them easily recognizable to video rental customers. The internal layout of our stores allows our customers to easily distinguish new video releases, BLOCKBUSTER FAVORITES, DVDs, video games and other products. Each domestic store typically contains a perimeter wall, an internal area and a check-out area.

    Below is a graphic of our new store layout.

                      [Diagram of our internal store layout.]

    STORE OPERATIONS. Our U.S. company-operated stores generally operate under substantially similar hours of operation. Domestic stores are open 365 days a year, with daily hours generally from 10:00 a.m. to 12:00 midnight. The hours of operation for franchised stores vary widely depending on the franchise. Typically, each U.S. store employs 16 people, including two assistant store managers and one store manager. A large part of the in-store experience depends upon the knowledge of our staff. We carry out periodic customer service audits at all of our stores to understand, satisfy and exceed our customers' expectations. In addition, as store traffic and same store revenues have increased, we have been able to achieve significant labor savings through higher productivity. We have achieved additional labor savings because our distribution center more efficiently performs tasks of packaging videocassettes which were previously done manually. International store operations vary by country.

    STORE LOCATIONS. At March 31, 1999, in the United States and its territories, we operated 3,618 stores and our franchisees operated 640 stores. The following map sets forth the number of domestic stores we operated, including stores operated by our franchisees, as of March 31, 1999:

[Map of U.S.A. and its territories showing our total number of stores (Company-operated and franchised stores) in each state and territory as follows:]

                                                                                                           TOTAL
                                        STATE OR TERRITORY(1)                                            STORES(2)
-----------------------------------------------------------------------------------------------------  -------------
ALABAMA..............................................................................................           49
ALASKA...............................................................................................           12
ARIZONA..............................................................................................           78
ARKANSAS.............................................................................................           17
CALIFORNIA...........................................................................................          514
COLORADO.............................................................................................          100
CONNECTICUT..........................................................................................           49
DELAWARE.............................................................................................            8
DISTRICT OF COLUMBIA.................................................................................            7
FLORIDA..............................................................................................          325
GEORGIA..............................................................................................          171
HAWAII...............................................................................................           19
IDAHO................................................................................................            8
ILLINOIS.............................................................................................          203
INDIANA..............................................................................................           70
IOWA.................................................................................................           24
KANSAS...............................................................................................           49
KENTUCKY.............................................................................................           40
LOUISIANA............................................................................................           66
MAINE................................................................................................            5
MARYLAND.............................................................................................          108
MASSACHUSETTS........................................................................................          104
MICHIGAN.............................................................................................          141
MINNESOTA............................................................................................           46
MISSISSIPPI..........................................................................................           28
MISSOURI.............................................................................................           86
MONTANA..............................................................................................            7
NEBRASKA.............................................................................................           27
NEW HAMPSHIRE........................................................................................           19
NEW JERSEY...........................................................................................           97
NEW MEXICO...........................................................................................           22
NEW YORK.............................................................................................          249
NEVADA...............................................................................................           37
NORTH CAROLINA.......................................................................................          106
NORTH DAKOTA.........................................................................................            6
OHIO.................................................................................................          155
OKLAHOMA.............................................................................................           51
OREGON...............................................................................................           39
PENNSYLVANIA.........................................................................................          137
PUERTO RICO..........................................................................................           43
RHODE ISLAND.........................................................................................           24
SOUTH CAROLINA.......................................................................................           63
SOUTH DAKOTA.........................................................................................            5
TENNESSEE............................................................................................           68
TEXAS................................................................................................          455
UTAH.................................................................................................           41
VERMONT..............................................................................................            5
VIRGINIA.............................................................................................          119
VIRGIN ISLANDS.......................................................................................            2
WASHINGTON...........................................................................................           63
WEST VIRGINIA........................................................................................           11
WISCONSIN............................................................................................           73
WYOMING..............................................................................................            5
GUAM.................................................................................................            2
DOMESTIC STORE TOTAL.................................................................................        4,258

    At March 31, 1999, outside of the United States, we operated 1,820 stores, and our franchisees and joint ventures in which we own a minority interest operated 421 stores. The following table sets forth, by country, the approximate number of stores we operated and stores our franchisees operated as of March 31, 1999.

                                                                                    NUMBER OF FRANCHISED
                                                      NUMBER OF COMPANY- OPERATED   AND/OR JOINT VENTURE
COUNTRY(1)                                                      STORES                     STORES             TOTAL(2)(3)
----------------------------------------------------  ---------------------------  -----------------------  ---------------
Great Britain.......................................                 661                     --                      661
Canada..............................................                 351                     --                      351
Ireland (Republic) and Northern Ireland.............                 220                     --                      220
Australia...........................................                 130                         82                  212
Mexico..............................................                 128                         18                  146
Italy...............................................              --                            128                  128
Spain...............................................                  94                          2                   96
Brazil..............................................              --                             64                   64
Chile...............................................                  57                     --                       57
Taiwan..............................................                  59                     --                       59
Argentina...........................................                  49                     --                       49
Denmark.............................................                  44                     --                       44
Japan(4)............................................              --                             38                   38
China (Hong Kong)...................................                  14                     --                       14
Portugal............................................              --                             15                   15
Colombia............................................              --                             14                   14

                                                              NUMBER OF
                                                              COMPANY-
                                                              OPERATED           NUMBER OF FRANCHISED
COUNTRY(1)                                                     STORES         AND/OR JOINT VENTURE STORES    TOTAL(2)(3)
---------------------------------------------------------  ---------------  -------------------------------  -----------
Venezuela................................................        --                           12                     12
Israel...................................................        --                           12                     12
New Zealand..............................................            11                   --                         11
Thailand.................................................        --                           10                     10
Peru.....................................................        --                            9                      9
Ecuador..................................................        --                            6                      6
Panama...................................................        --                            6                      6
El Salvador..............................................        --                            4                      4
Uruguay..................................................             2                   --                          2
Poland...................................................        --                            1                      1
                                                                  -----                      ---                  -----
International Store Total................................         1,820                      421                  2,241
                                                                  -----                      ---                  -----
                                                                  -----                      ---                  -----

------------------------
(1) We reached an agreement with a franchisee to begin to operate in the Philippines by the end of 1999.

(2) This does not include stores leased or owned but not operating.

(3) In addition to the stores listed in the chart, as of March 31,1999, there were 37 video vending machines being tested in Spain, Canada and Great Britain.

(4) We have reached an agreement to sell our interest in our Japanese joint venture.

ADVERTISING AND MARKETING

    Worldwide, in the year ended December 31, 1998, we incurred about $181 million in advertising expenses, which include about $142 million in the United States and about $39 million internationally. In addition, some of our business partners, including the studios, allow us to direct a significant amount of their advertising expenditures. Furthermore, the studios also incur additional expenditures to promote their newly released movies.

    NATIONAL AND LOCAL ADVERTISING CAMPAIGN. In 1998, we launched a national advertising campaign in order to support our business model. We are the only home video chain with a national advertising campaign. This campaign consists of network and local television, local advertising and local radio. We use our customer transaction database to target our direct mailings at certain customer groups. We expect to incur about $235 million in advertising expenses in 1999, an increase of about 30%. We expect this increase to include more television, outdoor and transit advertising.

    Our national and local advertising campaign is designed based upon our proprietary research. This is done on a national basis and we also focus our efforts on a local basis in order to adjust to each local environment. We obtain information from our customer transaction database, our real estate database and outside research agencies. We have concentrated on the following factors to formulate and adjust our advertising: (1) our market share; (2) our level of store development and brand awareness relative to our competitors within the relevant market; (3) local demographics; and (4) other local competitive issues.

    Our advertising campaign focuses on the two areas discussed below.

    - OUT-OF-STORE ADVERTISING. We advertise on television, transit and other like media. We also use our research to customize our direct mailings to address overall demographic trends and individual customer transaction history.

    - IN-STORE ADVERTISING. We use leading edge graphics and visual merchandising in our stores in order to give our customers the feeling that a trip to our stores captures the magic of the movies.

    INNOVATIVE MARKETING PROGRAMS. Because of our large store base and our leading brand awareness throughout the United States and many other markets, we have been able to implement the following programs in the United States and the same or similar programs in many of our international markets.

    - NATIONAL PROMOTIONS. In 1999, we have planned several one-of-a-kind national promotional events, each several weeks in duration, designed to attract customers and increase the number of times that active customers visit our stores due to the event's novelty and "prize" appeal. To date, these are the only nationally advertised events in our industry. For example, in our "Trip-a-day Giveaway" program, each day between January 19, 1999 and March 1, 1999, we gave a different customer a free trip to places such as Las Vegas or the Cannes Film Festival. In addition, for the last four years, we have sponsored the internationally televised BLOCKBUSTER ENTERTAINMENT AWARDS, in which a total of 15 million votes were cast in 32 categories in our stores and on our U.S. website in 1998.
      In June   , 1999, the BLOCKBUSTER ENTERTAINMENT AWARDS was televised
      within the United States to a television audience of more than   million
      people and was also televised in 12 other countries.

    - NEW RELEASE GUARANTEES. Because of the substantial number of copies of videocassettes that we are able to provide in our stores, we are able to offer a guarantee that certain selected newly released video titles will be in stock or the customer will receive a coupon that can be redeemed for a free rental of that movie within the following 30 days.

    - BLOCKBUSTER REWARDS PROGRAM. This premium membership program is designed to offer benefits to our customers and enhance customer loyalty by encouraging our customers to rent movies only from our stores. The program was implemented in February of 1999 and as of March 31, 1999, there were about 2.7 million people enrolled in the BLOCKBUSTER REWARDS program in the United States. In general, for a $9.95 fee, our customers can join the BLOCKBUSTER REWARDS program and earn free movie or video game rentals, exclusive promotional offers and other benefits. Some high volume renters are automatically enrolled as BLOCKBUSTER REWARDS Gold members which earns them additional benefits, such as additional free movie or video game rentals and the ability to reserve movies by telephone. We expect to implement versions of this program in Canada and Mexico by the end of September 1999.

    - BLOCKBUSTER GIFTCARDS. Our national point-of-sale system in the United States presents us with a unique opportunity for our customers to purchase stored value BLOCKBUSTER GIFTCARDS which can be redeemed at any of our stores nationwide. The BLOCKBUSTER GIFTCARD is a plastic prepaid card available in amounts ranging from $5 to $50. Some of the cards have attractive designs, such as movie images, and are marketed as "Limited Edition Cards." The BLOCKBUSTER GIFTCARDS are also currently available in Great Britain and Canada. For the year ended December 31, 1998, we sold $121 million of BLOCKBUSTER GIFTCARDS, which was a 16.9% increase in sales as compared to the year ended December 31, 1997.

    - CROSS-PROMOTIONAL MARKETING PROGRAMS. On an ongoing basis, since 1997, we have implemented cross-promotional marketing programs with other well-known companies such as Coca-Cola, Taco Bell, General Motors and Burger King. As a result of our participation in these programs, we benefit from marketing by our business partners which features our brand.

    - COMMUNITY SERVICE. We also sponsor and promote leadership events in many of the communities in which we operate. For example, as part of our "Community Service Videos" program, we provide free videocassettes in certain stores on subjects, such as breast cancer. We also offer annually our KIDPRINT program in most of our U.S. stores. Under this complimentary program, parents can have one of our staff members videotape their child's mannerisms, appearance and voice for emergency identification purposes.

INTERNET: WWW.BLOCKBUSTER.COM

    We have several Internet sites worldwide. The primary objective of our sites is to drive traffic to our video stores with content regarding promotions such as BLOCKBUSTER REWARDS. In addition, our U.S. Internet site also conducts electronic commerce and provides information about us and certain of the products that we offer in our stores. This site also offers previews of movies soon to be released in our stores. In addition, we sell on our U.S. Internet site videocassettes, DVDs, compact discs and BLOCKBUSTER GIFTCARDS. For a complete discussion of our online strategy, we refer you to "-- Growth Strategy -- Pursue New Technologies and Products."

    During the fourth quarter of 1999, we expect to introduce features to our U.S. Internet site that we expect will attract online users. Some of these features will include:

    - increased electronic commerce offerings and capabilities;

    - entertainment news and information;

    - increased site and search speed;

    - information about movies;

    - integrated promotions between our in-store and online businesses; and

    - suggestions of movies based upon a customer's evaluation of selected films.

SUPPLIERS

    The following is a description of the suppliers of our domestic company-operated stores and our franchised stores. Our international stores are supplied by a variety of suppliers.

    SUPPLIERS OF VIDEOCASSETTES AND DVDS

    COMPANY-OPERATED STORES. Our U.S. stores receive a substantial portion of their videocassettes under the revenue-sharing agreements. Most revenue-sharing agreements require that we accept for rental certain video titles and a certain number of copies of those video titles as determined by a negotiated formula. These revenue-sharing agreements generally have a two- to five-year term. We have already renewed one of the agreements with a studio and are currently engaged in negotiations with another studio to extend our agreement. For most of our revenue-sharing videocassettes, the major studios send the master videocassettes to a duplicator for copying and then they are shipped to our distribution center. In addition, we purchase sell-through movies, direct-to-video movies and movies sold at traditional wholesale prices, as well as DVDs, from major studios, independent studios and independent suppliers, generally pursuant to negotiated agreements.

    FRANCHISED STORES. We require each franchisee to comply with guidelines that set forth the minimum amount and selection of movies to be kept in its store's inventory. Franchisees typically obtain videocassettes and DVDs from their own suppliers. However, if we have purchased the exclusive distribution rights to a movie, the franchisee may obtain that movie from us. By the end of 1999, we expect to make our revenue-sharing agreements with the studios available to our U.S. franchisees, which will provide them with an option to increase their quantity and selection of movies.

    OTHER SUPPLIERS

    SUPPLIERS OF VIDEO GAMES. For our company-operated stores, we purchase video game software primarily from five suppliers: Sony; Nintendo; Midway; Acclaim; and Electronic Arts. These suppliers deliver the video game software and video game accessories to our distribution center. We then distribute the video game software and video game accessories to our stores. Franchisees are responsible for obtaining video games from their own suppliers.

    SUPPLIERS OF VCRS, DVD PLAYERS AND VIDEO GAME CONSOLES. In our company-operated stores, we purchase our VCRs primarily from Ingram Entertainment Incorporated, DVD players primarily from Phillips Electronics and video game consoles primarily from Phillips Sales and Nintendo. Franchisees are responsible for obtaining VCRs, DVD players and video game consoles from their own suppliers.

    SUPPLIERS OF FOOD AND BEVERAGES AND ACCESSORIES. Other than our specially branded microwave popcorn and accessories, which are distributed by our U.S. distribution center, suppliers distribute all of our snacks and beverages directly to our company-operated stores. Franchisees are responsible for obtaining snacks and beverages and accessories from their own suppliers.

DISTRIBUTION AND INVENTORY MANAGEMENT

    In the first quarter of 1998, we began operation of our new, state-of-the-art distribution center in McKinney, Texas, which is near our corporate headquarters. Our 850,000 square foot distribution center is a highly-automated, centralized facility which we use to restock products, repackage videocassettes and process returns, as well as provide for some office space. It supports all of our company-operated stores in the United States. As of March 31, 1999, we employed about 800 employees, excluding the office employees at the distribution center. Our distribution center operates six days a week, 24 hours a day.

    DISTRIBUTION. At our distribution center, we receive substantially all of our videocassettes and video games. We repackage the newly released videocassettes to make them suitable for rent for our stores, a process which had previously been done manually by our store employees before we built our distribution center. In addition, we repackage previously viewed tapes to make them available for sale. Our distribution center is also designed to be able to handle individual customer orders, which would be necessary if we decided to distribute our products sold on our U.S. Internet site directly to our customers. Currently, our Internet sales are distributed by independent distributors.

    We distributed about 86 million units of our products last year from our distribution center. About 34.5 million of those units were videocassettes repackaged for rental at our stores. The distribution center has allowed us to significantly decrease our distribution costs as compared to the costs we previously incurred using third-party distributors. While we currently process a high volume of products due to our successful implementation of our revenue-sharing agreements, we can support a significant increase in sales volume without significant additional investment. As we add more volume to our distribution center, we will be able to further take advantage of our cost efficiencies. The February 1999 issue of MODERN MATERIALS HANDLING, a leading trade publication, has recognized our distribution center for its "distribution excellence."

    We use a network of third-party warehouses for delivery to our stores. We ship our products to these warehouses located strategically throughout the United States, which in turn, deliver them to our stores. Franchisees generally obtain their products directly from suppliers, except for accessories, supplies and movies to which we have our exclusive distribution rights, which domestic franchisees receive from our distribution center. Distribution of our products to our stores in markets outside the United States is coordinated through our international offices.

    INVENTORY MANAGEMENT. Because we have a centralized distribution center, we are able to keep strict control over the amount and flow of our products at any given time. We scan all products as they enter, flow through and exit our distribution center.

    Once our products reach our stores, we focus on strict inventory control. Our sophisticated inventory management system is integrated with our point-of-sale system, which allows us to manage our inventory on a store-by-store basis. We allocate our products to our stores based on the transaction history of each store and we monitor our stores' in-stock positions. We also typically take physical inventory at each store on a monthly basis.

MANAGEMENT INFORMATION SYSTEMS

    We believe that the accurate and efficient management of purchasing, inventory and sales records is important to our future success. We maintain information, updated daily, regarding revenues, current and historical sales and rental activity, demographics of store customers and videocassette rental patterns. This information can be organized by store, region, state, country or for all operations.

    We maintain a satellite-based national point-of-sale system in the United States which is linked with a datacenter located in our distribution center. The point-of-sale system tracks all of our products distributed from the distribution center to each store using scanned bar code information. All rental and sales transactions are recorded by the point-of-sale system when scanned at the time of customer checkout. At the end of each day, the point-of-sale system transmits store data from operations to the datacenter and the customer transaction database by satellite.

    All of our company-operated stores (except in Ireland) and most of our franchisees use our point-of-sale system upon opening or conversion into a company-operated store. Within the next three years, we currently plan to update the computers and the software that run the point-of-sale system in order to decrease the overhead costs of each store and speed up the checkout process. We currently have a direct link via satellite with most of our domestic company-operated stores and by the end of 1999, our company-operated stores in Canada will also be linked via satellite. Also by the end of 1999, many of our domestic franchised stores will be linked via satellite.

    In addition, we have established processes for evaluating and managing the risks and costs that may arise as a result of year 2000 software failures. We are making necessary modifications to the identified software and we intend to complete them by August 1999. We do not anticipate that we will incur significant operating expenses or be required to invest heavily to improve our computer systems in order to be year 2000 compliant, and we do not anticipate that business operations will be disrupted. We refer you to "Risk Factors -- Risk Factors Relating to Our Business and Industry -- We May Be Adversely Affected if Our year 2000 Remediation Efforts Are Not Successful" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FRANCHISE OPERATIONS

    At March 31, 1999, our franchisees operated 640 stores in the United States and our franchisees and minority-operated joint ventures operated 421 stores internationally. Our franchisees generally are responsible for obtaining their own supplies and coordinating their own distribution system. In the future, however, we expect our U.S. franchisees to participate in our revenue-sharing agreements and, as a result, they would rely upon our distribution center to receive some portion of their videocassettes. Using our distribution center would allow our franchisees to share in the cost savings that our distribution center provides to us.

    Under our current U.S. franchising program, we enter into a development agreement and a franchise agreement with the franchisee. Pursuant to the terms of a typical development agreement, we grant the franchisee the right to develop one or a specified number of stores at an approved location or locations within a defined geographic area and within a specified time. We generally charge the franchisee a development fee in advance for each store to be developed during the term of the development agreement. The typical franchise agreement is a long-term agreement that governs the operations of the store. We generally require the franchisee to pay us a one-time franchise fee and continuing royalty fees, service fees and monthly payments for maintenance of the proprietary software. In addition, we provide optional product and support services to our franchisees for which we sometimes receive fees. We require our franchisees to contribute funds for national advertising and marketing programs and we also require that franchisees spend an additional amount for local advertising. Each franchisee has sole responsibility for all financial commitments relating to the development, opening and operation of its stores, including rent, utilities, payroll and other capital and incidental expenses. We employ people to inspect our franchised stores.

    We cannot assure you that our franchisees will be able to achieve profitability levels in their businesses sufficient to pay our franchise fees. Furthermore, we cannot assure you that we will be successful in marketing and selling new franchises or that any new franchisees will be able to obtain desirable locations and acceptable leases.

INTERNATIONAL OPERATIONS

    We are the leading international retailer of rentable home movies and video games. As a result, we believe we are well positioned to take advantage of the overall growth in the home video industry outside of the United States. As of March 31, 1999, we had 2,241 stores operating under "BLOCKBUSTER" and other names located throughout 26 markets outside of the United States. Of these stores, 42 of such stores were operated through our franchisees and/or joint ventures in which we own a minority interest.

    We have focused on seven priority markets outside of the United States. Based on the number of stores, our largest market is Great Britain. We began operations in Great Britain in 1989 and, through acquisitions, have grown to over 661 locations, including video vending machines, as of March 31, 1999. We began operations in Canada, our second largest market, in 1990 and have grown to 351 stores, as of March 31, 1999. In Ireland and Northern Ireland, our third largest market, we acquired Xtra-vision PLC in 1997 and continue to operate under the XTRA-VISION brand name due to its strong local brand awareness. As of March 31, 1999, we have 220 stores in Ireland and Northern Ireland. In addition, we began operations in Mexico in 1991, Australia in 1993, Spain in 1995 and
Taiwan in 1997. Based on      , as of December 31, 1998, we had the following
share of the home video rental market in these markets:

                                                OUR MARKET SHARE                          OUR SYSTEMWIDE REVENUE AS
                                                  FOR MOVIES IN       OUR SYSTEMWIDE                  A
                                                      EACH                REVENUE         PERCENT OF OUR SYSTEMWIDE
                                                  MARKET AS OF      FOR THE YEAR ENDED    NON-U.S. REVENUE FOR THE
                                                  DECEMBER 31,       DECEMBER 31, 1998              YEAR
COUNTRY                                               1998             (IN MILLIONS)       ENDED DECEMBER 31, 1998
----------------------------------------------  -----------------  ---------------------  -------------------------
Great Britain.................................               %          $     314.9                  32.1%
Canada........................................               %                201.5                  20.5%
Australia.....................................               %                 61.4                   6.3%
Ireland and Northern Ireland..................               %                 59.0                   6.0%
Mexico........................................               %                 40.7                   4.1%
Spain.........................................               %                 34.9                   3.6%
Taiwan........................................               %                 14.0                   1.4%

    For a complete listing of all of our operations outside of the United States, we refer you to the chart set forth in "-- Stores and Store Operations -- Store Locations."

    We maintain offices for each major region and most of the countries in which we operate in order to manage, among other things:

    - store development and operations;

    - marketing; and

    - the purchasing, supplying and distribution of each store's products.

COMPETITION

    We operate in a highly competitive environment. We primarily compete with other video stores and other retailers that rent or sell movies, such as (1) other local, regional and national video stores, (2) mass merchant retailers,
(3) supermarkets, pharmacies and convenience stores and (4) Internet sites. We believe that the principal competitive factors in competing with these retailers are convenience and visibility of store locations, quality, quantity and variety of titles, pricing and customer service. In addition to competing with these retailers, we compete with non-videocassette providers of home viewing entertainment, such as direct broadcast satellite, cable, digital terrestrial and network and syndicated television. We compete against the programming offered through these providers and in some cases pay-per-view movies. We also compete against new digital technologies, such as near-video-on-demand, video-on-demand and Divx and other technology. In certain markets, we compete against the illegal duplication and sales of movies and video games. In addition to all of the modes of competition discussed above, we compete for the general public's entertainment dollar and leisure time activities including with, among others, movie theaters, Internet-related activities, live theater and sporting events. We refer you to "Risk Factors -- Risk Factors Relating to Our Business and Industry -- Our Business May Be Materially Adversely Affected by New Technologies" and "-- We Operate in a Highly Competitive Environment" for a discussion of our most significant competitive risks.

PROPERTIES

    Our corporate headquarters are located at 1201 Elm Street, Dallas, Texas 75270 and consist of about 219,239 square feet of space leased pursuant to an agreement which expires on June 30, 2007. The distribution center is located at 3000 Redbud Blvd., McKinney, Texas 75069 and consists of about 850,000 square feet of space leased pursuant to an agreement which expires on December 31, 2012. We have set up our payroll and benefits center in Spartanburg, South Carolina.

    We have several main offices that manage our international operations. We have offices in: Uxbridge, England; Plantation, Florida; Toronto, Ontario; Melbourne, Australia; and Taipei, Taiwan. In addition, for most countries in which we operate a store, we maintain an office to coordinate our operations within that country.

    We lease substantially all of our existing store sites (including buildings and improvements). These leases generally have a term of five to ten years and provide options to renew for between ten and 15 additional years. We expect that most future stores will also occupy leased properties.

INTELLECTUAL PROPERTY

    We own a number of trademarks, trade names and service marks including, among others, BLOCKBUSTER, BLOCKBUSTER VIDEO, BLOCKBUSTER FAVORITES, BLOCKBUSTER GIFTCARD, BLOCKBUSTER GIFTCARDS, BLOCKBUSTER REWARDS, BLOCKBUSTER ENTERTAINMENT AWARDS, KIDPRINT, BLOCKBUSTER MUSIC, XTRA-VISION and the blue and yellow ticket stub and the blue and yellow awning outside our stores. In addition, we own the rights to the "blockbuster.com" Internet domain name. We consider our intellectual property rights to be among our most valuable assets.

LEGAL PROCEEDINGS

    We are subject to certain legal proceedings in the course of conducting our business, including our business as a franchisor. However, we believe that such proceedings are not likely to result in judgments that will have a material adverse effect on our business.

SEASONALITY

    There is a distinct seasonal pattern to the home video business with peak rental periods tending to coincide with school vacation patterns such as summer, spring break and holidays. Conversely, our business generally experiences revenue declines in April and May, due in part to improved weather and Daylight

Savings Time, and in September and October due in part to the start of school and the introduction of new television programs. As we expand into new markets and geographic locations we may experience additional seasonal trends that would create fluctuations in operating results.

REGULATION

    DOMESTIC REGULATION

    We are subject to various federal, state and local laws that govern the access and use of our video stores by disabled people and the disclosure and retention of video rental records. We also must comply with various regulations affecting our business, including state and local advertising, consumer protection, credit protection, licensing, zoning, land use, construction, environmental and labor and employment regulations.

    We are also subject to the Federal Trade Commission's Trade Regulation Rule entitled "Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures" and state laws and regulations that govern (1) the offer and sale of franchises and (2) franchise relationships. If we want to offer and sell a franchise, we are required by the rule mentioned above to furnish each prospective franchisee a current franchise offering circular prior to the offer or sale of a franchise. In addition, a number of states require that we, as franchisors, comply with that state's registration or filing requirements prior to offering or selling a franchise in the state and to provide a prospective franchisee with a current franchise offering circular complying with the state's laws, prior to the offer or sale of the franchise. Although we cannot make any assurances, we intend to maintain a franchise offering circular that complies with all applicable federal and state franchise sales and other applicable laws. However, if we are unable to comply with federal franchise sales and disclosure laws and regulations, we will be unable to offer and sell franchises anywhere in the United States. In addition, if we are unable to comply with the franchise sales and disclosure laws and regulations of any state that regulates the offer and sale of franchises, we will be unable to offer and sell franchises in such state.

    We are required to update our franchise offering circular annually, as well as to amend it during the course of the year, to reflect material changes regarding our franchise offering and to comply with changes in disclosure requirements. The occurrence of any such material changes may, from time to time, require us to stop offering and selling franchises until our franchise offering circular is updated and amended. We cannot assure you that our franchising program will not be adversely affected because compliance with applicable law necessitates that we cease offering and selling franchises in certain states until our franchise offering circular is revised, updated and approved by the applicable authorities, or because of our failure or inability to comply with existing or future franchise sales and disclosure laws.

    We are also subject to a number of state laws and regulations that regulate certain substantive aspects of the franchisor-franchisee relationship, including:

    - those governing the termination or non-renewal of a franchise agreement (such as requirements that "good cause" exist as a basis for such termination and that a franchisee be given advance notice of, and a right to cure, a default prior to termination);

    - requirements that the franchisor deal with its franchisees in good faith;

    - prohibitions against interference with the right of free association among franchisees; and

    - those regulating discrimination among franchisees in charges, royalties or fees.

    Compliance with federal and state franchise laws is costly and time-consuming, and we cannot assure you that we will not encounter difficulties or delays in this area or that it will not require significant capital for franchising activities.

    INTERNATIONAL REGULATION

    We are subject to various international laws that govern the disclosure and retention of video rental records. For example, the laws pertaining to the use of the customer database in certain markets outside of the United States are more restrictive than the relevant laws in the United States.

    We must comply with various regulations affecting our business, including advertising, consumer protection, credit protection, franchising, licensing, zoning, land use, construction, environmental, labor and employment regulations.

    Similar to the United States, some foreign countries have franchise registration and disclosure laws affecting the offer and sale of franchises within their borders and to their citizens. They are not often as extensive and onerous as laws and regulations applicable in the United States. However, like the United States, failure to comply with such laws could limit or preclude our ability to expand through franchising in those countries.

EMPLOYEES

    As of March 31, 1999, we employed about 82,400 persons, including about 61,200 persons employed within the United States and about 21,200 persons employed outside of the United States. Within the United States, about 59,000 were employed in domestic company-operated stores and 2,200 were employed in various other operations, including our corporate, administrative and distribution functions. Of the total number of U.S. employees, about 16,800 were full-time and 44,400 were part-time. We believe that our employee relations are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is information concerning our current directors and executive officers. There are no family relationships among any directors or officers. The ages listed below are as of April 30, 1999.

NAME                                                      AGE                            POSITION
----------------------------------------------------  -----------  ----------------------------------------------------
John F. Antioco.....................................          49   Chairman of the Board of Directors, President and
                                                                   Chief Executive Officer
Mark T. Gilman......................................          35   Executive Vice President, Real Estate, Franchising
                                                                   and New Business Development
James Notarnicola...................................          47   Executive Vice President, Chief Marketing Officer
Gary J. Peterson....................................          48   Executive Vice President, Chief Operations Officer
Alva J. Phillips....................................          54   Executive Vice President, Chief Information Officer
Michael K. Roemer...................................          50   Executive Vice President, Domestic Video Operations
Edward B. Stead.....................................          52   Executive Vice President, General Counsel and
                                                                   Secretary
Nigel Travis........................................          49   Executive Vice President and President, Worldwide
                                                                   Retail Operations
Dean M. Wilson......................................          41   Executive Vice President, Merchandising
Larry J. Zine.......................................          44   Executive Vice President, Chief Financial Officer
Philippe P. Dauman..................................          45   Director
Thomas E. Dooley....................................          42   Director
Sumner M. Redstone..................................          75   Director

    JOHN F. ANTIOCO has served as our chairman of the board of directors, president and chief executive officer since 1997. From 1996 until 1997, Mr. Antioco served as president and chief executive officer for Taco Bell Corporation. Mr. Antioco served as chairman of the board of directors of The Circle K Corporation, an operator of convenience stores, from 1995 until 1996, and as its president and chief executive officer from 1993 until 1996. Mr. Antioco joined Circle K as chief operating officer in 1991. Mr. Antioco serves as chairman of the board of directors of Main Street & Main Inc. and as a director for CSK Auto Corporation.

    MARK T. GILMAN has served as our executive vice president, real estate, franchising and new business development since 1997 and served as our senior vice president, strategic systems from 1996 until 1997. Prior to joining us, during 1996, Mr. Gilman served as senior vice president, development, for Hollywood Entertainment Corporation, a national retail video chain, where he was responsible for domestic development and construction. From 1994 until 1996, Mr. Gilman served as director of operations development for Wal-Mart Corporation, where he was responsible for developing real estate and merchandising systems.

    JAMES NOTARNICOLA has served as our executive vice president, chief marketing officer since June 1998 and served as our executive vice president, marketing and administration from 1997 until 1998. From 1978 until 1997, Mr. Notarnicola served in many capacities at 7-Eleven Inc. (formerly known as The Southland

Corporation), including vice president of marketing from 1995 until 1997 and general manager of advertising and promotion from 1990 until 1995.

    GARY J. PETERSON has served as our executive vice president, chief operations officer since 1998 and served as our executive vice president, distribution and information systems from 1996 until 1998. From 1993 until 1996, Mr. Peterson served as chief operating officer for Southeast Frozen Foods, where he oversaw all operations of the frozen food wholesaler/distributor. Mr. Peterson has also served as senior vice president of operations services for Thrifty Drug Stores.

    ALVA J. PHILLIPS has served as our executive vice president, chief information officer since 1997 and served as our senior vice president of information services from 1995 until 1997. From 1993 until 1995, Mr. Phillips was employed by Integrated Systems Solutions Corporation, a wholly-owned subsidiary of International Business Machines Corporation, where he served as project manager for the Eckerd Corporation account and oversaw, among other matters, the development and implementation of a satellite based store communications system. From 1988 until 1993, Mr. Phillips served as senior vice president of management information services for Rite Aid, where he was responsible for developing in-store pharmacy, merchandising and distribution systems to support the company's 2,600 store locations.

    MICHAEL K. ROEMER has served as our executive vice president, domestic video operations since 1998 and served as our senior vice president, domestic video operations from 1997 until 1998. From 1995 until 1997, Mr. Roemer served as an independent consultant for major companies such as Frito Lay, where he assisted with new product development, distribution and business process planning. Prior to consulting, Mr. Roemer worked at 7-Eleven Inc. from 1966 to 1995. From 1993 until 1995, in his capacity as senior vice president of merchandising for 7-Eleven, Mr. Roemer oversaw merchandising operations of 7-Eleven stores in the United States and Canada.

    EDWARD B. STEAD has served as our executive vice president and general counsel since 1997, as well as our secretary since 1999. From 1988 until 1996, Mr. Stead served in the following capacities with Apple Computer, Inc., including, vice president and general counsel from 1989 until 1995, vice president, general counsel and secretary from 1993 until 1995, and senior vice president, general counsel and secretary from 1995 to 1996. Prior to joining Apple, Mr. Stead served as senior vice president, general counsel and secretary of Cullinet Software, Inc. Mr. Stead also served as a member of the legal advisory board of the National Association of Securities Dealers from 1993 until 1997 and has been a member of the American Law Institute since 1996.

    NIGEL TRAVIS has served as our executive vice president and president, worldwide retail operations, since 1998 and served as our president, international operations, from 1997 until 1998. From 1994 until 1997, Mr. Travis served in various other capacities for us, including senior vice president, Europe. Prior to joining us, Mr. Travis served as senior vice president and managing director, Europe, the Middle East and Africa for Burger King Corporation. Mr. Travis, a British national, serves as a senior, non-executive director of Limelight PLC in the United Kingdom.

    DEAN M. WILSON has served as our executive vice president, merchandising, since 1998. From 1995 until 1998, Mr. Wilson held a number of positions with us, including senior vice president-general merchandising manager, vice president-product retail and director of product management international. Prior to joining us, from 1990 until 1995, Mr. Wilson served as divisional merchandise manager of video for Trans World Entertainment, a music and video retailer. Mr. Wilson began his retail career in the executive training program with May Company.

    LARRY J. ZINE has served as our executive vice president, chief financial officer since 1999. From 1996 until 1999, Mr. Zine served as chief financial officer for Petro Stopping Centers, L.P., where he was responsible for all operations. During 1999, Mr. Zine also served as president of Petro. From 1981 until 1996, Mr. Zine worked for The Circle K Corporation, an operator of convenience stores, and was named executive vice president and chief financial officer in 1988.

    PHILIPPE P. DAUMAN was elected as one of our directors in January 1995. Mr. Dauman has been deputy chairman of Viacom since January 1996 and its executive vice president since 1994. From 1993 until 1998, Mr. Dauman also served as general counsel and secretary of Viacom. Mr. Dauman is a director of National Amusements, Inc., Spelling Entertainment Group Inc. and Lafarge Corporation.

    THOMAS E. DOOLEY was elected as one of our directors in May 1999. Mr. Dooley has been deputy chairman of Viacom since 1996 and its executive vice president since 1994. From 1992 until 1994, Mr. Dooley served as senior vice president, corporate development of Viacom. Mr. Dooley is a director of Spelling Entertainment Group Inc.

    SUMNER M. REDSTONE was elected as one of our directors in May 1999. Mr. Redstone has been the chairman of the board of Viacom since 1987 and its chief executive officer since 1996. Mr. Redstone has served as chairman of the board of National Amusements, Inc. since 1986 and its president and chief executive officer since 1967. Mr. Redstone is chairman of the board of Spelling Entertainment Group Inc.

COMPOSITION OF OUR BOARD OF DIRECTORS

    Our board of directors currently has four members, three of whom are currently executive officers and directors of Viacom (Messrs. Sumner M. Redstone, Philippe P. Dauman and Thomas E. Dooley). We expect to add two outside directors prior to the completion of this offering. Our board of directors will be divided into three classes serving staggered terms. Directors in each class will be elected to serve for three year terms and until their successors are elected or qualified. Each year, the directors of one class will stand for
election as their terms of office expire.      will be designated as Class I
directors, with their terms of office expiring in 2000;      will be designated
as Class II directors, with their terms of office expiring in 2001;      will be
designated as Class III directors, with their terms expiring in 2002. The three directors who are currently executive officers and directors of Viacom have advised us that they will resign from our board of directors following the completion of the split-off.

COMMITTEES OF OUR BOARD OF DIRECTORS

    Our board of directors has appointed an audit committee and a compensation committee and will appoint a senior executive compensation committee prior to this offering.

    AUDIT COMMITTEE. The functions of the audit committee, which will consist of the two outside directors, will include:

    - reviewing with the independent accountants the plans and results of the annual audit;

    - approving the audit and non-audit services by such independent accountants;

    - reviewing the scope and results of our internal auditing procedures;

    - reviewing the adequacy of our system of internal accounting controls; and

    - reviewing the annual financial statements prepared for release to our stockholders and the public.

    COMPENSATION COMMITTEE. The compensation committee currently consists of Messrs. Sumner M. Redstone, Philippe P. Dauman and Thomas E. Dooley and will include the two outside directors. Except with respect to matters entrusted to the senior executive compensation committee, the functions of the compensation committee include:

    - reviewing our general compensation strategy;

    - reviewing the terms of employment agreements for executives earning over a specified amount; and

    - administering our compensation and benefit plans, other than our stock option plan and senior executive short-term incentive plan.

    SENIOR EXECUTIVE COMPENSATION COMMITTEE. The functions of the senior executive compensation committee, which will consist of the two outside directors, will include:

    - reviewing and approving compensation for executives if their compensation is, or may become, subject to Section 162(m) of the Internal Revenue Code, including the terms of employment agreements for such executives;

    - administering our senior executive short-term incentive plan, determining the executives who will participate in the plan, establishing performance targets and determining specific bonuses for the participants; and

    - administering our stock option plan and approving individual stock option grants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

COMPENSATION OF OUR DIRECTORS

    Our directors who do not serve as officers or employees for us or Viacom and have no member of their immediate family who serve as officers or employees for us or Viacom are called outside directors and are entitled to receive directors' fees and are eligible to participate in our deferred compensation plan described below.

    DIRECTORS' FEES.  Outside directors will receive the following fees:

    - a quarterly retainer of $     for membership on our board of directors;

    - a per meeting attendance fee of $     for each meeting of the board of
      directors and for each meeting of the audit committee or compensation committee; and

    - a $     annual retainer fee for the chairman of the audit committee and for the chairman of the compensation committee.

No additional fees or retainers are paid for attendance at meetings of the senior executive compensation committee held on the same day on which a meeting of the compensation committee is held or for the chairman of the senior executive compensation committee.

    DEFERRED COMPENSATION PLAN. Outside directors may defer payment of their retainer and attendance fees pursuant to our unfunded deferred compensation plan; amounts deferred will be deemed invested in the number of stock units equal to the number of shares of class A common stock such amounts would purchase when deferred. Payment will be made in a lump sum or in three or five annual installments starting after the director terminates service with the board, with the value of the stock units determined by reference to the fair market value of the class A common stock at that time and, in the case of installment payments, credited with interest.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    No present officer, director or director nominee currently owns any shares of our common stock, all of which are currently owned by Viacom (other than Mr. Redstone to whom beneficial ownership of these shares is attributed). The following table sets forth the number of shares of each class of Viacom's common stock beneficially owned on December 31, 1998, by each of our directors, director nominees, the executive officers named in the summary compensation table below and all of our directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities.

                                                                                                SHARES
                                                                                             BENEFICIALLY     PERCENT
NAME                                                                                             OWNED       OF CLASS
-------------------------------------------------------------------------------------------  -------------  -----------

TREATMENT OF OUTSTANDING STOCK OPTIONS

COMPENSATION OF OUR EXECUTIVE OFFICERS

    SUMMARY COMPENSATION TABLE. The following summary compensation table sets forth certain information regarding compensation for fiscal 1998 paid to our chief executive officer and each of our four other most highly compensated executive officers who were serving as such on December 31, 1998.

                                                                                                      LONG-TERM
                                                                                                    COMPENSATION
                                                              ANNUAL COMPENSATION                      AWARDS
                                               -------------------------------------------------  -----------------
                                                                                   OTHER             RESTRICTED
                                                                                  ANNUAL                STOCK
                                                  SALARY         BONUS         COMPENSATION           AWARD(S)
NAME AND PRINCIPAL POSITION           YEAR          ($)         ($)(1)            ($)(2)                 ($)
----------------------------------  ---------     ------      -----------  ---------------------  -----------------
John F. Antioco...................       1998                           (4)
  Chairman of the Board, President
  and Chief Executive Officer
                                         1998
                                         1998
                                         1998
                                         1998


                                       SECURITIES               ALL
                                       UNDERLYING              OTHER
                                         OPTIONS           COMPENSATION
NAME AND PRINCIPAL POSITION              (#)(3)                 ($)
----------------------------------  -----------------  ---------------------
John F. Antioco...................                                    (5)
  Chairman of the Board, President
  and Chief Executive Officer
                                                                      (6)
                                                                      (6)
                                                                      (6)
                                                                      (6)

------------------------

 (1) This reflects bonus earned during fiscal 1998. In some instances, we paid all or a portion of the bonus during the next fiscal year.

 (2) In accordance with the rules of the SEC, we have omitted amounts totaling less than $50,000.

 (3) This reflects options to acquire shares of Viacom's class B common stock. All figures in this column reflect an adjustment for Viacom's two-for-one common stock split in March 1999.

 (4) $         of Mr. Antioco's 1998 bonus amount represents the 1998
     installment of his sign-on bonus.

 (5) This consists of our contributions to Viacom's 401(k) Plan.

 (6) This consists of our contributions to Viacom's 401(k) and Excess 401(k) Plans.

    OPTIONS GRANTS DURING 1998 FISCAL YEAR. The following table provides information related to options to purchase Viacom's class B common stock granted during fiscal 1998 to the executive officers named in the summary compensation table above.

                                                                        INDIVIDUAL GRANTS
                                      --------------------------------------------------------------------------------------
                                            NUMBER OF             % OF TOTAL
                                           SECURITIES               OPTIONS            EXERCISE
                                           UNDERLYING             GRANTED TO            OR BASE
                                             OPTIONS             EMPLOYEES IN            PRICE
NAME                                      GRANTED(#)(1)         FISCAL YEAR(2)         ($/SH)(3)         EXPIRATION DATE
------------------------------------  ---------------------  ---------------------  ---------------  -----------------------

John F. Antioco.....................                 (5)

                                                     (5)

                                                     (5)

                                                     (5)

                                            GRANT DATE
NAME                                     PRESENT VALUE(4)
------------------------------------  -----------------------
John F. Antioco.....................

------------------------

 (1) All share numbers have been adjusted to reflect Viacom's two-for-one common stock split that was effected in the form of a stock dividend in March 1999.

 (2) Reflects percentage of total grants to all employees of Viacom. Percentage of total grants to all of our employees were as follows:

 (3) Exercise prices which were originally equal to the fair market value of the Viacom's class B common stock on the date of grant have been adjusted to reflect Viacom's two-for-one common stock split that was effected in the form of a stock dividend in March 1999.

 (4) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes option pricing model. The grant date values presented in the table were determined using the following assumptions without adjustment for non-transferability or risk of forfeiture:

Expected volatility..............................................................
Risk-free rate of return.........................................................
Dividend yield...................................................................
Expected term....................................................................

 (5) The options become exercisable with respect to one-third of the shares covered thereby on each of August 20, 2000, 2001 and 2002.

    OPTION EXERCISES DURING 1998 FISCAL YEAR AND FISCAL YEAR END OPTION VALUES. The following table provides information related to:

    - options to purchase Viacom's common stock exercised during fiscal 1998 by the executive officers named in the summary compensation table above; and

    - the number and value of options to purchase Viacom's class B common stock held at fiscal year end by such executive officers.

                                                                                    NUMBER OF SECURITIES
                                                                                   UNDERLYING UNEXERCISED
                                                                                        OPTIONS/SARS
                                       SHARES                                       AT FY-END (#)(1)(2)
                                     ACQUIRED ON             VALUE        ----------------------------------------
NAME                               EXERCISE(#)(2)         REALIZED($)        EXERCISABLE         UNEXERCISABLE
------------------------------  ---------------------  -----------------  -----------------  ---------------------

John F. Antioco...............

                                          VALUE OF UNEXERCISED
                                              IN-THE-MONEY
                                              OPTIONS/SARS
                                              AT FY-END($)
                                ----------------------------------------
NAME                               EXERCISABLE         UNEXERCISABLE
------------------------------  -----------------  ---------------------
John F. Antioco...............

------------------------

 (1) This reflects options to acquire Viacom's class B common stock.

 (2) Figures in these columns reflect an adjustment for Viacom's two-for-one common stock split effected in March 1999.

PENSION PLANS

    DEFINED BENEFIT PENSION PLAN. We and certain of our subsidiaries participate in a non-contributory defined benefit pension plan and an excess pension plan for certain highly compensated employees, both sponsored by Viacom. Our employees became eligible to participate in these plans effective January 1, 1996, with credit for past service on and after September 29, 1994 for eligibility and vesting purposes. An eligible employee will receive a benefit at retirement that is based upon the employee's number of years of benefit service and average annual compensation (salary and bonus) for the highest 60 consecutive months out of the final 120 months immediately preceding retirement. Under the terms of the excess pension plan, such compensation is limited to the greater of base salary as of December 31, 1995 and $750,000. The benefits under Viacom's excess pension plan are not subject to the Internal Revenue Code provisions that limit the compensation used to determine benefits and the amount of annual benefits payable under Viacom's pension plans. At this time, we do not intend to sponsor a defined benefit plan following the split-off, but expect that our employees will continue to participate in Viacom's plans until that time.

    It is anticipated that Viacom will retain the accrued liability for benefits under these plans for our employees. The following table illustrates, for representative average annual pensionable compensation and years of benefit service classifications, the annual retirement benefit that would be payable to employees under both the non-contributory defined benefit pension plan and the excess pension plan if they retired in 1998 at age 65, based on the straight-life annuity form of benefit payment and not subject to deduction or offset.

                               PENSION PLAN TABLE

                                                                     YEARS OF SERVICE
                                          ----------------------------------------------------------------------
REMUNERATION                                  5           10          15          20          25          30
----------------------------------------  ----------  ----------  ----------  ----------  ----------  ----------

$150,000................................      12,347      24,694  $   37,041  $   49,387  $   61,734  $   74,081

 300,000................................      25,472      50,944      76,416     101,887     127,359     152,831

 450,000................................      38,597      77,193     115,791     154,387     192,984     231,581

 600,000................................      51,722     103,444     155,166     206,887     258,609     310,331

 750,000................................      64,847     129,694     194,541     259,387     324,234     389,081

 900,000................................      77,972     155,944     233,916     311,887     389,859     467,831

    The number of years of benefit service that have been credited, as of
December 31, 1998, for Messrs. Antioco,       ,       ,       and       are 6
months,       ,       ,       and       .

EMPLOYMENT AGREEMENTS

1999 LONG-TERM MANAGEMENT INCENTIVE PLAN

    In connection with the offering, we have adopted our 1999 Long-Term Management Incentive Plan.

    GENERAL DESCRIPTION OF THE PLAN

    The following description of the material features of the plan is qualified in its entirety by the full text of the plan which is filed as an exhibit to the registration statement. The plan provides for grants of stock options to purchase shares of class A common stock, stock appreciation rights, restricted shares of class A common stock, restricted share units and phantom shares, the
terms and conditions of which are described in more detail below. About   of our
key employees are eligible for grants under the plan. Compensation relating to awards under the plan is generally intended to qualify as "qualified performance-based compensation" which is excluded from the $1,000,000 limit on deductible compensation set forth in Section 162(m) of the Internal Revenue Code.

    The maximum aggregate number of shares of class A common stock that may be granted under the plan (whether reserved for issuance upon grants of stock
options or stock appreciation rights or granted as restricted shares) is   .
Shares of class A common stock covered by expired or terminated stock options, stock appreciation rights and restricted shares that are forfeited under the terms of the plan or stock appreciation rights or restricted share units that are exercised for cash will not be counted in applying such limit on grants under the plan. The maximum aggregate number of (i) shares of class A common stock that may be granted subject to the stock options or stock appreciation rights or granted as restricted shares or restricted share units and (ii) phantom shares that may be granted to any executive during the ten-year period
that the plan will remain in effect is      . Grants under the plan are
authorized by the senior executive compensation committee (discussed below) in its sole discretion. For this reason it is not possible to determine the benefits or amounts that will be received by any particular employees or group of employees in the future.

    ADMINISTRATION

    The plan will be administered by the senior executive compensation committee or such other committee as our board of directors shall determine, which selects from among the group of eligible employees, those who will become participants and receive grants under the plan. The committee will be comprised of at least two directors, each of whom must be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

    STOCK OPTIONS

    Stock options can be either incentive stock options or options that do not qualify as incentive stock options for federal income tax purposes, called non-qualified stock options, as determined by the committee.

    Subject to certain limits described below, the committee determines the number of stock options granted, the exercise price of the stock options, the vesting schedule applicable to such stock options, the period during which they can be exercised and any applicable performance goal requirements. The per share exercise price of incentive stock options cannot be less than 100% (110% in the case of a 10% stockholder) of the fair market value on the date of grant of a share of class A common stock. No stock option can be exercised more than ten years after the date of grant. The exercise price of a stock option must be paid in full at the time of exercise in cash or, in the discretion of the committee, in shares of class A common stock (or other company securities designated by the committee) or in a combination of cash and shares (or such other securities).

    If the participant's employment terminates for any reason other than death, permanent disability or for "cause," his stock options may be exercised to the extent exercisable on the date of termination, for six months after the date of such termination (or such longer period, not in excess of two years from the date of grant, as may be determined by the committee) but not beyond the expiration date of such stock option. In the event of a participant's death, his stock options may be exercised to the extent exercisable at the date of death by the person who acquired the right to exercise such stock options by will or the laws of the descent and distribution or permitted transfer for one year after such death (or such longer period as may, in a special case, be fixed by the committee) but not beyond the expiration date of such stock options. In the event of a participant's permanent disability, he may exercise his stock options to the extent exercisable at the onset of such disability for one year after such date (or such longer period, not in excess of two years after such date, as may be determined by the committee) but not beyond the expiration date of such stock options. If a participant's employment is terminated for "cause", then, unless the committee determines otherwise, all stock options, whether or not then vested, will be forfeited by the participant effective as of the date of such termination.

    STOCK APPRECIATION RIGHTS

    The committee may grant stock appreciation rights under the plan only in tandem with stock options, either at the time of grant or by amendment at any time prior to the exercise, expiration or termination of such stock options. Each stock appreciation right entitles the holder to surrender the related stock option in lieu of exercise for an amount equal to the excess of the fair market value of a share of class A common stock subject to the stock option over the exercise price of such stock option. This amount will be paid in cash or, in the discretion of the committee, in shares of class A common stock (or other company securities designated by the committee) or in a combination of cash and shares (or such other securities). No stock appreciation right can be exercised unless the related stock option is then exercisable.

    RESTRICTED SHARES AND RESTRICTED SHARE UNITS

    Any restricted shares granted under the plan will be subject to a vesting schedule established by the committee. The committee may, in its discretion, accelerate the dates on which restricted shares vest. Stock certificates representing the number of restricted shares granted to a participant will be registered in the participant's name as of the date of grant but remain held by the company. The participant will have all rights as a holder of such shares of class A common stock except that:

    (1) the participant will not be entitled to delivery of such certificates until the shares represented thereby have vested;

    (2) the restricted shares cannot be sold, transferred, assigned, pledged or otherwise encumbered or disposed of until such shares have vested; and

    (3) if the participant's employment terminates for any reason or, in the event of the participant's death or permanent disability, the restricted shares will be forfeited as of the date of such event (unless, in a special case, the committee determines otherwise with respect to some or all of the unvested restricted shares).

        In addition to restricted shares, the committee may grant restricted share units, subject to terms and conditions as established by the committee.

    PHANTOM SHARES

    The value of any phantom shares granted under the plan will be determined by reference to the fair market value of a share of class A common stock and cash payments are made with respect to such phantom shares based, subject to any applicable limit on the maximum amount payable, on any increase in value ("appreciation value") determined as of certain valuation dates over their "initial value." The plan empowers the committee to determine the initial value of the phantom shares as of the date of grant. The plan further empowers the committee to determine the valuation dates (not later than the eighth anniversary of the date of grant) applicable to a grant of phantom shares, the period during which the phantom shares vest and any limit on the maximum amount of appreciation value payable for the phantom shares.

    If a participant's employment terminates for any reason other than for "cause" or, in the event of the participant's death or permanent disability, then, unless the committee determines otherwise, the cash payments for such participant's phantom shares will be the lesser of the appreciation value determined as of the date of such termination or event or as of the originally scheduled valuation dates and such payments will be made after the originally scheduled valuation dates. All rights with respect to phantom shares that are not vested as of the date of such termination or event, as the case may be, will be relinquished by the participant. If a participant's employment is terminated for "cause," all phantom shares, whether or not vested, will be forfeited by the participant.

    ADJUSTMENTS

    In the event of a merger, consolidation, stock split, dividend, distribution, combination, reclassification or recapitalization that changes the character or amount of the class A common stock, the committee will make such adjustments as it deems appropriate to the number of shares of class A common stock subject to any stock options or stock appreciation rights or the number of restricted shares, restricted share units or phantom shares granted to each participant, the exercise price of any outstanding stock options or stock appreciation rights or the "initial value" of any outstanding phantom shares, and the maximum number of shares of class A common stock that may be granted under the plan or the aggregate number of shares that may be granted to any participant.

    TRANSFER RESTRICTIONS, ETC.

    The rights of a participant with respect to the stock options, stock appreciation rights, restricted shares or phantom shares granted under the plan are not transferable by the participant other than by will or the laws of descent and distribution. Except as described above, no grant under the plan entitles a participant to any rights of a holder of shares of class A common stock, nor will any grant be construed as giving any employee a right to continued employment with us.

    AMENDMENT AND TERM OF THE PLAN

    The plan may be terminated and may be altered, amended, suspended or terminated at any time, in whole or in part, by our board of directors; PROVIDED, HOWEVER, that (1) no alteration or amendment will be effective without stockholder approval if such approval is required by law or under the rules of the New York Stock Exchange, the Nasdaq National Market or any stock exchange on which our common stock is listed and (2) no such termination, suspension, alteration or amendment may adversely alter or affect the terms of any then outstanding options previously granted without the consent of the affected optionee.

    GRANTS AS OF THIS OFFERING

SENIOR EXECUTIVE SHORT-TERM INCENTIVE PLAN

    In connection with the offering, we have adopted our Senior Executive Short-Term Incentive Plan.

    GENERAL DESCRIPTION OF THE PLAN

    The following description of the material features of the plan is qualified in its entirety by the full text of the plan which is filed as an exhibit to the registration statement. The plan provides objective performance-based annual bonuses for selected senior executives of Blockbuster, subject to a maximum limit, as described in more detail below. Amounts paid under the plan are intended to qualify as "qualified performance-based compensation" which is excluded from the $1,000,000 limit on deductible compensation set forth in
Section 162(m) of the Internal Revenue Code. Awards under the plan are determined by the senior executive compensation committee.

    ADMINISTRATION

    The plan is administered by the senior executive compensation committee, which is authorized to approve awards to selected executive officers at the level of Executive Vice President or above. The committee that administers the plan must be comprised of at least two directors, each of whom must be an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

    AWARDS

    The committee establishes performance criteria and target awards for each participant for each fiscal calendar year not later than 90 days after the beginning of the year or, for the fiscal period beginning upon the completion of the offering, before 25% of such period has elapsed. The performance criteria relate to our operating income, net earnings and/or cash flow. "Operating income" is defined as revenues less operating expenses (other than depreciation, amortization and non-recurring charges); "net earnings" is defined as earnings from continuing operations; and "cash flow" is defined as operating income less cash capital expenditures and increases or decreases in working capital and in other balance sheet investments.

    Shortly after the end of each performance period, the committee certifies whether the performance criteria have been achieved; subject to the committee's right, in its sole discretion, to reduce the amount of the award to any participant to reflect the committee's assessment of the participant's individual performance or for any other reason. These awards are payable in cash as soon as practicable thereafter.

    To receive payment of an award, the participant must have remained in the continuous employ of Blockbuster through the end of the applicable performance period. If Blockbuster terminates a participant's employment for any reason other than for "cause" or if a participant becomes "permanently disabled" or dies during a performance period, the participant or his estate shall be awarded, unless his employment agreement provides otherwise, a pro rata portion of the award for such performance period, subject to the committee's right, in its sole discretion, to reduce the amount of such award to reflect the committee's assessment of the participant's individual performance prior to the termination of the participant's employment, the participant's becoming permanently disabled or the participant's death, as the case may be, or for any other reason.

    MAXIMUM ANNUAL AWARD

    The plan provides that the maximum annual award to any participant for any calendar year is determined by multiplying such participant's "salary" in effect
on          by eight. "Salary" is defined as the sum of (1) the participant's
base salary on          , and (2) the minimum stated amount of any annual
compensation for such year deferred pursuant to the participant's employment agreement in effect
on          until no earlier than the year after the participant ceases to be a executive officer of our company. The plan provides that, in the case of any
participant hired after          , the participant's "salary" for this purpose
would be the sum of (x) the participant's base salary on the date of hire, and
(y) an amount equal to the annual rate of any compensation for the year of hire deferred pursuant to this employment agreement in effect on the date of hire until no earlier than the year after the participant ceases to be an executive officer of our company; PROVIDED, that the "salary" for any participant hired
after   shall not exceed 1.5 times the highest "salary" on          of any
current participant in the plan. The current salaries of the named executive officers are disclosed under "-- Employment Agreements" above.

    ADJUSTMENTS

    In the event that, during a performance period, any recapitalization, reorganization, merger, acquisition, divestiture, consolidation, spin-off, combination, liquidation, dissolution, sale of assets or other similar corporate transaction or event, or any extraordinary event, or any other event which distorts the applicable performance criteria occurs involving us or one of our subsidiaries, the committee will adjust or modify, in its sole discretion, the calculation of operating income, net earnings and/or cash flow, or the applicable performance goals, to the extent necessary to prevent reduction or enlargement of participants' awards for such performance period attributable to such transaction or event.

    TRANSFER RESTRICTIONS, ETC.

    The rights of a participant with respect to awards under the plan are not transferable by the participant other than by will or the laws of descent and distribution. No award under the plan will be construed as giving any employee a right to continued employment with our company.

    AMENDMENT

    The board of directors may at any time alter, amend, suspend or terminate the plan in whole or in part; PROVIDED, HOWEVER, that no alteration or amendment will be effective without stockholder approval if such approval is required by law.

                        AGREEMENTS BETWEEN VIACOM AND US

    We have set forth below a summary description of the material agreements between Viacom and us (1) relating to this offering and the split-off and (2) relating to other matters not concerning this offering or the split-off. These descriptions, which summarize the material terms of such agreements, do not purport to be complete and are qualified in its entirety by reference to the full text of such agreements. Certain of these agreements have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

  AGREEMENTS BETWEEN VIACOM AND US RELATING TO THIS OFFERING OR THE SPLIT-OFF

INITIAL PUBLIC OFFERING AND SPLIT-OFF AGREEMENT

    GENERAL. We have entered into an initial public offering and split-off agreement with Viacom which governs our respective rights and duties with respect to certain offerings of our common stock and other securities, including this offering, and the split-off, and sets forth certain covenants we have agreed to for various periods following this offering and the split-off. Although Viacom has announced that it currently plans to complete the split-off, and we have agreed to cooperate with Viacom in all respects to complete the split-off, it is not obligated to do so. We cannot assure you as to whether or not or when the split-off will occur or as to the terms of the split-off. See "Risk Factors -- Risk Factors Relating to Our Separation from Viacom."

    OFFERINGS OF SECURITIES OF BLOCKBUSTER AND THE SPLIT-OFF. We have agreed that we will cooperate with Viacom in all respects to accomplish

    - any offerings of our common stock and other securities prior to the split-off or other similar transaction; and

    - the split-off.

We have also agreed that, at Viacom's direction, we will promptly take all actions necessary or desirable to effect these transactions, including the registration under the Securities Act of Viacom's shares of our capital stock. Viacom has the sole discretion to determine whether to proceed with all or part of the split-off and all terms of the split-off, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the split-off and the timing of and conditions to the completion of the split-off. In the event that Viacom determines that it no longer intends to proceed with or complete the split-off, Viacom must provide us notice to such effect.

    EXPENSES. In general, unless otherwise provided for in the initial public offering and split-off agreement or any other agreement, we and Viacom will pay our respective costs and expenses incurred in connection with any offering of our securities prior to the split-off or other similar transaction, including this offering, and the split-off.

    - EXPENSES RELATING TO OFFERINGS OF SECURITIES OF BLOCKBUSTER.We have generally agreed to pay all costs and expenses relating to any offerings of our common stock and our other securities prior to the split-off or other similar transaction, including this offering. In particular, we will pay the underwriting discounts and commissions.

    - EXPENSES RELATING TO THE SPLIT-OFF. Viacom has generally agreed to pay all costs and expenses relating to the split-off or other similar transaction.

    ACCESS TO INFORMATION. Generally, we and Viacom have agreed to provide each other with, upon written request and subject to certain conditions, and for a certain period of time, access to information relating to the assets, business and operations of the requesting party. We and Viacom have agreed to keep our books and records for a certain period of time. Also, we and Viacom have agreed to cooperate with the other party with respect to any claims brought against the other relating to the conduct of our business prior to completion of the split-off or similar transaction.

    COVENANTS. We have agreed that, for so long as Viacom is required to consolidate our results of operations and financial position, we will:

    - provide Viacom certain financial information regarding our company and our subsidiaries;

    - provide Viacom copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings, as well as final copies upon filing;

    - provide Viacom with copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss such budgets and projections;

    - consult with Viacom regarding the timing and content of earnings releases and cooperate fully and cause our accountants to cooperate fully with Viacom in connection with any of its public filings.

    - not change our auditors without Viacom's prior written consent, which will not be unreasonably withheld, and use our reasonable best efforts to enable our auditors to complete their audit of our financial statements such that they will date their opinion the same date that they date their opinion on Viacom's financial statements;

    - provide to Viacom and its auditors all information required for Viacom to meet its schedule for the filing and distribution of its financial statements;

    - make our books and records available to Viacom and its auditors, so that they may conduct reasonable audits relating to our financial statements;

    - adhere to certain specified accounting standards;

    - agree with Viacom on any changes to our accounting policies; and

    - agree with Viacom regarding our accounting estimates and principles.

    CERTAIN OTHER COVENANTS. The initial public offering and split-off agreement will also provide that for so long as Viacom maintains beneficial ownership of a majority of the total number of our outstanding shares of common stock, we may not take any action or enter into any commitment or agreement which may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention (or an event of default) by Viacom of:

    - any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code, or the Employee Retirement Income Security Act of 1974, as amended;

    - any provision of Viacom's certificate of incorporation or by-laws;

    - any credit agreement or other material instrument binding upon Viacom; or

    - any judgment, order or decree of any governmental body, agency or court having jurisdiction over Viacom or any of its assets.

    ASSIGNMENT AND ASSUMPTION. Under the initial public offering and split-off agreement, Viacom International Inc. will assign to us its rights and obligations under the agreement related to the sale of the BLOCKBUSTER MUSIC video stores to Wherehouse. We have agreed to accept this assignment.

    OPTIONS. We will grant to Viacom a continuing option, assignable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of our class B common stock or any shares of our nonvoting capital stock. These options may be exercised immediately prior to the issuance of any of our equity securities (other than in this offering or upon the exercise of the underwriters' over-allotment options):

    a. with respect to our class B common stock, only to the extent necessary to maintain its then-existing percentage of equity value and combined voting power of our two outstanding classes of common stock; and

    b. with respect to shares of nonvoting capital stock, to the extent necessary to own 80% of each outstanding class of such stock.

The purchase price of the shares of class B common stock purchased upon any exercise of the options, subject to certain exceptions, will be based on the market price of the class A common stock. The purchase price of nonvoting capital stock will be the price at which such stock may be purchased by third parties. This option will terminate when Viacom owns less than 45% of the equity of our Company.

    INDEMNIFICATION PROCEDURES. The initial public offering and split-off agreement will set forth the procedures that Viacom and we are to undertake if either of us demanded to be indemnified by the other under any indemnification right given in any of the agreements between Viacom and us relating to this offering or the split-off.

RELEASE AND INDEMNIFICATION AGREEMENT

    We and Viacom will enter into a release and indemnification agreement under which we and Viacom have agreed to indemnify each other and we and Viacom have agreed to release each other with respect to certain matters.

    INDEMNIFICATION RELATING TO OUR ASSETS, BUSINESSES AND OPERATIONS. We have agreed to indemnify and hold harmless Viacom and certain of its affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns against any payments, losses, liabilities, damages, claims and expenses and costs arising out of or relating to:

    (1) our past, present and future assets, businesses and operations and other assets, businesses and operation or managed by us or persons previously associated with us, except for assets, businesses and operations of Spelling Entertainment Group Inc. and its subsidiaries (including Republic Entertainment Inc. and Worldvision Inc.), Showtime Networks Inc., Virgin Interactive Entertainment Limited and Virgin Interactive Entertainment Inc.; and

    (2) payments, expenses and costs paid by Viacom to a third party associated with the transfer of our assets, businesses and operations from certain Viacom entities to Blockbuster Inc. and its subsidiaries.

    Viacom has similarly agreed to indemnify us and certain of our affiliates and our and their respective officers, directors, employees, agents, heirs, executors, successors and assigns for Viacom's past, present and future assets, businesses and operations, except for assets, businesses and operations for which we have agreed to indemnify Viacom. In addition, the transition services agreement, the registration rights agreement, the tax matters agreement and the tax letter agreement referred to below provide for indemnification between us and Viacom relating to the substance of such agreements.

    INDEMNIFICATION RELATING TO THIS OFFERING AND OTHER OFFERINGS. We have generally agreed to indemnify Viacom and certain of its affiliates against all liabilities arising out of any material untrue statements and omissions in any prospectus and any related registration statement filed with the SEC relating to this offering or any other offering of our common stock or our other securities prior to the date of the split-off or other similar transaction. However, our indemnification of Viacom does not apply to information relating to Viacom, excluding information relating to us. Viacom has agreed to indemnify us for this information.

    INDEMNIFICATION RELATING TO THE SPLIT-OFF. We have generally agreed to indemnify Viacom and certain of its affiliates against all liabilities arising out of any material untrue statements and omissions in any and all registration statements, information statements and/or other documents filed with the SEC in connection with the split-off or other similar transaction. However, our indemnification of Viacom does not apply to information relating to Viacom, excluding information relating to us. Viacom has agreed to indemnify us for this information.

    RELEASE RELATING TO ACTIONS BY VIACOM RELATED TO VIACOM'S AND OUR ASSETS, BUSINESSES AND OPERATIONS. Except for the rights and obligations of Viacom and us which relate to the agreements between Viacom and us relating to this offering or the split-off, we have released Viacom and certain of its subsidiaries and affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns for all losses for any and all past actions and failures to take actions relating to Viacom's and our assets, businesses and operations. Viacom has similarly released us.

TRANSITION SERVICES AGREEMENT

    We and Viacom will enter into a transition services agreement under which Viacom will provide to us certain agreed-upon cash management, accounting, financial and tax services and employee benefit plan and insurance administration. These services may be changed upon agreement between Viacom and us. We will pay Viacom a fee for these services equal to Viacom's cost in providing these services. The fee will be payable monthly in arrears, 15 days after the close of each month. We believe that the fee for these services is no less favorable than could have been obtained by us internally or from someone who had not controlled us. We have also agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services. The transition services agreement expires upon the closing of the split-off or similar transaction. We cannot assure you that we will be able to provide these services internally or find a third party provider on acceptable terms, if at all, after the expiration of the transition services agreement.

REGISTRATION RIGHTS AGREEMENT

    We and Viacom will enter into a registration rights agreement which requires us upon request of Viacom to use our reasonable best efforts to register under the applicable federal and state securities laws any of the shares of our equity securities of or owned by Viacom for sale in accordance with Viacom's intended method of disposition, and will take such other actions as may be necessary to permit the sale in other jurisdictions, subject to certain specified limitations. Viacom will also have the right to include the shares of our equity securities it beneficially owns in certain other registrations of these equity securities we initiate. Except for our legal and accounting fees and expenses, the registration rights agreement provides that Viacom will generally pay all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that Viacom requests or in which Viacom participates. Subject to certain limitations, the registration rights will be assignable by Viacom and its assigns. The registration rights agreement will contain the following indemnification and contribution provisions:

    - by Viacom and its permitted assigns for our benefit and the benefit of related persons; and

    - by us for the benefit of Viacom and the other persons entitled to effect registrations of common stock (and other securities) pursuant to its terms and related persons.

TAX MATTERS AGREEMENT

    Following this offering, we and certain of our subsidiaries will continue to be included in the consolidated group of Viacom for U.S. federal income tax purposes and the combined, consolidated or unitary group of Viacom for certain state and local income tax purposes (the "Consolidated Group"). Prior to the completion of this offering, we and Viacom will enter into a tax matters agreement. For taxable years and portions thereof prior to the date of this offering, Viacom will pay all taxes for the Consolidated Group including any liability resulting from adjustments to tax returns relating to such taxable years or portions thereof. We and our subsidiaries will continue to be liable for all taxes that are imposed on a

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separate return basis or on a combined, consolidated or unitary basis on a group of companies that includes only us and our subsidiaries. The tax matters agreement requires us and Viacom to make payments to each other equal to the amount of income taxes which would be paid by us, subject to certain adjustments, as if we and each of our subsidiaries included in the Consolidated Group were to file our own combined, consolidated or unitary (or, where only one of our entities is included in the Consolidated Group, separate) federal, state and local income tax returns for any taxable year or portion thereof beginning after the date of this offering in which we are included in the Consolidated Group. This includes any amounts determined to be due as a result of a redetermination of the tax liability of the Consolidated Group arising from an audit or otherwise. With respect to certain tax items attributable to periods following the date of this offering during which we are included in the Consolidated Group, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, we will have a right of reimbursement or offset, which will be determined based on the extent to which, and the time at which, such credits or losses could have been used by us or our subsidiaries if we had not been included in the Consolidated Group. This right to reimbursement or offset continues regardless of whether the Company is a member of the Consolidated Group at the time the attributes could have been used. We are only entitled to reimbursement for carryback items that we could use on a stand alone basis to the extent that such items result in an actual tax savings for the Consolidated Group. The tax matters agreement also requires us, if so requested by Viacom, to surrender certain tax losses of our subsidiaries that are resident in the United Kingdom for 1998 and earlier years to Viacom's United Kingdom subsidiaries without any right to compensation. We will also pay Viacom the amount of any income taxes with respect to income tax returns that include only us, which returns, as described below, will be filed by Viacom.

    Viacom will continue to have all the rights of a parent of a consolidated group filing consolidated federal income tax returns. Viacom will have similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group. Viacom will be the sole and exclusive agent for us in any and all matters relating to income taxes of the Consolidated Group. Viacom will have sole and exclusive responsibility for the preparation and filing of all income tax returns or amended returns with respect to the Consolidated Group. Viacom will have the sole right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the Consolidated Group, except that Viacom shall not be entitled to compromise any such matter in a manner that would affect our liability under the tax matters agreement without our consent, which may not be withheld unreasonably. Under the tax matters agreement, Viacom will have similar authority with regard to income tax returns that we file on a separate basis and related tax proceedings. Viacom's authority with respect to periods during which we are included in the Consolidated Group will continue to apply even with respect to tax returns which are filed and for proceedings which are conducted after the split-off which relate to such periods. This agreement may result in conflicts of interest between us and Viacom.

    Provided that Viacom continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and the value of our outstanding capital stock, we will be included for federal income tax purposes in the Consolidated Group of which Viacom is the common parent. It is the present intention of Viacom and its subsidiaries to continue to file a single consolidated federal income tax return. In certain circumstances, certain of our subsidiaries also will be included with certain subsidiaries of Viacom, other than our subsidiaries, in combined, consolidated or unitary income tax groups for state and local tax purposes. Each member of the Consolidated Group for federal income tax purposes is liable for the federal income tax liability of each other member of the Consolidated Group. Similar principles apply with respect to members of a combined group for state and local tax purposes. Accordingly, although the tax matters agreement will allocate tax liabilities between us and Viacom during the period in which we are included in the Consolidated Group, we could be liable for the federal income tax liability of any other member of the Consolidated Group in the event any such liability is incurred, and not discharged, by such other member. The tax matters agreement will provide, however, that Viacom will indemnify us to the

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extent that, as a result of being a member of the Consolidated Group, we become liable for the federal income tax liability of any other member of the Consolidated Group, other than our subsidiaries.

    Viacom will obtain a private letter ruling from the Internal Revenue Service prior to any split-off transaction as described above in "Separation from Viacom." In connection with seeking such ruling request, certain representations have been and will be made to the Internal Revenue Service regarding our business. In the tax matters agreement, we have agreed that during the two year period following a split-off we and our subsidiaries will not enter into certain transactions, including sales of assets, mergers, liquidations, stock issuances, and stock redemptions, without the consent of Viacom unless Viacom receives a ruling from the Internal Revenue Service or an opinion of counsel to the effect that such transaction will not adversely affect the tax-free status of the split-off. We will generally be responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of the split-off failing to qualify as a tax-free transaction on account of any breach of our representations or agreements or any action or failure to act by us or our subsidiaries or any transaction involving our (or our subsidiaries') assets, stock or business (regardless of whether such transaction is within our control) following the split-off.

                                OTHER AGREEMENTS

REVENUE-SHARING

    We have a revenue-sharing agreement with Paramount Pictures, which is an affiliate of Viacom. Under this agreement we have agreed to share an agreed-upon percentage of our rental revenue with Paramount for a limited period of time in exchange for minimal up front payments for videocassettes priced for rental. This percentage generally declines over a period of weeks following the initial release of the movie. We also agree to take a minimum number of copies of each movie released by Paramount. This agreement, subject to limitations, allows us to sell the previously viewed tapes to our customers.

OTHER AGREEMENTS

    There are various other agreements between us and Viacom and its affiliates which we believe are not material to us. We believe the terms of these agreements approximate those which would be available from third parties.

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
                             PRINCIPAL STOCKHOLDER

    All of the       shares of class B common stock outstanding prior to the
completion of this offering are beneficially owned by Viacom. Upon completion of this offering, Viacom will beneficially own 100% of the class B common stock and, accordingly, will own common stock representing:

    (1) about   % of our equity value, or about   % if the underwriters exercise
       their over-allotment options in full;

        and

    (2) about   % of the combined voting power of our outstanding common stock,
       or about   % if the underwriters exercise their over-allotment options in full.

Except for Viacom, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering.

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
                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING DESCRIPTION IS ONLY A SUMMARY OF THE MATERIAL PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS. WE REFER YOU TO THE MORE DETAILED PROVISIONS OF, AND THIS DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY (1) OUR CERTIFICATE OF INCORPORATION AND BYLAWS, COPIES OF WHICH ARE FILED WITH THE SEC AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, AND (2) APPLICABLE LAW.

    Our authorized capital stock consists of   shares of capital stock, of which

    - shares are designated as class A common stock, par value $ 0.01 per share;

    - shares are designated as class B common stock, par value $ 0.01 per share; and

    - shares of preferred stock, par value $0.01 per share, of which no shares of preferred stock are outstanding as of the date hereof.

Of the   shares of common stock designated as class A common stock,   shares, or
about   % of the equity value of our company, are being offered in connection with this offering, assuming that the underwriters do not exercise their
over-allotment options. Of the   shares of common stock designated as class B
common stock,   shares, or about   % of the equity value of our company, will be
outstanding and held by Viacom upon consummation of the offering, assuming the underwriters do not exercise their over-allotment options. Each of the class A common stock and the class B common stock constitutes a series of common stock under the General Corporation Law of the State of Delaware.

COMMON STOCK

    VOTING RIGHTS. Holders of class A common stock and holders of class B common stock generally have identical rights, except:

    - holders of class A common stock are entitled to one vote per share; and

    - holders of class B common stock are entitled to five votes per share;

with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. The holders of class A common stock and class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by our stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of class A common stock and class B common stock present in person or represented by proxy, voting together as a single class. In particular, amendments to our certificate of incorporation must generally be approved by a majority of the combined voting power of both classes of common stock, voting together as a single class. However, the approval of 75% of the combined voting power is required to amend certain provisions of our certificate of incorporation and bylaws as described below. In addition, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of either class of common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Holders of class A common stock are not entitled to vote on any change in the powers or other rights of the class B common stock that would not adversely affect the rights of class A common stock. For example, any provision for the conversion of the class B common stock into class A common stock on a one-for-one basis is not considered to adversely affect the rights of the class A common stock.

    DIVIDENDS. Holders of class A common stock and class B common stock will share equally in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred

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stock. Dividends consisting of shares of class A common stock and class B common stock may be paid only as follows:

    - shares of class A common stock may be paid only to holders of shares of class A common stock, and shares of class B common stock may be paid only to holders of class B common stock; and

    - shares shall be paid proportionally with respect to each outstanding share of class A common stock and class B common stock.

    CONVERSION. Each share of class B common stock held by Viacom or any of its affiliates may be converted into a share of class A common stock at the class B holder's option prior to the split-off or other similar transaction. However, if 20% or less of the value of our outstanding stock is issued by us in this offering or otherwise prior to the split-off or similar transaction, each share of class B common stock will automatically convert into one share of class A common stock immediately prior to the split-off or other similar transaction, unless and to the extent that Viacom has received an opinion of counsel that such conversion provision is likely to prevent or materially delay the issuance of Internal Revenue Service rulings requested by Viacom or will otherwise create a significant risk of a material adverse tax consequence to Viacom or its stockholders. After the split-off or other similar transaction, any outstanding shares of class B common stock will no longer be convertible into shares of class A common stock.

    OTHER RIGHTS. Unless approved by a majority of each class of common stock, in the event of our reorganization or consolidation with one or more corporations or a merger with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock, regardless of class, will be entitled to receive the same kind and number of shares of stock and other securities and property, including cash except that the relative voting rights of the classes may be retained. In the event of a liquidation, dissolution or winding-up of our company, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of common stock.

    The outstanding shares of our common stock are, and the shares of class A common stock being offered to you will be, upon your payment, validly issued, fully paid and nonassessable.

    No shares of any class of common stock (1) are subject to redemption or (2) have any preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

    Our board of directors is empowered, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designation, powers, privileges, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof as fixed by our board of directors. Among the specific matters that may be determined by our board of directors are:

    - the designation of each series;

    - the number of shares of each series;

    - the rate of dividends, if any;

    - whether dividends, if any, shall be cumulative or noncumulative;

    - the terms of redemption, if any;

    - the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

    - rights and terms of conversion or exchange, if any;

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
    - restrictions on the issuance of shares of the same series or any other series, if any; and

    - voting rights, if any.

    Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of class A common stock and class B common stock. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of us or the removal of our existing management.

LIMITATION ON LIABILITY OF DIRECTORS

    Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

    - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware corporate law; or

    - for any transaction from which the director derived an improper personal benefit.

    The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or us from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us and our stockholders.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION
  AND BYLAWS AND SECTION 203 OF DELAWARE CORPORATE LAW

    Certain provisions of our certificate of incorporation and bylaws and
Section 203 of Delaware corporate law could have the following effects, among others:

    - delaying, deferring or preventing a change in control;

    - delaying, deferring or preventing the removal of our existing management;

    - deterring potential acquirors from making an offer to our stockholders;
      and

    - limiting our stockholders' opportunity to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer. The following is a summary of these provisions.

    CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation and bylaws provide for our board of directors to be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. The size of our board of directors will not be less than three nor more than twelve. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of such class, except that the initial terms of the three classes expire in 2000, 2001 and 2002, respectively.

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
    DIRECTORS (AND NOT STOCKHOLDERS) FIX THE SIZE OF OUR BOARD OF
DIRECTORS. Our certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our board of directors, but in no event shall it consist of less than three nor more than twelve.

    DIRECTORS ARE REMOVED FOR CAUSE ONLY. Our certificate of incorporation and bylaws provide that, on or after the time when Viacom and its affiliates own less than a majority of the combined voting power of our outstanding common stock (we refer to this as the "trigger date"), our directors may be removed only for "cause" by the affirmative vote of the holders of at least a majority of the combined voting power of our outstanding voting common stock. Cause is narrowly defined in our certificate of incorporation. However, prior to the trigger date, our directors may be removed with or without cause.

    BOARD VACANCIES TO BE FILLED BY REMAINING DIRECTORS (AND NOT STOCKHOLDERS). Our certificate of incorporation and bylaws provide that any vacancies on our board of directors will be filled by the affirmative vote of the majority of the remaining directors, even if less than a quorum, or by a sole remaining director. In any event, no vacancy shall be filled by our stockholders.

    NO STOCKHOLDER ACTIONS BY WRITTEN CONSENT. Our bylaws provide that, on or after the trigger date, stockholders may not act by written consent in lieu of a meeting. However, prior to the trigger date, stockholders may act by written consent.

    NO SPECIAL MEETINGS CALLED BY STOCKHOLDERS. Our bylaws provide that, on or after the trigger date, special meetings of the stockholders may not be called by the stockholders and instead may be called only by (1) any officer at the request of a majority of our board of directors, (2) our chairman or (3) our president and chief executive officer. However, prior to the trigger date, special meetings may be called by holders of at least the majority of the combined voting power of our outstanding common stock.

    ADVANCE NOTICE FOR STOCKHOLDER MEETINGS. Our bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions require that the stockholder must give written notice to us not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting of stockholders. Our certificate of incorporation provides that as long as Viacom and its affiliates owns 10 % or more of the combined voting power of the outstanding common stock, Viacom is exempt from the foregoing provision.

    For our first annual meeting, which will be held in 2000, notice must be
given no earlier than   , 2000 and no later than   , 2000. In each case, the
notice must set forth specific information regarding such stockholder and each director nominee or other business proposed by the stockholder, as applicable, as provided in our bylaws.

    SUPERMAJORITY VOTE REQUIRED TO AMEND CERTAIN PROVISIONS. Our certificate of incorporation and bylaws provide that the provisions described above may only be amended by holders of at least 75% of the combined voting power of our outstanding common stock.

SECTION 203 OF DELAWARE CORPORATE LAW

    Our company is a Delaware corporation and subject to Section 203 of Delaware corporate law. Generally, Section 203 prohibits a publicly held Delaware company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time such stockholder became an interested stockholder unless, as described below, certain conditions are satisfied. Thus, it may

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make acquisition of control of our company more difficult. The prohibitions in
Section 203 of Delaware corporate law do not apply if:

    - prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

    - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Under Section 203 of Delaware corporate law, a "business combination" includes:

    - any merger or consolidation of the corporation with the interested stockholder;

    - any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

    - certain transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

    - certain transactions involving the corporation which have the effect of increasing the proportionate share of the corporation's stock of any class or series which is owned by the interested stockholder; or

    - certain transactions in which the interested stockholder receives financial benefits provided by the corporation.

    Under Section 203 of Delaware corporate law, an "interested stockholder" generally is

    - any person that owns 15% or more of the outstanding voting stock of the corporation;

    - any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

    - the affiliates or associates of either of the above-stated categories person.

    Because Viacom owned more than 15% of our voting stock before we became a public company in this offering, Section 203 of Delaware corporate law by its terms is currently not applicable to business combinations with Viacom even though Viacom owns 15% or more of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, such person will be subject to the provisions of Section 203 of the Delaware corporate law.

    Under certain circumstances, Section 203 of Delaware corporate law makes it more difficult for an "interest shareholder" to effect various business combinations with us for a three-year period, although our stockholders may elect to exclude us from the restrictions imposed thereunder. By virtue of its beneficial ownership of our class B common stock, Viacom is in a position to elect to exclude us from the restrictions under Section 203. Currently, Viacom has no intention to do so.

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
TRANSACTIONS WITH INTERESTED PARTIES

    Our certificate of incorporation includes certain provisions addressing potential conflicts of interest between us and Viacom and its non-Blockbuster-related subsidiaries. In addition, our certificate of incorporation includes provisions regulating and defining our conduct as they may involve us and Viacom and our and its subsidiaries, directors and officers. Our certificate of incorporation provides that no contract

    - between us and Viacom or any of its non-Blockbuster-related subsidiaries;
      or

    - between us and any entity in which one or more of our directors has a financial interest (we refer to this type of entity as a "related entity"); or

    - between us and any officer or director of our company, Viacom, any subsidiary of Viacom or any related entity;

shall be void or voidable because:

    - Viacom, any non-Blockbuster-related subsidiary of Viacom or any related entity, or any of their or our officers or directors are parties to the contract; or

    - any of those officers or directors is present at, participates in or votes to authorize the contract.

    Our certificate of incorporation also provides that Viacom, its non-Blockbuster-related subsidiaries or any related entity will not be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests. Nor will any of these entities be held liable for the derivation of any improper personal benefits derived by reason of the fact that Viacom, its non-Blockbuster-related subsidiaries or any related entity in good faith takes any action or gives or withholds any consent in connection with any contract between them and us. No vote cast or action taken by any officer, director or representative of Viacom, its non-Blockbuster-related subsidiaries or related entity, who is actually acting in his or her capacity as our director, shall constitute an action taken by or a consent of Viacom, such subsidiary, or such entity for the purpose of any such contract.

CERTAIN TRANSACTIONS AND CORPORATE OPPORTUNITIES

    Our certificate of incorporation provides that, except as Viacom may otherwise agree in writing:

    - neither Viacom nor any non-Blockbuster-related subsidiary of Viacom shall have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as ours; and

    - neither Viacom nor any non-Blockbuster-related subsidiary of Viacom, officer or director of Viacom (except as provided below) will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of the above activities or of such person's participation in any of the above activities.

    Our certificate or incorporation also provides that if Viacom or any non-Blockbuster-related subsidiary of Viacom acquires knowledge of a potential transaction or matter which may be a corporate opportunity both for Viacom or such subsidiary and for us, neither Viacom nor such subsidiary shall have a duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of fiduciary duty as a stockholder of ours or controlling person of a stockholder by reason of the fact that Viacom or such subsidiary pursues or acquires such opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us.

    Further, our certificate of incorporation provides that in the event that one of our directors, officers or associates who is also a director, officer or associate of Viacom or its non-Blockbuster-related subsidiaries

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acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us, Viacom or its non-Blockbuster-related subsidiaries (whether such potential transaction or matter is proposed by a third party or is conceived of by such director, officer or associate of our company, such director, officer or associate shall be entitled to offer such corporate opportunity to us, Viacom or such subsidiary as such director, officer or associate deems appropriate under the circumstances in his or her sole discretion, and no such director, officer or associate shall be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests or the derivation of any improper personal benefit by reason of the fact that:

    - such director, officer or associate offered such corporate opportunity to Viacom or such subsidiary (rather than us) or did not communicate information regarding such corporate opportunity to us; or

    - Viacom or such subsidiary pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

    The enforceability of the provisions discussed above under Delaware corporate law has not been established and, due to the absence of relevant judicial authority, our counsel is not able to deliver an opinion as to the enforceability of these provisions. These provisions of our certificate of incorporation eliminate certain rights that might have been available to our stockholders under Delaware corporate law had these provisions not been included in our certificate of incorporation, although the enforceability of these provisions has not been established.

    Our board of directors currently consists of four members, three of whom serve concurrently as members of the board of directors and executive officers of Viacom.

    The foregoing provisions of our certificate of incorporation shall expire on the date that Viacom and its affiliates no longer owns at least 20% of the combined voting power of our outstanding common stock and no person who is a director or officer of our company is also a director or officer of Viacom or its subsidiaries.

    The affirmative vote of the holders of more than 75% of the combined voting power of our common stock is required to alter, amend or repeal in a manner adverse to the interests of Viacom, or adopt any provision adverse to the interests of Viacom including provisions with respect to the interested party and corporate opportunity provisions described above. Accordingly, so long as Viacom and its affiliates own at least 25% of the combined voting power of our outstanding common stock, it can prevent any such alteration, amendment, repeal or adoption.

ACTING UNDER INTERCOMPANY AGREEMENTS

    Our certificate of incorporation also limits the liability of Viacom and its non-Blockbuster-related subsidiaries for certain breaches of their fiduciary duties in connection with action that may be taken or not taken in good faith under the intercompany agreements.

    Any person purchasing or acquiring an interest in shares of our common stock is deemed to have consented to the foregoing provisions relating to intercompany agreements and the provisions set forth above relating to transactions with interested parties and corporate opportunities. The certificate of incorporation of Viacom does not include comparable provisions relating to intercompany agreements, transactions with interested parties or corporate opportunities.

LISTING

    Application has been made for listing the common stock on the New York Stock Exchange under the symbol "BBI."

TRANSFER AGENT AND REGISTRAR

             will serve as the Transfer Agent and Registrar for our common stock.

                        DESCRIPTION OF CREDIT AGREEMENT

    THE FOLLOWING SUMMARY OF THE MATERIAL PROVISIONS OF THE CREDIT AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY, REFERENCE TO THE CREDIT AGREEMENT, A COPY OF WHICH IS FILED AS AN EXHIBIT HERETO.

    On   , 1999, we entered into a $2.0 billion credit agreement with a syndicate of lenders. The credit agreement is comprised of three tranches.
Tranche A is a $     million revolving loan maturing on       , 2004 and
amortizing beginning   . Tranche B is a $     million term loan also maturing on
        , 2004 and amortizing beginning   . Tranche C is a $     million
revolving loan which matures on   , 2000.

    We have used the borrowings under the credit agreement:

    - to purchase certain non-U.S. operations of our business from affiliates of
      Viacom in an aggregate amount of $     ;

    - to repay a promissory note issued by us to Viacom International Inc. in the principal amount of $1.4 billion plus accrued and unpaid interest to satisfy dividends declared by us in favor of Viacom International Inc.;

    - to repay promissory notes issued by us to Viacom International Inc. in the aggregate principal amount of about $77 million plus accrued and unpaid interest for acquisitions; and

    - for working capital and general corporate purposes.

    Borrowings under the credit agreement will accrue interest at a rate equal to the interest rates prevailing on the date of determination in the London interbank market for the interest period selected by us, plus a margin over this rate. The margin and the commitment fees on the undrawn portion of the facility will vary based on specified leverage ratios.

    The credit agreement contains certain customary covenants restricting our ability to, among other things: grant liens, sell substantially all of our assets and incur debt at the subsidiary level. We will also be required to comply with financial covenants with respect to: (1) maximum leverage ratio and
(2) a minimum fixed charge coverage ratio. The credit agreement also contains certain customary affirmative covenants.

    Events of default under the credit agreement include, among others: failure to pay principal and interest when due, breach of certain representations and warranties, failure to perform or observe certain covenants and bankruptcy.

                        SHARES ELIGIBLE FOR FUTURE SALE

    The       shares of our class A common stock sold in this offering, or shares if the underwriters exercise their over-allotment options in full, will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any such shares which may be acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

    The       shares of our class B common stock that will be held by Viacom after this offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Viacom in the open market after this offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below. We have granted certain registration rights to Viacom. We refer you to "Agreements Between Viacom and Us -- Registration Rights Agreement."

    Generally, Rule 144 provides that a person who has beneficially owned "restricted securities" for at least one year is entitled to sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of the common stock; and

    - the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to certain post-sale notice requirements and the availability of current public information concerning us.

    In the event that any person is deemed to be our affiliate, and such affiliate purchases shares of our class A common stock pursuant to this offering or acquires shares of our class A common stock pursuant to our employee benefit plan, the shares held by such person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

    Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. Viacom has advised us that it intends to offer its common stock in a tax-free split-off expected to be completed within 12 months from the date a favorable tax ruling is received from the Internal Revenue Service. We refer you to "Summary -- Separation from Viacom," "Separation from Viacom" and "Risk Factors -- Risk Factors Relating to the Securities Market and Ownership of Our Stock -- We Cannot Predict the Effect that the Split-off Will Have on the Price of Our Common Stock; The Price of Our Common Stock Could Be Adversely Affected by Sales of Substantial Amounts of Our Common Stock in the Public Market." Any shares distributed by Viacom will be eligible for immediate resale to the public market without restrictions by persons other our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above other than the one-year holding period requirement.

    We and our officers and directors and Viacom have agreed that, for a period of 180 days from the date of this prospectus, we and Viacom will not, without the prior written consent of Salomon Smith Barney Inc. and Salomon Brothers International Limited, dispose of or hedge any shares of our class A common stock or any securities convertible into or exchangeable for class A common stock. Salomon Smith Barney Inc. and Salomon Brothers International Limited, in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. This offering is specifically exempted from this agreement. We refer you to "Underwriting."

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the class A common stock applicable to Non-United States Holders of such class A common stock. For the purpose of this discussion, a "Non-United States Holder" is any holder that for United States federal income tax purposes is not a "United States person" (as defined below). This discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of such Non-United States Holder's particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth in this discussion. For purposes of this discussion, the term "United States person" means:

    (1) a citizen or resident of the United States;

    (2) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

    (3) an estate whose income is included in gross income for United States federal income tax purposes regardless of its source; or

    (4) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

    If we pay a dividend, any dividend paid to a Non-United States Holder of class A common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons.

    In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

    A Non-United States Holder of class A common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his class A common stock unless:

    (1) such gain is effectively connected with a United States trade or business of the Non-United States Holder (which gain, in the case of a corporate Non-United States Holder, must also be taken into account for branch profits tax purposes);

    (2) the Non-United States Holder is an individual who holds such class A common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met; or

    (3) we are or have been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

    We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make it reports available to tax authorities in the recipient's country of residence.

    Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the United States on or prior to December 31, 1999 (unless the payer has knowledge that the payee is a United States person). Under recently finalized Treasury Regulations regarding withholding and information reporting (the "Final Regulations"), payment of dividends to Non-United States Holders at an address outside the United States after December 31, 1999 may be subject to backup withholding at a rate of 31% unless such non-United States Holder satisfies certain certification requirements.

    Under current Treasury Regulations, the payment of the proceeds of the disposition of class A common stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of class A common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

    (1) a United States person;

    (2) a "controlled foreign corporation" for United States tax purposes; or

    (3) a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business unless such broker has documentary evidence in its files of the holder's non-United States status and certain conditions are met or the holder otherwise establishes an exemption.

    In general, the recently promulgated Final Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of class A common stock. Non-United States Holders should consult their tax advisors regarding the effect, if any, of the Final Regulations on an investment in the class A common stock. The Final Regulations are generally effective for payments made after December 31, 1999.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

ESTATE TAX

    An individual Non-United States Holder who owns class A common stock at the time of his death or had made certain lifetime transfers of an interest in class A common stock will be required to include the value of such class A common stock in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

    We intend to offer our class A common stock in the United States and Canada through a number of U.S. underwriters as well as outside the United States and Canada through a number of international managers. Salomon Smith Barney Inc. and Bear, Stearns & Co. Inc. are acting as U.S. representatives of each of the U.S. underwriters named below. Salomon Brothers International Limited and Bear, Stearns International Limited are acting as International Representatives of each of the international managers named below. Subject to the terms and conditions stated in a U.S. underwriting agreement dated the date hereof between us and each of the U.S. underwriters, and an international underwriting agreement dated the date hereof between us and each of the international managers, each U.S. underwriter and each international manager named below has severally agreed to purchase, and we have agreed to sell to such U.S. underwriter and such international manager, the number of shares set forth opposite the name of such U.S. underwriter and such international manager.

                                                                                     NUMBER OF
U.S. UNDERWRITER                                                                      SHARES
----------------------------------------------------------------------------------  -----------
Salomon Smith Barney Inc..........................................................
Bear, Stearns & Co. Inc...........................................................
Credit Suisse First Boston Corporation............................................
Goldman, Sachs & Co...............................................................
J.P. Morgan Securities Inc........................................................
ING Baring Furman Selz LLC........................................................
NationsBanc Montgomery Securities LLC.............................................
PaineWebber Incorporated..........................................................
Schroder & Co. Inc................................................................
SG Cowen Securities Corporation...................................................
Wit Capital Corporation...........................................................
                                                                                    -----------
    Subtotal......................................................................
                                                                                    -----------
                                                                                    -----------

                                                                                     NUMBER OF
INTERNATIONAL MANAGER                                                                 SHARES
----------------------------------------------------------------------------------  -----------
Salomon Brothers International Limited............................................
Bear, Stearns International Limited...............................................
Credit Suisse First Boston (Europe) Limited.......................................
Goldman Sachs International.......................................................
J.P. Morgan Securities Ltd........................................................
ING Barings Limited, as agent for ING Bank N.V.,
  London Branch...................................................................
NationsBanc Montgomery Securities LLC.............................................
PaineWebber International (U.K.) Ltd..............................................
J. Henry Schroder & Co. Limited...................................................
SG Cowen International L.P........................................................
                                                                                    -----------
    Subtotal......................................................................
    Total.........................................................................
                                                                                    -----------
                                                                                    -----------

    The U.S. underwriters and the international managers are collectively referred to as the underwriters. Representatives refers to the U.S. representatives and the international representatives collectively. The initial public offering price per share and the total underwriting discount per share of class A common stock are identical under the U.S. underwriting agreement and the international underwriting agreement.

    The U.S. underwriting agreement and the international underwriting agreement each provide that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions set forth in those agreements. The several underwriters are obligated to purchase all the shares (other than those covered by the over-allotment options described below) if they purchase any of the shares. Under certain circumstances, under the U.S. underwriting agreement and the international underwriting agreement, the commitments of non-defaulting underwriters may be increased. The closings with respect to the sale of shares of class A common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

    The underwriters propose to offer some of the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the initial public
offering price less a concession not in excess of $           per share. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of $           per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the U.S. underwriters an option, exercisable for 30 days
from the date of this prospectus, to purchase up to   additional shares of our
class A common stock at the public offering price less the underwriting discounts and commissions. The U.S. underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares about proportionate to such U.S. underwriter's initial purchase commitment.

    We also have granted to the international managers an option, exercisable
for 30 days from the date of this prospectus, to purchase up to   additional
shares of our class A common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

    At our request, certain of the underwriters have reserved up to   % of the
shares of class A common stock for sale at the initial public offering price to persons who are directors, officers or employees of us, or who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase these shares through a directed share program. The number of shares of class A common stock available for sale to the general public will be reduced to the extent of sales of shares under the directed share program to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of class A common stock offered in the offering. We have agreed to indemnify those certain underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933 in connection with the sales of shares under the directed share program.

    We and our officers and directors, and Viacom have agreed that, for a period of 180 days from the date of this prospectus, we and Viacom will not, without the prior written consent of Salomon Smith Barney Inc. and Salomon Brothers International Limited, dispose of or hedge any shares of our class A common stock or any securities convertible into or exchangeable for class A common stock. Salomon Smith Barney Inc. and Salomon Brothers International Limited in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    Prior to this offering, there has been no public market for the class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and Viacom, on the one hand, and the U.S. representatives and the international representatives, on the other. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Blockbuster. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the class A common stock will develop and continue after this offering.

    We have applied to have the class A common stock listed on the New York Stock Exchange under the symbol "BBI."

    The following table shows the underwriting discounts and commissions to be paid to the U.S. underwriters and the international managers by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' options to purchase additional shares of class A common stock.

                                                                       PAID BY BLOCKBUSTER
                                                                    --------------------------
                                                                    NO EXERCISE  FULL EXERCISE
                                                                    -----------  -------------
Per share.........................................................   $            $
Total.............................................................   $            $
                                                                    -----------  -------------
                                                                    -----------  -------------

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of our class A common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our class A common stock will not offer to sell or sell shares of our class A common stock to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of our class A common stock will not offer to sell or sell shares of our class A common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

    Each underwriter has agreed that (1) it has not offered or sold and will not offer or sell any shares of class A common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986, (2) it has complied, and will comply, with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of class A common stock in, from or otherwise involving the United Kingdom, and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of class A common stock, other than any document required or permitted to be published by listing rules under Part IV of the Financial Services Act 1986, to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

    The shares of class A common stock have not been and will not be qualified for sale in Canada or any of its provinces or territories and may not be offered or sold directly or indirectly in any province or territory of Canada except pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with the applicable securities laws and regulations of the relevant province or territory.

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of class A common stock made for the purpose of preventing or retarding a decline in the market price of the class A common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the class A common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    We estimate that the expenses of this offering, exclusive of the
underwriting discounts and commissions, payable by it will be $         .

    The U.S. representatives and some of the underwriters or their affiliates have performed certain investment banking and advisory services for us, Viacom and each of our affiliates from time to time for which they have received customary fees and expenses. The U.S. representatives and underwriters may, from time to time, engage in transactions with and perform services for us, Viacom and each of our affiliates in the ordinary course of their business. In particular, Citibank N.A., an affiliate of each of Salomon Smith Barney Inc. and Salomon Brothers International Limited, is the lead arranger on our new credit agreement. We refer you to "Description of Credit Agreement" and "Use of Proceeds."

    We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the U.S. underwriters or the international managers may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Shearman & Sterling, and for the underwriters by Hughes Hubbard & Reed LLP. Hughes Hubbard & Reed LLP has provided legal services to us, Viacom and our respective affiliates, from time to time, for which they have received customary fees and expenses.

                                    EXPERTS

    Our financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

    As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain our U.S. Internet site at http://WWW.BLOCKBUSTER.COM. Our U.S. Internet site and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

                                BLOCKBUSTER INC.

                 INDEX TO AUDITED COMBINED FINANCIAL STATEMENTS

 Report of Independent Accountants................................................  F-2

  Combined Statements of Operations--Years Ended December 31, 1996, 1997 and
    1998..........................................................................  F-3

  Combined Balance Sheets--at December 31, 1997 and 1998..........................  F-4

  Combined Statements of Changes in Stockholder's Equity--Years Ended December 31,
    1996, 1997 and 1998...........................................................  F-5

  Combined Statements of Cash Flows--Years Ended December 31, 1996, 1997 and
    1998..........................................................................  F-6

  Notes to Combined Financial Statements..........................................  F-7-26

              CERTAIN SUPPLEMENTARY FINANCIAL STATEMENT SCHEDULES HAVE BEEN OMITTED BECAUSE THE INFORMATION REQUIRED TO BE SET FORTH THEREIN IS EITHER NOT APPLICABLE OR IS SHOWN IN THE FINANCIAL STATEMENTS OR NOTES THERETO.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Viacom Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Blockbuster Inc. at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Dallas, Texas
May 4, 1999

                                BLOCKBUSTER INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN MILLIONS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1997       1998
                                                                                 ---------  ---------  ---------
REVENUES:
  Rental revenues..............................................................  $ 2,386.9  $ 2,664.0  $ 3,219.6
  Product sales................................................................      491.3      594.0      618.0
  Other revenues...............................................................       63.9       55.6       55.8
                                                                                 ---------  ---------  ---------
                                                                                   2,942.1    3,313.6    3,893.4
                                                                                 ---------  ---------  ---------
COST OF SALES:
  Cost of rental revenues......................................................      617.2      810.6    1,460.9
  Cost of product sold.........................................................      396.5      549.9      495.5
                                                                                 ---------  ---------  ---------
                                                                                   1,013.7    1,360.5    1,956.4
                                                                                 ---------  ---------  ---------
  Gross profit.................................................................    1,928.4    1,953.1    1,937.0

OPERATING EXPENSES:
  General and administrative...................................................    1,163.6    1,605.7    1,732.3
  Advertising..................................................................      115.3      139.5      181.0
  Depreciation.................................................................      165.5      253.8      212.7
  Amortization of intangibles..................................................      166.2      168.7      170.2
  Restructuring charge.........................................................       50.2         --         --
                                                                                 ---------  ---------  ---------
                                                                                   1,660.8    2,167.7    2,296.2
                                                                                 ---------  ---------  ---------
Operating income (loss)........................................................      267.6     (214.6)    (359.2)
  Interest expense and other items, net........................................      (18.4)     (54.7)     (35.5)
                                                                                 ---------  ---------  ---------
Income (loss) before income taxes..............................................      249.2     (269.3)    (394.7)
  Benefit (provision) for income taxes.........................................     (167.4)     (30.0)      59.4
  Equity in loss of affiliated companies, net of tax...........................       (4.0)     (18.9)      (1.3)
                                                                                 ---------  ---------  ---------
Net income (loss)..............................................................  $    77.8  $  (318.2) $  (336.6)
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

UNAUDITED PRO FORMA EARNINGS PER SHARE:
  Basic and diluted............................................................                        $      --
                                                                                                       ---------
                                                                                                       ---------
UNAUDITED PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic and diluted............................................................                               --
                                                                                                       ---------
                                                                                                       ---------

                  See notes to combined financial statements.

                                BLOCKBUSTER INC.

                            COMBINED BALANCE SHEETS

                                 (IN MILLIONS)

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1997       1998
                                                                                             ---------  ---------
ASSETS
Current assets:
  Cash and cash equivalents................................................................  $   129.6  $    99.0
  Receivables, less allowances of $22.3 (1997) and $22.7 (1998)............................      114.8      124.8
  Merchandise inventories..................................................................      281.3      277.4
  Deferred income taxes....................................................................        6.7         --
  Prepaid assets...........................................................................       95.5      130.5
                                                                                             ---------  ---------
    Total current assets...................................................................      627.9      631.7

Rental library, net........................................................................      734.5      441.2
Deferred income taxes......................................................................       31.3       92.5
Property and equipment, net................................................................    1,085.2      995.3
Intangibles, net...........................................................................    6,192.7    6,055.6
Other assets...............................................................................       59.4       58.5
                                                                                             ---------  ---------
                                                                                             $ 8,731.0  $ 8,274.8
                                                                                             ---------  ---------
                                                                                             ---------  ---------

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable.........................................................................  $   362.4  $   448.6
  Accrued expenses.........................................................................      267.0      361.8
  Current portion of capital lease obligations.............................................       36.7       22.2
  Deferred income taxes....................................................................         --       13.6
  Short-term borrowings....................................................................       47.0         --
                                                                                             ---------  ---------
    Total current liabilities..............................................................      713.1      846.2

Notes payable to Viacom....................................................................      175.8    1,576.4
Capital lease obligations..................................................................      155.5      138.8
Other liabilities..........................................................................       69.0       75.5
                                                                                             ---------  ---------
                                                                                               1,113.4    2,636.9
                                                                                             ---------  ---------

Commitments and contingencies (Note 12)

Stockholder's equity:
  Viacom's net equity investment...........................................................    7,666.5    5,695.8
  Accumulated other comprehensive loss--foreign currency
    translation adjustment.................................................................      (48.9)     (57.9)
                                                                                             ---------  ---------
    Total Stockholder's equity.............................................................    7,617.6    5,637.9
                                                                                             ---------  ---------
                                                                                             $ 8,731.0  $ 8,274.8
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                  See notes to combined financial statements.

                                BLOCKBUSTER INC.

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (IN MILLIONS)

                                                                                         ACCUMULATED
                                                                            VIACOM'S        OTHER
                                                                           NET EQUITY   COMPREHENSIVE
                                                                           INVESTMENT   INCOME (LOSS)     TOTAL
                                                                           ----------  ---------------  ----------
BALANCE AT JANUARY 1, 1996...............................................  $  7,754.1     $   (16.9)    $  7,737.2
Net income...............................................................        77.8            --           77.8
Cumulative translation adjustment........................................          --           9.8            9.8
Net cash contribution to Viacom..........................................       (40.4)           --          (40.4)
                                                                           ----------        ------     ----------

BALANCE AT DECEMBER 31, 1996.............................................     7,791.5          (7.1)       7,784.4
Net loss.................................................................      (318.2)           --         (318.2)
Cumulative translation adjustment........................................          --         (38.6)         (38.6)
Reclassification of foreign currency translation gain realized...........          --          (3.2)          (3.2)

Net cash received from Viacom............................................       193.2            --          193.2
                                                                           ----------        ------     ----------

BALANCE AT DECEMBER 31, 1997.............................................     7,666.5         (48.9)       7,617.6
Net loss.................................................................      (336.6)           --         (336.6)
Cumulative translation adjustment........................................          --          (9.0)          (9.0)
Dividend payable to Viacom...............................................    (1,400.0)           --       (1,400.0)
Net cash contribution to Viacom..........................................      (234.1)           --         (234.1)
                                                                           ----------        ------     ----------

BALANCE AT DECEMBER 31, 1998.............................................  $  5,695.8     $   (57.9)    $  5,637.9
                                                                           ----------        ------     ----------
                                                                           ----------        ------     ----------

                  See notes to combined financial statements.

                                BLOCKBUSTER INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------
                                                                                    1996       1997       1998
                                                                                  ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).............................................................  $    77.8  $  (318.2) $  (336.6)
  Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:
    Depreciation and amortization...............................................      948.9    1,222.4    1,518.8
    Deferred income taxes.......................................................       26.7      121.5       (8.1)
    Write-down of investments...................................................         --       27.1       10.5
    Restructuring charge........................................................       50.2         --         --
    Equity in loss of affiliated companies, net of tax..........................        4.0       18.9        1.3
    Other.......................................................................         --        (.3)        --
  Change in operating assets and liabilities:
    Increase in receivables.....................................................      (39.5)      (7.8)     (10.9)
    Increase in merchandise inventories.........................................      (73.1)     (51.4)       (.4)
    Increase in prepaid and other assets........................................      (20.3)     (15.6)     (40.0)
    Increase (decrease) in accounts payable.....................................       49.0      (41.4)      67.9
    Increase (decrease) in accrued expenses and other liabilities...............      (38.7)      36.1       32.0
                                                                                  ---------  ---------  ---------
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES.................................      985.0      991.3    1,234.5
                                                                                  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Rental library purchases......................................................     (751.5)    (860.2)    (818.1)
  Capital expenditures..........................................................     (323.7)    (262.2)    (175.0)
  Cash used for acquisitions....................................................     (154.4)     (79.0)     (34.2)
  Proceeds from sale of property and equipment..................................         --       19.1         .3
  Investments in affiliated companies...........................................       (5.5)      (5.8)       4.8
                                                                                  ---------  ---------  ---------
NET CASH FLOW USED IN INVESTING ACTIVITIES......................................   (1,235.1)  (1,188.1)  (1,022.2)
                                                                                  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings on (repayments of) credit facility.............................       25.8       22.3      (46.6)
  Proceeds from term loan.......................................................         --         --       46.6
  Net borrowings from notes due to Viacom.......................................       69.7      106.1         .6
  Capital lease payments........................................................      (24.9)     (33.2)     (34.8)
  Advances from (repayments to) Viacom, net.....................................      138.2      174.1     (206.9)
                                                                                  ---------  ---------  ---------
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES........................      208.8      269.3     (241.1)
                                                                                  ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.........................................        (.4)      (1.5)      (1.8)
                                                                                  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents............................      (41.7)      71.0      (30.6)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..................................      100.3       58.6      129.6
                                                                                  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR........................................  $    58.6  $   129.6  $    99.0
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

                  See notes to combined financial statements.

                                BLOCKBUSTER INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 1--DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    Blockbuster Inc. (the "Company") consists of various wholly owned entities owned directly or indirectly by Viacom International Inc. which is a wholly owned subsidiary of Viacom Inc. ("Viacom"). During 1998, Viacom announced its intention to offer in an initial public offering a portion of its interest in the common stock of Blockbuster Inc., a wholly-owned subsidiary. This initial public offering is Viacom's first step in the planned divestiture of Blockbuster Inc. The Company owns, operates and franchises videocassette rental and sales stores in the United States and a number of foreign countries. The Company offers pre-recorded videocassettes primarily for rental and also offers titles for purchase on a "sell-through" (retail) basis. In addition, the Company offers video games for rental and sale and sells certain other entertainment-related merchandise.

    The Company's business and operations were originally conducted by Blockbuster Entertainment Corporation which was incorporated in Delaware in 1982 and entered the movie rental business in 1985. On September 29, 1994, Blockbuster Entertainment Corporation was merged with and into Viacom. Since the merger and during the period covered by the accompanying combined financial statements, operations were conducted by various subsidiaries of Viacom. These operations are collectively referred to herein as the "Company", "Blockbuster" or "Blockbuster Inc." Viacom's acquisition of the Company in 1994 was accounted for as a purchase, and accordingly, its basis in the acquired assets and liabilities has been pushed down to Blockbuster. Viacom's initial investment and all subsequent cash advances, with the exception of cash advanced to fund the Company's non-U.S. operations, have been classified as contributed capital and no interest expense or income has been allocated to the Company in the accompanying combined financial statements.

    As a part of the Reorganization Transactions (see discussion below), the Company will purchase stock or assets from affiliates of Viacom with cash funded by the bank credit agreement or contributed by Viacom in order to acquire certain international operations of the Company. Advances from Viacom to Blockbuster to fund these operations have been treated as intercompany notes in the accompanying combined financial statements. Any difference between the recorded intercompany notes payable to Viacom and the ultimate amount of the purchase price for the stock or assets of these operations will be recognized as an adjustment to Stockholders' Equity.

    In anticipation of the Company's initial public offering (the "Offering") the following transactions have been or will be completed: (1) during late 1998 numerous U.S. subsidiaries of Viacom International Inc., a wholly-owned subsidiary of Viacom, each of which were directly or indirectly involved in the Company's operations, were merged with and into the Company, (2) the Company will purchase stock or assets of certain affiliates of Viacom in order to acquire certain international operations of the Company, (3) on December 31, 1998 the Company declared a $1.4 billion dividend payable to Viacom which has been reflected as an interest-bearing note in the accompanying combined balance sheet, (4) the Company will enter into a revolving credit agreement with a syndicate of lenders which will be used to fund debt owed to Viacom and the purchase of stock or assets from affiliates of Viacom to acquire certain international operations and (5) the Company will be recapitalized with Class A common stock and Class B common stock. These transactions are collectively referred to as the Reorganization Transactions.

    The Company expects to offer Class A common stock in the Offering. Subsequent to the Offering, Viacom will own none of the outstanding shares of the Class A common stock and 100% of the outstanding shares of the Class B common stock, which will represent no less than 80% of the voting interest of the Company's then outstanding common stock. Viacom has expressed its current intention to achieve a complete separation between the Company and itself through a subsequent stock split-off or

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 1--DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED) other back-up distribution. Viacom has the sole discretion to determine the timing and all terms of the split-off or other backup distribution, and is under no obligation to effect such separation. There can be no assurance as to whether or when such a separation will occur, or as to the terms of such separation.

    The accompanying combined financial statements are presented on a carve-out basis and reflect the combined historical results of operations, financial position and cash flows of the Company including entities currently owned by Blockbuster or to be purchased from Viacom in the case of its international operations. In this context, no direct ownership relationship existed among all the various entities comprising Blockbuster; accordingly, Viacom and its subsidiaries' net investment in Blockbuster is included in the Stockholder's Equity in the combined financial statements.

    For all periods presented, certain expenses reflected in the combined financial statements include allocation of corporate expenses from Viacom (see
Note 10). All such costs and expenses have been deemed to have been paid by the Company to Viacom in the period in which the costs were recorded. Allocations of current income taxes receivable or payable are deemed to have been remitted, in cash, by or to Viacom in the period the related income taxes were recorded. Management believes that the foregoing allocations were made on a reasonable basis; however, the allocations of costs and expenses do not necessarily indicate the costs that would have been or will be incurred by the Company on a stand-alone basis. Also, the financial statements may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what the financial position, results of operations or cash flows would have been if the Company had been a separate, stand-alone company during the periods presented.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

PRINCIPLES OF COMBINATION

    The combined financial statements include the accounts of the Company and investments of more than 50% in subsidiaries and other entities. Investments in affiliated companies over which the Company has a significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. Investments of 20% or less are accounted for under the cost method. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    Cash equivalents are defined as short-term (original maturities of three months or less) highly liquid investments.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
MERCHANDISE INVENTORIES

    Merchandise inventories consist primarily of prerecorded videocassette retail inventory, video games and confectionery items and is stated at the lower of cost or market. Merchandise inventory costs are determined using the weighted average method, the use of which approximates the first-in, first-out basis.

RENTAL LIBRARY, NET

    Effective April 1, 1998, Blockbuster adopted an accelerated method of amortizing videocassette and game rental library in order to more closely match expenses in proportion with anticipated revenues from revenue sharing agreements (see Note 3).

    Rental library and related accumulated amortization at December 31, are as follows:

                                                                           1997       1998
                                                                         ---------  ---------
Rental library.........................................................  $ 1,742.8  $ 2,011.5
Less: accumulated amortization.........................................    1,008.3    1,570.3
                                                                         ---------  ---------
Rental library, net....................................................  $   734.5  $   441.2
                                                                         ---------  ---------
                                                                         ---------  ---------

    Rental amortization expense, excluding the charge (see Note 3), approximated $617.2 million (1996), $799.9 million (1997) and $711.6 million (1998).

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation expense is computed principally by the straight-line method over the estimated useful lives as follows:

Building....................................  25 to 31.5 years
Building improvements.......................  10 years
Leasehold improvements......................  4 to 10 years
Equipment and other.........................  3 to 10 years
Furniture and fixtures......................  3 to 10 years

    Balances of major classes of assets and accumulated depreciation at December 31, are as follows:

                                                                           1997       1998
                                                                         ---------  ---------
Land, building and building improvements...............................  $    64.6  $    56.3
Leasehold improvements.................................................      563.2      637.7
Equipment and other....................................................      347.6      386.2
Furniture and fixtures.................................................      308.7      294.0
Capital leases.........................................................      244.4      248.3
                                                                         ---------  ---------
  Total................................................................    1,528.5    1,622.5
Less: accumulated depreciation.........................................      443.3      627.2
                                                                         ---------  ---------
Property and equipment, net............................................  $ 1,085.2  $   995.3
                                                                         ---------  ---------
                                                                         ---------  ---------

    Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful life of the assets are capitalized. Depreciation expense, including capital lease amortization, was $165.5 million
(1996), $253.8 million (1997) and $212.7 million (1998). Depreciation expense related to capital leases was $31.7 million (1996), $30.6 million (1997) and $29.7 million (1998).

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INTANGIBLES

    Intangible assets at December 31, consist of the following:

                                                                           1997       1998
                                                                         ---------  ---------
Goodwill...............................................................  $ 6,721.5  $ 6,752.7
Trademarks.............................................................       11.7       11.8
                                                                         ---------  ---------
  Total................................................................    6,733.2    6,764.5
Less: accumulated amortization.........................................      540.5      708.9
                                                                         ---------  ---------
Intangibles, net.......................................................  $ 6,192.7  $ 6,055.6
                                                                         ---------  ---------
                                                                         ---------  ---------

    The cost of acquired businesses in excess of the fair value of tangible assets and liabilities acquired ("goodwill"), which principally relates to Viacom's acquisition of the Company and the resulting pushdown of goodwill associated with the transaction, is amortized using the straight-line method over estimated useful lives not exceeding 40 years. Amortization expense related to intangible assets was $166.2 million (1996), $168.7 million (1997) and $170.2 million (1998).

    Trademarks are amortized on a straight-line basis over the estimated remaining economic lives, not exceeding 40 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    At December 31, 1997 and 1998, the Company's carrying value of financial instruments approximates fair value due to the short-term maturities of these instruments or variable rates of interest. During 1996, 1997 and 1998, no financial instruments were held or issued for trading purposes.

IMPAIRMENT OF LONG-LIVED ASSETS

    In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS 121 requires that the Company assess long-lived assets (primarily property, plant and equipment and goodwill) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Recoverability is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets' net carrying value. The amount of impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair value.

ADVERTISING EXPENSES

    Advertising costs are expensed the first time the advertising takes place.

GIFT CARD LIABILITY

    Gift card liabilities are recorded at the time of sale with the costs of designing, printing and distributing the cards recorded as expense as incurred. The liability is relieved and revenue recognized upon redemption of the gift cards at any Blockbuster video store.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    Revenues are generally recognized at the time of sale or rental. Rental revenue includes sales of previously viewed videocassettes and previously played video games.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

    The financial statements of the Company's foreign operations were prepared in their respective local currencies and translated into U.S. dollars for reporting purposes. The assets and liabilities are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. The cumulative effects of exchange rate changes on net assets are included as a part of accumulated other comprehensive loss in 1996, 1997 and 1998. Net foreign currency transaction gains and losses were not significant for any of the years presented, except for 1997, in which the Company recognized a gain of approximately $8.0 million, which is included in general and administrative expenses in the Combined Statements of Operations.

HEDGING ACTIVITY

    The Company has historically been considered in Viacom's overall risk management strategy. As a part of this strategy, Viacom uses certain financial instruments to reduce its exposure to adverse movements in foreign-exchange rates. Viacom allocates to the Company the income and expense associated with certain of these financial instruments used to hedge foreign currency movements. Allocated net expense and the related notional amounts for these financial instruments were immaterial in all years presented.

    The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts. However, the Company does not anticipate nonperformance by the other parties and no material loss would be expected from their nonperformance.

CAPITALIZED SOFTWARE COSTS

    The Company capitalizes qualifying costs related to developing or obtaining internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized costs are depreciated over the estimated useful life of the software which ranges between three and five years. Capitalized costs at December 31, 1997 and 1998 totaled $10.6 million and $11.1 million, net of accumulated depreciation of $7.0 million and $10.5 million, respectively. In January 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company's policy falls within the guidelines of SOP 98-1.

START-UP COSTS

    In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 becomes effective for all fiscal years beginning after December 15, 1998. The Company's policy falls within the guidelines of SOP 98-5.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    Income taxes are provided based on the liability method of accounting pursuant to SFAS 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes are recorded to reflect the tax benefit and consequences of future years' differences between the tax bases of assets and liabilities and their financial reporting basis. The Company records a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

EARNINGS PER SHARE

    The Company's historical capital structure is not indicative of its prospective capital structure since no direct ownership relationship existed among all the various units comprising Blockbuster. Accordingly, historical earnings per share has not been presented in the Combined Financial Statements.

    Unaudited pro forma basic and diluted earnings per share includes the shares of both Class A and Class B common shares assumed to be outstanding as of the date of the Offering. Unaudited pro forma basic and diluted earnings per share are the same since there are currently no Company options outstanding. Pro forma basic and diluted earnings per share have been presented for the most recent annual period.

COMPREHENSIVE INCOME (LOSS)

    Effective January 1, 1998 the Company adopted SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income (loss) and its components in financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It consists of net income (loss) and other gains and losses affecting stockholder's equity that, under generally accepted accounting principles, are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability. Currency translation is the only item of other comprehensive income impacting the Company. There is no tax effect associated with comprehensive income (loss) as the foreign currency translation adjustments are associated with operations located in foreign jurisdictions with operating losses.

    Comprehensive income (loss) for the years ended 1996, 1997 and 1998 was as follows:

                                                                                        1996       1997       1998
                                                                                      ---------  ---------  ---------
Net income (loss)...................................................................  $    77.8  $  (318.2) $  (336.6)
Foreign currency translation gain realized..........................................          -       (3.2)         -
Currency translation adjustment.....................................................        9.8      (38.6)      (9.0)
                                                                                      ---------  ---------  ---------
Total comprehensive income (loss)...................................................  $    87.6  $  (360.0) $  (345.6)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

SEGMENT INFORMATION AND PENSION DISCLOSURES

    In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. In February 1998, the FASB issued SFAS 132, "Employer's Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS 132"),

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) which is effective for fiscal years beginning after December 15, 1997. SFAS 132 standardizes the disclosure requirements for pension and other post retirement benefits and requires additional information on benefit obligations and the fair value of plan assets. Implementation of SFAS 131 and SFAS 132 have not had a material effect on the financial statements as currently presented.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This new accounting standard will require that derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities, as the case may be. The treatment of changes in the fair value of a derivative (i.e., gains and losses) will depend on its intended use and designation. Gains and losses on derivatives designated as hedges against the cash flow effect of a forecasted transaction will initially be reported as a component of comprehensive income and, subsequently, reclassified into income when the forecasted transaction affects income. Gains and losses on all other forms or derivatives will be recognized in income in the period of change. The Company will adopt SFAS 133 effective January 1, 2000 and anticipates that its adoption will not have a material effect on its financial statements.

NOTE 3--CHANGE IN ACCOUNTING METHOD FOR RENTAL LIBRARY

    Effective April 1, 1998, Blockbuster adopted an accelerated method of amortizing videocassette and game rental library. Blockbuster has adopted this new method of amortization because it has implemented a new business model, including revenue sharing agreements with Hollywood studios, which has dramatically increased the number of videocassettes in the stores and is satisfying consumer demand over a shorter period of time. Revenue sharing allows Blockbuster to purchase videocassettes at a lower product cost than the traditional buying arrangements, with a percentage of the net rental revenues shared with the studios over a contractually determined period of time. As the new business model results in a greater proportion of rental revenue over a shorter period of time, Blockbuster has changed its method of amortizing rental library in order to more closely match expenses in proportion with the anticipated revenues to be generated therefrom.

    Pursuant to the new accounting method, the Company records base stock videocassettes (generally less than five copies per title for each store) at cost and amortizes a portion of these costs on an accelerated basis over three months, generally to $8 per unit, with the remaining base stock videocassette cost amortized on a straight-line basis over 33 months to an estimated $4 salvage value. The cost of non-base stock videocassettes (generally greater than four copies per title for each store) are amortized on an accelerated basis over three months to an estimated $4 salvage value. Video games are amortized on an accelerated basis over a 12 month period to an estimated $10 salvage value. Revenue sharing payments are expensed when revenues are earned pursuant to the applicable contractual arrangements.

    The new method of accounting has been applied to rental library that was held at April 1, 1998. The adoption of the new method of amortization has been accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, the Company recorded a non-cash pre-tax charge of $424.3 million to cost of rental revenues. The charge represents an adjustment to the carrying value of the rental tapes due to the new method of accounting.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

    The Company believes that the new amortization method developed for Blockbuster's new business model will result in a better matching of revenue and expense recognition. Under the new model, cost of sales attributable to videocassettes is comprised of revenue sharing payments, which are expensed when the related revenue is recognized, amortization of product costs and residual values of previously viewed tapes and games upon sale.

    Prior to April 1, 1998 videocassette rental library was recorded at cost and amortized over its estimated economic life. Base stock videocassettes (generally 1 to 4 copies per title for each store) were amortized over 36 months on a straight-line basis. Non-base stock videocassettes (generally the fifth and succeeding copies per title for each store) were amortized over six months on a straight-line basis. Video game library was amortized on a straight-line basis over a period of 12 to 24 months.

NOTE 4--BLOCKBUSTER CHARGES AND RESTRUCTURING

    During the second quarter of 1997, the Company shifted its strategic emphasis from retailing a broad assortment of merchandise to focusing on its core rental business. Rationalization of the retail product lines such as sell through video, confectionery items, literature, music and fashion merchandise allowed the Company to devote more management time and attention, as well as retail floor selling space, to its rental video and game business. In addition, as part of its efforts to improve the performance of its operations, the Company adopted a plan to close consistently underperforming stores primarily located in the United States, United Kingdom and Australia and to exit the German market.

    As a result, the Company recorded a pre-tax charge of approximately $250 million (the "Charge"). The Charge consisted principally of $100.8 million recognized as cost of merchandise sold for a reduction in the carrying value of excess merchandise inventories, $69.6 million for the reorganizing of operations and closing of underperforming stores and $39.3 million recognized as general and administrative expenses, primarily related to relocation costs incurred in connection with the move of the Company's employees, corporate offices and data center from Fort Lauderdale, Florida to Dallas, Texas. In addition, the Charge consisted of $29.4 million, recognized as part of the equity in loss of affiliated companies, associated with the Company's debt guarantee of joint venture operations in Japan. Through December 31, 1998, the Company has fully satisfied its obligations related to the debt guarantee.

    The $69.6 million charge is comprised of a $41.8 million non-cash impairment charge associated with long-lived assets and a $27.8 million charge for lease exit obligations. These amounts have been recognized as depreciation expense and general and administrative expense, respectively. Through December 31, 1998, the Company has paid and charged approximately $12.8 million against the lease exit obligations.

    Also in the second quarter of 1997, as part of the Company's strategic initiatives, management made the decision to dispose of certain investments that did not relate to the Company's core business. The Company recognized a non-cash charge of $27.1 million to write down these non-strategic investments to their net realizable value. This charge is reflected in "Interest expense and other items, net" in the Combined Statements of Operations.

    During 1998, the Company revised its estimate of net realizable value associated with certain investments referred to above. An additional provision of approximately $10.5 million was recognized in the fourth quarter to reflect this change in estimate and was included in "Interest expense and other items, net".

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 4--BLOCKBUSTER CHARGES AND RESTRUCTURING (CONTINUED)
    During the fourth quarter of 1996, the Company adopted a plan to relocate its corporate headquarters from Fort Lauderdale to Dallas and eliminate third party distributors. As a result of such plan, the Company recognized a restructuring charge of approximately $50.2 million. The restructuring charge reflects a $25.0 million reserve for estimated severance benefits payable to approximately 650 employees who did not relocate to Dallas. The Company, through the restructuring charge, also recognized $11.6 million of other costs of exiting Fort Lauderdale (primarily related to the disposition of its corporate headquarters) and $13.6 million for eliminating third party distributors. The Company's relocation to Dallas was completed during the second quarter of 1997. Through December 31, 1998, the Company paid and charged approximately $25.0 million against the severance liability and approximately $11.4 million against the Fort Lauderdale exit costs.

NOTE 5--STOCK OPTION PLANS

    Certain of the Company's employees have been granted Viacom stock options under Viacom's Long-term Incentive Plans (the "Plans"). The purpose of the Plans is to benefit and advance the interests of Viacom by rewarding certain key employees for their contributions to the financial success of Viacom and thereby motivating them to continue to make such contributions in the future. The Plans provide for fixed grants of equity-based interests pursuant to awards of phantom shares, stock options, stock appreciation rights, restricted shares or other equity-based interests and for subsequent payments of cash with respect to phantom shares or stock appreciation rights based, subject to certain limits, on their appreciation in value over stated periods of time. The stock options generally vest over a four to six year period from the date of grant and expire 10 years after the date of grant.

    The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation". In accordance with the provisions of SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Plans and accordingly, does not recognize compensation expense for its stock option plans because Viacom typically does not issue options at exercise prices below the market value at date of grant. Had compensation expense for Viacom's stock option plans applicable to the Company's employees been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by SFAS 123, the Company's combined pretax income would have decreased by $1.6 million ($1.0 million after tax), $2.2 million ($1.4 million after tax) and $4.1 million ($2.6 million after tax) in 1996, 1997 and 1998, respectively. These pro forma effects may not be representative of expense in future periods since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period. Additional options may be granted in future years. Options issued prior to January 1, 1995 were excluded from the computation.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 5--STOCK OPTION PLANS (CONTINUED)
    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                1996       1997       1998
                                                              ---------  ---------  ---------
Expected dividend yield (a).................................         --         --         --
Expected stock price volatility.............................      32.65%     31.75%     32.72%
Risk-free interest rate.....................................       6.43%      6.04%      5.46%
Expected life of options (years)............................        6.0        6.0        6.0

------------------------------

(a) Viacom has not declared any cash dividends on its common stock for any of the periods presented and has no present intention of so doing.

    On February 25, 1999, the Board of Directors of Viacom declared a 2-for-1 common stock split, effected in the form of a dividend. The additional shares were issued on March 31, 1999 to shareholders of record on March 15, 1999. All stock options and per share amounts have been adjusted to reflect the stock split for all periods presented.

    The weighted-average fair value of each option as of the grant date was $8.13, $6.59 and $12.89 in 1996, 1997 and 1998, respectively.

    The following table summarizes stock option activity under the various plans as it relates to Blockbuster's employees:

                                                                  OPTIONS     WEIGHTED-AVERAGE
                                                                OUTSTANDING    EXERCISE PRICE
                                                                ------------  -----------------
BALANCE AT DECEMBER 31, 1995..................................    20,398,918      $   15.49
                                                                ------------
  Granted.....................................................     1,155,600          18.23
  Exercised...................................................     7,039,854          15.15
  Canceled....................................................     1,333,634          16.90
                                                                ------------
BALANCE AT DECEMBER 31, 1996..................................    13,181,030          15.77
                                                                ------------
  Granted.....................................................     2,596,000          15.32
  Exercised...................................................     2,778,348          14.58
  Canceled....................................................     2,766,482          15.76
                                                                ------------
BALANCE AT DECEMBER 31, 1997..................................    10,232,200          15.98
                                                                ------------
  Granted.....................................................       506,320          30.31
  Exercised...................................................     7,102,920          14.39
  Canceled....................................................       414,356          16.00
                                                                ------------
BALANCE AT DECEMBER 31, 1998..................................     3,221,244      $   21.75
                                                                ------------
                                                                ------------

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 5--STOCK OPTION PLANS (CONTINUED)
    The following table summarizes information concerning currently outstanding and exercisable Viacom stock options issued to Blockbuster employees at December 31, 1998:

                               OUTSTANDING                        EXERCISABLE
                ------------------------------------------  ------------------------
                                               WEIGHTED-                 WEIGHTED-
   RANGE OF                    REMAINING        AVERAGE                   AVERAGE
   EXERCISE                   CONTRACTUAL      EXERCISE                  EXERCISE
    PRICES       OPTIONS     LIFE (YEARS)        PRICE       OPTIONS       PRICE
--------------  ----------  ---------------  -------------  ---------  -------------
 $  10 to $15       20,000          8.62       $   14.94           --           --
     15 to 20    2,340,540          8.47           15.46       23,398    $   17.50
     20 to 25       14,000          9.01           21.47           --           --
     25 to 30           --            --              --           --           --
     30 to 35      487,320          9.61           30.57           --           --
      3 to 25(a)    359,384(a)         4.16        14.29      359,384        14.29
                ----------                                  ---------
                 3,221,244                                    382,782
                ----------                                  ---------
                ----------                                  ---------

------------------------

(a) Represents information for options assumed with the Viacom acquisition of Blockbuster.

NOTE 6--ACCRUED EXPENSES

    The Company's accrued expenses consist of the following:

                                                                         AT DECEMBER 31,
                                                                       --------------------
                                                                         1997       1998
                                                                       ---------  ---------
Accrued compensation.................................................  $    42.7  $    55.9
Accrued gift card liability..........................................       46.7       65.9
Accrued sales tax....................................................       27.8       24.5
Accrued property tax.................................................       27.0       38.9
Accrued revenue sharing..............................................         --       38.0
Restructuring reserve................................................       23.4       14.2
Store closure reserves...............................................       25.3       15.0
Assigned music liabilities (see Note 10).............................         --       43.7
Other................................................................       74.1       65.7
                                                                       ---------  ---------
                                                                       $   267.0  $   361.8
                                                                       ---------  ---------
                                                                       ---------  ---------

NOTE 7--DEBT

    Effective February 1996, the Company, along with three other Viacom affiliates, entered into a Cdn$75 million credit facility, secured by Viacom. The Company had outstanding approximately Cdn $65.8 million of bankers acceptances as of December 31, 1997 ($47.0 million at December 31, 1997 exchange rates). Interest on outstanding borrowings is equal to the Canadian bankers acceptance rate plus 40 basis points, 3.5% and 5.1% at December 31, 1996 and 1997, respectively. Interest expense related to the Canadian facility was $.3 million and $2.0 million for the years ended December 31, 1996 and 1997, respectively.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 7--DEBT (CONTINUED)
    In March 1998, the Company entered into a 10 year term loan for Cdn $65.8 million to repay the existing credit facility. In June 1998, the note was sold to a Viacom affiliate and accordingly, is reflected as part of notes payable to Viacom.

    Funds advanced by Viacom to the Company to fund certain international operations have been recognized as intercompany loans. These intercompany loans will be purchased and retired by the Company with borrowings from the Company's credit agreement as part of its Reorganization Transactions as described in Note
1. Interest expense charged by Viacom approximated $4.1 million, $10.1 million and $8.4 million for the years 1996, 1997 and 1998, respectively and reflects market-based rates.

    Interest expense related to capital leases was $17.6 million, $18.7 million and $18.5 million for the years ended December 31, 1996, 1997 and 1998, respectively. See Note 12 for further information regarding capital lease obligations.

    On December 31, 1998, the Company declared a dividend in the form of an interest bearing (London Interbank Offered Rate "LIBOR" plus 1%, 6.12% at December 31, 1998) promissory note to Viacom International Inc. in the principal amount of $1.4 billion.

NOTE 8--VIACOM'S NET EQUITY INVESTMENT

    Viacom funds the working capital requirements of the Company based upon a centralized cash management system. The Viacom's net equity investment includes accumulated equity as well as any non-interest bearing payable and receivable due to/from Viacom resulting from cash transfers and other intercompany activity. Viacom generally does not charge the Company interest on intercompany balances except for intercompany debt associated with certain foreign operations (see Note 7).

NOTE 9--INTEREST EXPENSE AND OTHER ITEMS, NET

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1996       1997       1998
                                                                       ---------  ---------  ---------
INTEREST EXPENSE:
  Related parties....................................................  $     4.1  $    10.1  $     8.4
  Capital lease......................................................       17.6       18.7       18.5
  Third party........................................................         .3        2.0         .8
                                                                       ---------  ---------  ---------
Total interest expense...............................................       22.0       30.8       27.7
Less: Interest income................................................       (3.6)      (3.7)      (4.0)
                                                                       ---------  ---------  ---------
NET INTEREST EXPENSE.................................................       18.4       27.1       23.7
Write-down of investments (Note 4)...................................         --       27.1       10.5
Other................................................................         --         .5        1.3
                                                                       ---------  ---------  ---------
TOTAL INTEREST EXPENSE AND OTHER ITEMS, NET..........................  $    18.4  $    54.7  $    35.5
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 10--RELATED PARTY TRANSACTIONS

    Viacom provides the Company with certain general and administrative services, including insurance, legal, treasury, financial and other corporate functions. The allocation of expenses was generally based on actual costs incurred and such costs were apportioned to the Company based upon the average of certain specified ratios of revenues and net assets. The charges for such services were $9.8 million (1996), $9.2 million (1997) and $12.5 million (1998). Management believes that the methodologies used to allocate these charges are reasonable, however, these allocations of costs and expenses do not necessarily indicate the cash and expenses that would have been or will be incurred by the Company on a stand-alone basis. Viacom also pays insurance premiums on behalf of the Company for certain worker's compensation, property, general liability, and group insurance policies. Insurance expense related to these policies was $13.2 million (1996), $13.3 million (1997) and $16.0 million (1998) and is reflected as a component of general and administrative expenses in the Combined Statements of Operations. See Note 13 for pension plan and additional employee benefit costs charged by Viacom to the Company. These services between Viacom and the Company will continue after the Offering pursuant to the transition services described below.

    Blockbuster and Viacom will enter into a transition services agreement whereby Viacom will provide the Company cash management, accounting, financial and tax services as well as employee benefit plan and insurance administration. These services may change upon agreement between Viacom and the Company. The fee for these services will approximate Viacom's cost and could be subject to adjustment. The Company has agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services. The services agreement expires upon the closing of a split-off or backup distribution.

    The Company, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom. The Company purchases certain videocassettes for rental and sale directly from Paramount Pictures Corporation. Total purchases were $7.6 million, $77.5 million and $110.1 million for the years ended December 31, 1996, 1997 and 1998, respectively. These transactions have been recognized in the Combined Financial Statements.

    In conjunction with the sale by a related party of Blockbuster Music ("Music") to Wherehouse Entertainment, Inc. ("Wherehouse"), the Company assumed certain liabilities as a result of the disposition of Blockbuster Music with a corresponding reduction to Viacom's net equity investment. The nature of these liabilities was predominantly for obligations related to closed Music stores excluded from the sale and to a lesser extent certain transaction costs and various costs to complete the transition of operations from Music to Wherehouse. These liabilities at the date of assignment aggregated approximately $67 million of which $43.7 million remains in current liabilities at December 31, 1998.

    All other transactions with companies owned by or affiliated with Viacom did not have a material impact on the financial position or results of operations presented herein. See Note 7 regarding intercompany loans related to the Company's international operations.

NOTE 11--INCOME TAXES

    The Company has been included in combined federal, state and local income tax returns filed by Viacom. However, the tax benefit (expense) reflected in the Combined Statements of Operations and deferred tax assets and liabilities reflected in the Combined Balance Sheets have been prepared as if such

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 11--INCOME TAXES (CONTINUED)
benefits were computed on a separate return basis. The current income tax liabilities for the periods presented have been satisfied by Viacom. Any tax losses generated by the Company have been utilized by Viacom to reduce its combined taxable income. These amounts have been reflected in Viacom's net equity investment in the Combined Balance Sheets.

    The Company and Viacom will enter into a tax matters agreement which provides that subsequent to the Offering the Company will continue to be included in the Viacom U.S. federal consolidated income tax return and certain consolidated, combined, and unitary state tax returns. The tax matters agreement requires the Company and Viacom to make payments to each other equal to the amount of income taxes which would be paid by the Company, subject to certain adjustments, if the Company had filed a stand alone return for any taxable year or portion thereof beginning after the date of this offering in which the Company is included in the Viacom group. With respect to certain tax attributes such as net operating losses, tax credits and capital losses, the Company will have the right of reimbursement or offset, which will be determined based on the extent such tax attributes could be utilized by the Company if it had not been included in the Viacom group. The right to reimbursement or offset will arise regardless of whether the Company is a member of the Viacom group at the time the attributes could have been used.

    The tax matters agreement also requires the Company, if so requested by Viacom, to surrender certain tax losses of our subsidiaries that are resident in the United Kingdom for 1998 and earlier years to Viacom's United Kingdom Operations without any rights to compensation.

    The tax matters agreement specifies that Viacom will indemnify the Company against any and all tax adjustments to Viacom's consolidated federal and consolidated, combined and unitary state tax returns from September 29, 1994 through the date of the Offering.

    The net operating loss carryforwards at December 31, 1998 are primarily attributable to domestic ($8.2 million) and foreign ($42.5 million) subsidiaries of the Company. These losses are subject to certain restrictions and limitations in accordance with domestic and foreign tax laws. A valuation allowance has been provided primarily related to foreign loss carryforwards and certain foreign restructuring reserves as the Company believes that it is more likely than not that these tax benefits will not be realized. Of the total amount, $27.5 million has no expiration date, $0.7 million expires in 1998, $1.1 million expires in 1999 and $21.4 million expires thereafter.

    Losses accounted for under the equity method of accounting are shown net of tax in the Combined Statements of Operations.

    Income (loss) before income taxes are attributable to the following jurisdictions:

                                                                     YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                   1996       1997       1998
                                                                 ---------  ---------  ---------
United States..................................................  $   283.3  $  (167.3) $  (313.6)
Foreign........................................................      (34.1)    (102.0)     (81.1)
                                                                 ---------  ---------  ---------
                                                                 $   249.2  $  (269.3) $  (394.7)
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 11--INCOME TAXES (CONTINUED)
    Components of the income tax benefit (expense) are as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1996       1997       1998
                                                                   ---------  ---------  ---------
Current:
  Federal........................................................  $  (119.1) $    89.7  $    51.2
  State and local................................................      (19.4)       3.4        3.0
  Foreign........................................................       (3.5)      (1.6)      (2.9)
                                                                   ---------  ---------  ---------
                                                                      (142.0)      91.5       51.3
Deferred.........................................................      (25.4)    (121.5)       8.1
                                                                   ---------  ---------  ---------
                                                                   $  (167.4) $   (30.0) $    59.4
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income (loss) before income taxes is as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1996       1997       1998
                                                                  ---------  ---------  ---------
Statutory U.S. tax provision (benefit) rate.....................       35.0%     (35.0)%   (35.0)%
Amortization of non-deductible goodwill.........................       24.1       23.5     15.6
State and local taxes, net of federal tax benefit...............        1.7       (1.6)    (4.1)
Effect of foreign operations....................................        7.1       23.9      8.6
Other, net......................................................        (.7)        .3      (.1)
                                                                        ---  ---------  ---------
Effective tax provision (benefit) rate..........................       67.2%      11.1%   (15.0)%
                                                                        ---  ---------  ---------
                                                                        ---  ---------  ---------

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 11--INCOME TAXES (CONTINUED)
    The following is a summary of the deferred tax accounts in accordance with SFAS 109:

                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1997       1998
                                                                               ---------  ---------
Deferred tax assets:
  Reserves and accrued liabilities...........................................  $    39.8  $    38.6
  Book-tax basis differences in rental library and other assets..............         --       60.1
  Book-tax basis differences in investments..................................       17.9       10.7
  Net operating loss carryforwards...........................................       50.2       50.7
                                                                               ---------  ---------
Total deferred tax assets....................................................      107.9      160.1
Less: Valuation allowance....................................................      (67.1)     (67.6)
                                                                               ---------  ---------
Net deferred tax assets......................................................       40.8       92.5
                                                                               ---------  ---------
Deferred tax liabilities:
  Deferred expenses..........................................................         --      (13.6)
  Book-tax basis differences in rental library and other assets..............       (2.8)        --
                                                                               ---------  ---------
Total deferred tax liabilities...............................................       (2.8)     (13.6)
                                                                               ---------  ---------
  Total net deferred tax assets..............................................  $    38.0  $    78.9
                                                                               ---------  ---------
                                                                               ---------  ---------

NOTE 12--COMMITMENTS AND CONTINGENCIES

    The Company has long-term noncancelable lease commitments for various real and personal property and office space which expire at various dates. Certain leases contain renewal and escalation clauses. Generally, leases are five to ten years with extended renewal options.

    At December 31, 1998, minimum rental payments under noncancelable leases are as follows:

                                                                            OPERATING    CAPITAL
                                                                           -----------  ---------
1999.....................................................................   $   369.9   $    47.6
2000.....................................................................       319.3        39.3
2001.....................................................................       262.6        32.0
2002.....................................................................       210.8        28.0
2003.....................................................................       183.2        27.0
2004 and thereafter......................................................       601.5        43.8
                                                                           -----------  ---------
Total minimum lease payments.............................................   $ 1,947.3       217.7
                                                                           -----------
                                                                           -----------
Less amount representing interest........................................                   (56.7)
                                                                                        ---------
Present value of net minimum payments....................................               $   161.0
                                                                                        ---------
                                                                                        ---------

    Rent expense was $269.8 million (1996), $355.3 million (1997) and $409.8 million (1998). Subtenant rental income was $5.0 million (1996), $4.8 million
(1997) and $5.6 million (1998). Future minimum lease payments have not been reduced by future minimum subtenant rental income of $30.6 million. No contingent rentals were paid during the three years ended December 31, 1998.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 12--COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In October 1998, Music stores were sold to Wherehouse. Certain of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. The remaining lease terms expire through various dates through 2007. Blockbuster has agreed to indemnify Viacom with respect to any amount paid under these guarantees. Blockbuster remains contingently liable for up to approximately $93 million, undiscounted, with respect to these guarantees if Wherehouse fails to make any payments under these leases. The Company has not recognized any reserves related to this contingent liability in the accompanying combined financial statements. If Wherehouse defaults, related losses could materially affect future operating income.

    Pursuant to the tax matters agreement, the Company will generally be responsible for, among other things, any taxes imposed on Viacom or its Subsidiaries as a result of the split-off failing to qualify as a tax-free transaction on account of any breach of the Company's representations or agreements or any action or failure to act by the Company or any transaction involving the Company's assets, stock or business (regardless of whether such transaction is within its control) following the split-off.

    The Company is a defendant from time to time in other lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of these known contingencies would not have a material adverse impact on the Company's financial statements or liquidity. However, there can be no assurances that future costs would not be material to results of operations or liquidity of the Company for a particular future period. In addition, the Company's estimates of future costs are subject to change as circumstances change and additional information becomes available during the course of litigation.

NOTE 13--PENSION PLANS AND OTHER EMPLOYEE BENEFITS

    Viacom has a noncontributory defined benefit pension plan covering substantially all of its employees, including the employees of the Company during 1996, 1997 and 1998. Retirement benefits are based principally on years of service and salary. Viacom also offers participation in a 401(k) savings plan to the employees of the Company and has charged the Company for pension and 401(k) savings plan expenses of $4.6 million (1996), $4.6 million (1997) and $5.3 million (1998).

    Viacom also provides other employee benefits to the Company's employees, including certain postemployment benefits, medical, dental, life and disability insurance costs.

    Management believes that the methodologies used to allocate pension and other employee benefit charges to the Company are reasonable.

    Viacom intends to spin off a Blockbuster Entertainment Investment Plan from the Viacom Investment Plan, the provisions of which will mirror those of the Viacom Investment Plan. The Company will continue to invest matching contributions in Viacom's Class B common stock.

NOTE 14--ACQUISITIONS

    During 1996, 1997 and 1998, the Company acquired or invested in several businesses that own and operate videocassette rental stores. The aggregate purchase price, consisting of cash consideration, for these businesses approximated $154.4 million (1996), $79.0 million (1997) and $34.2 million
(1998) and was primarily allocated to video rental library, property and equipment, and intangible assets.

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 14--ACQUISITIONS (CONTINUED)
    All acquisitions were accounted for under the purchase method and, accordingly, the operating results of the acquired businesses are included in the combined results of operations of the Company since their respective date of acquisition. Pro forma results of operations have not been presented due to the immateriality of the acquisitions.

NOTE 15--EQUITY INVESTMENTS

    The Company has a 50% interest in a joint venture located in Japan which owns and operates videocassette rental stores. As discussed in Note 4, during 1997 the Company recognized a charge of $29.4 million (approximately $17.6 million net of tax) related to debt guarantees in recognition of the joint venture's financial condition. The Company has also recognized its proportionate share of this joint venture's net operating loss to the extent of its investment which were as follows: $11.9 million (1996) and $12.1 million (1997). Through December 31, 1998, the Company had fully satisfied its obligations related to its Japan debt guarantees. As of December 31, 1997 and 1998, the Company had no remaining net investment in its Japan joint venture and intends to dispose of its interest in this joint venture in 1999.

NOTE 16--SUPPLEMENTAL CASH FLOW INFORMATION

    Cash flows from operating activities included cash payments as follows:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1996       1997       1998
                                                                                           ---------  ---------  ---------
Cash payments for interest...............................................................  $    17.9  $    20.4  $    27.2

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
  Retail stores acquired under capitalized leases........................................  $    40.6  $    14.4  $     3.8

    On December 31, 1998, the Company declared a cash dividend in the amount of $1.4 billion payable to Viacom in the form of an interest-bearing promissory note to Viacom International Inc.

    All income tax obligations have been satisfied by Viacom as the Company has been included in Viacom's combined tax return.

NOTE 17--OPERATIONS BY GEOGRAPHIC AREA

    The Company operates in one industry segment: rental and retail sales of videocassettes, video games and other entertainment related merchandise. The principal geographic areas of the Company's operations are the United States and Europe. Operations in Latin America, Australia, Canada and Asia are classified in "International--all other".

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 17--OPERATIONS BY GEOGRAPHIC AREA (CONTINUED)
    The following table shows revenues and long-lived assets by geographic area. Transfers between geographic areas were not significant.

                                                                                  YEAR ENDED OR AT DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1997       1998
                                                                                 ---------  ---------  ---------
REVENUES:
  United States................................................................  $ 2,427.9  $ 2,611.5  $ 3,090.1
  Europe.......................................................................      259.1      355.9      427.9
  International--all other.....................................................      255.1      346.2      375.4
                                                                                 ---------  ---------  ---------
      Total revenues...........................................................  $ 2,942.1  $ 3,313.6  $ 3,893.4
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
LONG-LIVED ASSETS(1):
  United States(2).............................................................  $ 7,484.6  $ 7,395.5  $ 6,942.2
  Europe.......................................................................      371.2      380.9      362.8
  International--all other.....................................................      306.4      295.4      245.6
                                                                                 ---------  ---------  ---------
      Total long-lived assets..................................................  $ 8,162.2  $ 8,071.8  $ 7,550.6
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

------------------------

(1) Includes all non-current assets, except deferred income taxes.

(2) Includes substantially all intangible assets.

NOTE 18--QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data for 1998 and 1997 appears below:

                                                                FIRST     SECOND       THIRD      FOURTH
1997(1)                                                        QUARTER    QUARTER     QUARTER     QUARTER   TOTAL YEAR
------------------------------------------------------------  ---------  ---------  -----------  ---------  -----------
Revenue.....................................................  $   823.8  $   765.3   $   817.7   $   906.8   $ 3,313.6
Gross profit................................................  $   538.3  $   370.5   $   504.5   $   539.8   $ 1,953.1
Net income (loss)...........................................  $   (19.3) $  (227.3)  $   (37.8)  $   (33.8)  $  (318.2)


1998(2)
------------------------------------------------------------
Revenue.....................................................  $   931.2  $   890.0   $   985.4   $ 1,086.8   $ 3,893.4
Gross profit................................................  $   604.6  $   100.2   $   591.7   $   640.5   $ 1,937.0
Net income (loss)...........................................  $    15.8  $  (318.0)  $   (21.5)  $   (12.9)  $  (336.6)

------------------------

(1) The second quarter of 1997 included a pre-tax charge of approximately $250 million principally representing a reduction in the carrying value of excess retail inventory and a reserve for the reorganization of international operations and closing of under performing stores in domestic and international markets as well as expenses associated with the Company's corporate relocation (see Note 4). In addition, the Company recognized a non-cash charge of $27.1 million to write down certain non-strategic investments to their estimated net realizable value.

(2) The second quarter of 1998 included a $424.3 million charge for a change in estimate effected by a change in accounting principle for rental library. During the fourth quarter of 1998, the Company

                                BLOCKBUSTER INC.

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 18--QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED) revised its estimate of net realizable value associated with the planned disposition of certain non-strategic investments and recognized an additional provision of approximately $10.5 million (See Note 3 and 4).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Shares

                                Blockbuster Inc.

                              Class A Common Stock

                               [BLOCKBUSTER LOGO]

                                     ------

                              P R O S P E C T U S

                                       , 1 9 9 9

                                   ---------

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.
                                     ------

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.
                                    -------

                           ING BARING FURMAN SELZ LLC

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                            PAINEWEBBER INCORPORATED

                              SCHRODER & CO. INC.

                                    SG COWEN

                            WIT CAPITAL CORPORATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.

P R O S P E C T U S
                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                   SUBJECT TO COMPLETION, DATED       , 1999

                                        SHARES

                               [BLOCKBUSTER LOGO]

                                BLOCKBUSTER INC.

                              CLASS A COMMON STOCK

                                  $  PER SHARE
                                   ---------

    We are selling       shares of our class A common stock. Of the       shares
of class A common stock that we are selling,       shares are being offered
outside the United States and Canada by a syndicate of international
underwriters and       shares are being offered concurrently in the United
States and Canada by a syndicate of U.S. underwriters.

    In addition, the international underwriters may purchase up to additional shares of our class A common stock under certain circumstances. The
U.S. underwriters may also purchase up to       additional shares of our class A
common stock under certain circumstances.

    This is an initial public offering of our class A common stock. We currently
expect the initial public offering price to be between $   and $           per
share, and have applied to have the class A common stock listed on the New York Stock Exchange under the symbol "BBI."

    Following this offering, we will have two classes of authorized common stock, the class A common stock and class B common stock. The rights of the holders of class A common stock and class B common stock are identical, except with respect to voting and conversion.

                                 --------------

    INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS"
BEGINNING ON PAGE 10.

    The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about       ,
1999.
                                 --------------

                                                                                                 PER SHARE     TOTAL
                                                                                                 ---------  ------------
Initial Public Offering Price..................................................................          $  $
Underwriting Discounts and Commissions.........................................................          $  $
Proceeds to Blockbuster Inc. (before expenses).................................................          $  $

                                 --------------

                          JOINT BOOK-RUNNING MANAGERS
SALOMON SMITH BARNEY INTERNATIONAL           BEAR, STEARNS INTERNATIONAL LIMITED
                                   ----------

CREDIT SUISSE FIRST BOSTON
                      GOLDMAN SACHS INTERNATIONAL
                                             J.P. MORGAN SECURITIES LTD.
ING BARINGS
              NATIONSBANC MONTGOMERY SECURITIES LLC
                             PAINEWEBBER INTERNATIONAL
                                            SCHRODERS
                                                          SG COWEN

              , 1999

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Shares

                                Blockbuster Inc.

                              Class A Common Stock

                               [BLOCKBUSTER LOGO]

                                     ------

                              P R O S P E C T U S

                                       , 1 9 9 9

                                   ---------

                       SALOMON SMITH BARNEY INTERNATIONAL
                      BEAR, STEARNS INTERNATIONAL LIMITED

                                     ------

                           CREDIT SUISSE FIRST BOSTON
                          GOLDMAN SACHS INTERNATIONAL
                          J.P. MORGAN SECURITIES LTD.
                                    -------

                                  ING BARINGS
                       NATIONSBANC MONTGOMERY SECURITIES
                           PAINEWEBBER INTERNATIONAL
                                   SCHRODERS
                                    SG COWEN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee................................................  $       *
NASD filing fee.....................................................          *
NYSE listing fee....................................................          *
Blue Sky fees and expenses..........................................          *
Attorneys' fees and expenses........................................          *
Accountants' fees and expenses......................................          *
Transfer Agent's and Registrar's fees and expenses..................          *
Miscellaneous.......................................................          *
                                                                      ---------
    Total...........................................................          *
                                                                      ---------
                                                                      ---------

------------------------

*   To be supplied by amendment

    The amounts set forth above are estimates except for the SEC registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the Company only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

    The Company's Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases; or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Certificate of Incorporation and By-Laws provide for indemnification of its directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

    Section 8 of the Underwriting Agreement (Exhibit 1.1 hereto) contains provisions for certain indemnification rights to the directors and officers of the Registrant.

    In addition, the Company maintains liability insurance for its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.

  EXHIBIT
  NUMBER                                              DESCRIPTION OF EXHIBIT
-----------  --------------------------------------------------------------------------------------------------------

      *1.1   Form of Underwriting Agreement.

      *3.1   Amended and Restated Certificate of Incorporation of the Registrant.

      *3.2   Bylaws of the Registrant.

      *4.1   Specimen Certificate representing Class A Common Stock.

      *5.1   Opinion of Shearman & Sterling as to the legality of the Common Stock.

     *10.1   Form of Initial Public Offering and Split-Off Agreement among the Registrant, Viacom International Inc.
             and Viacom Inc.

     *10.2   Form of Release and Indemnification Agreement between the Registrant and Viacom Inc.

     *10.3   Form of Transition Services Agreement between the Registrant and Viacom Inc.

     *10.4   Form of Registration Rights Agreement between the Registrant and Viacom Inc.

     *10.5   Form of Tax Matters Agreement between the Registrant and Viacom Inc.

     +10.6   Revenue-Sharing Agreement, dated as of November 21, 1997, between the Registrant and the party named therein.

     +10.7   Revenue-Sharing Agreement, dated as of September 29, 1998, between the Registrant and the party named therein.

     +10.8   Revenue-Sharing Agreement, dated as of August 25, 1998, between the Registrant and the party named therein.

     +10.9   Revenue-Sharing Agreement, dated as of October 13, 1998, between the Registrant and the party named therein.

     +10.10  Revenue-Sharing Agreement, dated as of January 20, 1999, between the Registrant and the party named therein.

     *10.11  Employment Agreement between the Registrant and          , dated          .

     *10.12  Employment Agreement between the Registrant and          , dated          .

     *10.13  Employment Agreement between the Registrant and          , dated          .

     *10.14  Employment Agreement between the Registrant and          , dated          .

     *10.15  Employment Agreement between the Registrant and          , dated          .

     *10.16  Deferred Compensation Plan for Outside Directors.

     *10.17  1999 Long-Term Management Incentive Plan.

     *10.18  Senior Executive Short-Term Incentive Plan.

     *21.1   List of Subsidiaries of the Registrant.

  EXHIBIT
  NUMBER                                              DESCRIPTION OF EXHIBIT
-----------  --------------------------------------------------------------------------------------------------------
      23.1   Consent of PricewaterhouseCoopers LLP.

     *23.2   Consent of Shearman & Sterling (included in its opinion in Exhibit 5.1).

      24.1   Powers of Attorney (included on signature page in this Registration Statement).

     *27.1   Financial Data Schedule.

------------------------

*   To be filed by amendment.

+ Exhibits for which Registrant is seeking confidential treatment for certain portions.

(B) FINANCIAL STATEMENT SCHEDULES.

    The schedules have been omitted because of the absence of circumstances under which they could be required.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the U.S. Underwriting Agreement and the International Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on May 6, 1999.

                                BLOCKBUSTER INC.

                                BY:             /S/ EDWARD B. STEAD
                                     -----------------------------------------
                                                  Edward B. Stead
                                        EXECUTIVE VICE PRESIDENT AND GENERAL
                                                      COUNSEL

                               POWER OF ATTORNEY

    The undersigned Directors and Officers of Blockbuster Inc. hereby constitute and appoint Edward B. Stead, as true and lawful attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any related registration statement and its amendments and exhibits filed pursuant to Rule 462(b) under the Securities Act and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby or under any related registration statement or any amendment hereto or thereto, with full power and authority to do and perform each and every act and thing requisite and necessary or desirable, hereby ratifying and confirming all that such attorney-in-fact or its substitute shall lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ JOHN F. ANTIOCO        Chairman, President and
------------------------------    Chief Executive Officer        May 6, 1999
       John F. Antioco

                                Executive Vice President,
      /s/ LARRY J. ZINE           Chief Financial Officer
------------------------------    and Chief Accounting           May 6, 1999
        Larry J. Zine             Officer

    /s/ PHILIPPE P. DAUMAN      Director
------------------------------                                   May 6, 1999
      Philippe P. Dauman

     /s/ THOMAS E. DOOLEY       Director
------------------------------                                   May 6, 1999
       Thomas E. Dooley

    /s/ SUMNER M. REDSTONE      Director
------------------------------                                   May 6, 1999
      Sumner M. Redstone